As filed with the Securities and Exchange Commission on April 15, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALLION HEALTHCARE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	8099	11-2962027
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

1660 Walt Whitman Road, Suite 105

Melville, NY 11747

(631) 547-6520

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael P. Moran

Chairman, Chief Executive Officer and President

1660 Walt Whitman Road, Suite 105

Melville, NY 11747

(631) 547-6520

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mark D. Director, Esq. Andrew M. Herman, Esq. Kirkland & Ellis LLP 655 15th Street, N.W. Suite 1200 Washington, DC 20009 (202) 879-5100	Steven L. Pottle, Esq. Ashley E. Hufft, Esq. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 USA (404) 881-7000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Public Offering Price(1)	Amount of Registration Fee
Common Stock, $.001 par value	$57,500,000	$6,768

(1)	Estimated solely for the purpose of calculating the amount of the registration fee paid pursuant to Rule 457(o) under the Securities Act of 1933.

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2005

PROSPECTUS

             Shares

Common Stock

This is an initial public offering of shares of common stock of Allion Healthcare, Inc. We are offering                  shares in this offering. No public market currently exists for our common stock.

We anticipate that the initial public offering price will be between $             and $             per share. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “ALLI.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” ON PAGE 7.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds to us	$	$

The underwriters have an option to purchase                  additional shares of common stock from us at the initial public offering price to cover any over-allotments of shares at anytime until 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

William Blair & Company

First Albany Capital

The date of this prospectus is                     , 2005.

[Graphic image of MOMSPak]

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that which is contained in this prospectus. We are offering to sell shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. For a more complete understanding of the information that you may consider important in making your investment decision, you should read the entire prospectus, including the information set forth under the heading “Risk Factors” and the historical and pro forma consolidated financial statements and the related notes included in this prospectus. Trademarks referred to in this prospectus appear in italic type. LabTracker is a trademark of Ground Zero Software, Inc. FUZEON is a registered trademark of Roche Laboratories Inc. and Trimeris Inc.

In this prospectus, “Allion,” “our company,” “we,” “us,” and “our” refer to Allion Healthcare, Inc., a Delaware corporation, together with our wholly-owned subsidiaries.

Our Company

Overview

We are a national provider of specialty pharmacy and disease management services focused on HIV/AIDS patients. We sell HIV/AIDS medications, ancillary drugs and nutritional supplies under our trade name MOMS Pharmacy. We work closely with physicians, nurses, clinics and AIDS Service Organizations, and with government and private payors, to improve clinical outcomes and reduce treatment costs for our patients. Most of our patients rely on Medicaid and other state-administered programs, such as the AIDS Drug Assistance Program, to pay for their HIV/AIDS medications.

Our net sales grew from $9.2 million in 2000 to $64.6 million in 2004, which represents a compounded annual growth rate of approximately 63% per year. We generate internal growth primarily by increasing the number of patients we serve. In addition, the price of HIV/AIDS medications has increased, and we are filling more prescriptions per patient. Our HIV/AIDS patients paid between $13,000 and $22,000 per year for medications, with an average of approximately $17,000 per patient per year in 2004. We also grew through acquisitions. In May 2003, we acquired Medicine Made Easy, a California pharmacy, and in the first quarter of 2005, we acquired two additional pharmacies in California—North American Home Health Supply, Inc. and Specialty Pharmacies, Inc.

As many as 1.6 million individuals living in the United States as of the end of 2004 were infected with HIV, of whom between 400,000 and 500,000 were receiving HIV/AIDS medications. Our distribution centers are located in or near metropolitan areas in those states where a majority of HIV/AIDS patients in the United States live—New York, California, Florida, New Jersey and Washington. As of March 31, 2005, we were serving approximately 8,300 patients.

The current standard of care for the treatment of HIV/AIDS involves the use of complex regimens of multiple drugs, or “combination therapies.” Combination therapies consist of predominantly oral medications taken by a patient multiple times a day, typically outside a clinical setting. In the United States, HIV/AIDS-associated morbidity and mortality have declined significantly as the use of combination therapies has expanded. After increasing every year between 1987 and 1994 at an average annual rate of 16%, the HIV/AIDS mortality rate has decreased since 1995. Accordingly, while HIV/AIDS remains life threatening, healthcare providers increasingly treat HIV/AIDS as more of a long-term chronic disease. Despite the apparent effectiveness of combination therapies, patient adherence to a treatment regimen remains critical to the effectiveness of that regimen. Studies on adherence within the HIV/AIDS population have shown that if 95% of medication doses are not taken as prescribed, the medication may become ineffective or the patient may develop drug resistance to such medication, according to the AIDS Research Institute. We believe that the success of combination therapies, which has increased patient longevity, is likely to increase the use of HIV/AIDS medications, with adherence to treatment regimens remaining essential.

Our Competitive Strengths

We believe we enjoy the following competitive strengths:

•	Specialized Services. We believe we are one of only a few specialty pharmacy and disease management service companies focused on HIV/AIDS patients. We work closely with patients and their healthcare providers to facilitate the success of complex combination therapies and to provide programs to monitor adherence and outcomes. We deliver our medications in a discreet, convenient and timely manner, which we believe also helps facilitate treatment adherence.

•	Customized Packaging System. We dispense prescribed medications in a customized dose-by-dose format called MOMSPaks. We also dispense prescribed medications in pre-filled pillboxes, at the patient’s request. Our customized packaging provides increased convenience to the patient, which we believe can significantly enhance patient adherence to complex combination therapies.

•	Government Reimbursement Expertise. We have experience with the complex reimbursement processes of government programs, such as Medicaid and the AIDS Drug Assistance Program, that optimize collection of payment. As a result, we are able to manage efficiently the process of checking reimbursement eligibility, receiving authorization, adjudicating claims and confirming that payment is received.

•	Information Systems and Prescription Automation Solutions. Our information systems assist healthcare providers in managing and treating HIV/AIDS more effectively. Our systems enable healthcare providers to view their patients’ prescription histories and to submit and renew prescriptions online. Our systems also transmit prescription information to our MOMSPak automated packaging system to promote accurate and efficient prescription processing.

Our Strategy

Key elements of our strategy include:

•	Increasing Sales in the Markets We Currently Serve. We intend to expand in the major metropolitan markets where the majority of HIV/AIDS patients live by enhancing our existing relationships and creating new relationships with HIV/AIDS clinics, hospitals and prescribing physicians through direct sales, outreach programs and community-based education programs.

•	Pursuing Strategic Acquisitions. We intend to pursue additional acquisitions of specialty pharmacies that serve HIV/AIDS patients. Since May 2003, we have acquired three specialty pharmacies in California.

•	Developing Marketing Relationships with Drug Manufacturers. We intend to pursue relationships with leading manufacturers of HIV/AIDS medications to enhance their awareness of our services and to increase our opportunities to benefit from their significant sales teams and marketing efforts. We believe our services are attractive to these manufacturers because we seek to promote patient adherence and receptivity to the drugs they sell. In March 2004, we entered into a specialized services agreement with Roche Laboratories Inc. to receive product pricing discounts in exchange for providing blind patient data with respect to FUZEON, a HIV medication manufactured by Roche.

•

Qualifying for HIV/AIDS Reimbursement Programs.    We have qualified in California and believe we qualify in New York for additional reimbursement under those states’ respective Medicaid programs focused on HIV/AIDS patients. We own two of the ten specialty HIV/AIDS pharmacies in California eligible to receive additional reimbursement under that state’s pilot program. We intend to seek to qualify for programs under other state Medicaid programs that may provide additional reimbursement for HIV/AIDS medications that we sell.

•	Increasing Net Sales Through Relationship with Oris/LabTracker. In March 2005, we entered into a letter of intent with Oris Medical Systems, Inc. to secure rights to use LabTracker HIV/AIDS software system, which enables healthcare providers to record, track, analyze and graph the outcomes of HIV/AIDS treatment combinations. If we are able to reach a definitive agreement with Oris Medical, patients who fill their prescriptions with us will be able to have their prescription information imported electronically into their healthcare provider’s LabTracker software. We believe this capability will significantly enhance our ability to attract and retain patients and to develop enhanced business relationships with healthcare providers. We believe that more than 200 clinics and physician customers currently use LabTracker to help monitor approximately 100,000 HIV/AIDS patients. We consider existing LabTracker users who do not already fill their patients’ prescriptions through us to be an attractive growth opportunity for our business. We also intend to enter new geographic markets and attract additional healthcare providers by highlighting as a competitive advantage the integration of LabTracker and our existing systems and services.

Our Corporate Headquarters and Websites

Our principal executive offices are located at 1660 Walt Whitman Road, Suite 105, Melville, New York 11747, and our telephone number at that address is (631) 547-6520. We also maintain two websites, which can be located at www.allionhealthcare.com and www.momspharmacy.com. We are providing the addresses of these internet websites in this prospectus solely for informational purposes. We do not intend the internet addresses to be active links, and the contents of the websites are not part of this prospectus.

THE OFFERING

Common stock offered by us	shares, which represents approximately % of our common stock outstanding after this offering.

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of common stock.

Common stock to be outstanding after the offering	shares

Use of proceeds

We intend to use the net proceeds from this offering to repay indebtedness, make a $1 million payment to Oris Medical if we enter into a definitive agreement, as set forth in our letter of intent with Oris Medical, redeem outstanding warrants, and for working capital and other general corporate purposes, including potential future acquisitions. See our discussion under the heading “Use of Proceeds” at page 19.

Proposed Nasdaq National Market symbol	“ALLI”

Risk Factors

Investing in our common stock entails a high degree of risk. For more information on these risks, you should read the information set forth under the heading “Risk Factors” and other information included in this prospectus.

The number of shares of our common stock that will be outstanding after this offering is based on              shares outstanding as of                     , 2005. This number does not include the following:

•	1,667,750 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $3.03 per share;

•	1,763,825 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $ per share; and

•	982,250 shares of common stock reserved for issuance under our 1998 Stock Option Plan and 2002 Stock Incentive Plan.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	conversion of all outstanding shares of our preferred stock into shares of common stock;

•	the adoption of our second amended and restated certificate of incorporation and our third amended and restated by-laws, which will occur upon the completion of this offering; and

•	that the underwriters do not exercise their option to purchase from us additional shares in the offering to cover over-allotments.

SUMMARY HISTORICAL AND PRO FORMA

CONSOLIDATED FINANCIAL DATA

The following summary financial data should be read together with “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and the related notes of Allion Healthcare, Inc., North American Home Health Supply, Inc., Specialty Pharmacies, Inc., and Medicine Made Easy, and the related notes thereto, all of which are included elsewhere in this prospectus.

The summary historical consolidated financial data set forth below are derived from our consolidated financial statements, included elsewhere in this prospectus. The summary unaudited pro forma adjusted consolidated balance sheet data is presented as of and for the year ended December 31, 2004 and gives effect to (1) our acquisition of North American Home Health Supply, Inc., (2) our acquisition of Specialty Pharmacies, Inc. and (3) the completion of this offering and the application of the net proceeds therefrom, as though such transactions had occurred on December 31, 2004. The summary unaudited pro forma acquisitions consolidated balance sheet data is presented as of and for the year ended December 31, 2004 and gives effect to (1) our acquisition of North American Home Health Supply, Inc. and (2) our acquisition of Specialty Pharmacies, Inc., as though such transactions had occurred on January 1, 2004. The pro forma adjusted consolidated statement of operations assumes the sale of a sufficient number of shares of common stock in this offering to repay debt, as if this offering had occurred on January 1, 2004. The summary unaudited pro forma financial data is derived from the unaudited pro forma financial statements included elsewhere in this prospectus. We provide you with summary unaudited pro forma financial data for illustrative purposes only and not to represent what our results of operations or financial position actually would have been if the transactions described in clauses (1) through (3) above had occurred as of January 1, 2004 or what our results of operations or financial position will be for future periods.

	Years Ended December 31,			Pro Forma Adjusted (2) 2004
	Allion
	2002	2003	2004
	(In thousands except per share)
Consolidated Statement of Operations Data: (1)
Net sales	$27,457	$48,223	$64,606	$
Cost of sales	23,272	41,970	57,092

Gross profit	4,185	6,253	7,514
Operating expenses	4,606	8,944	9,891

Operating income (loss)	(421)	(2,691)	(2,377)
Other income (expense)
Interest expense	(104)	(244)	(227)
Other income (expense)	(479)	0	0

Income (loss) before taxes	(1,004)	(2,935)	(2,604)
Provision (benefit) for taxes	35	20	76

Net income (loss)	$(1,039)	$(2,955)	$(2,680)	$

Basic and diluted net loss per common share (3)	$(0.34)	$(0.95)	$(0.86)	$

Weighted average shares used to compute basic and diluted net loss per common share (3)	3,100	3,100	3,100

Pro Forma basic and diluted net income/(loss) per common share (4)

Pro Forma weighted average shares used to compute basic and diluted net income/(loss) per common share (4)

	As of December 31, 2004
	Actual	Pro Forma Acquisitions	Pro Forma Adjusted
	(in thousands)
Consolidated Balance Sheet Data: (5)
Cash and Cash Equivalents	$6,980	$3,094
Working Capital (Deficit)	$4,848	$(6,810)
Total Assets	$19,996	$36,985
Notes Payable—Subordinated	$1,250	$4,412
Total Liabilities	$8,481	$25,229
Total Stockholders’ Equity	$11,514	$11,756

(1)	In March 2005, we decided to cease operations at our Austin, Texas distribution center. A significant portion of the operations of the Austin, Texas distribution center was dedicated to serving organ transplant and oncology patients, which was not consistent with our strategy of focusing on the HIV/AIDS market. Our historical financial data currently includes our Texas operations, but we anticipate showing those operations as discontinued in future financial statements.

(2)	The unaudited pro forma adjusted financials reflect acquisitions made after December 31, 2004 and adjustments for the sale of a sufficient number of shares of the common stock in this offering to repay debt, as if this offering occurred on January 1, 2004. Detailed unaudited pro forma financial data is included under the heading “Unaudited Pro Forma Consolidated Financial Data” beginning on page 22.

(3)	See Note 2 of Notes to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per common share and number of shares used in computing basic and diluted net loss per common share.

(4)	Pro forma (loss)/income per share of common stock and the weighted average shares of common stock outstanding reflect the sale of a sufficient number of shares of common stock in this offering to repay debt, as if this offering had occurred on January 1, 2004.

(5)	The pro forma adjusted balance sheet data above reflects the conversion of all of our preferred stock into an aggregate of shares of our common stock immediately prior to the closing of this offering, and the sale of shares of our common stock at an assumed initial offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Other Data:

The prescription information provided below reflects the number of prescriptions filled annually by each of the three distribution centers we owned at December 31, 2004. We have not included information about our Austin, Texas distribution center, which we have decided to close. A prescription represents a 30-day supply of medication for a patient.

	Prescriptions Filled in Years Ended December 31,
	2002	2003	2004
Distribution Center:
California (1)	—	60,262	93,566
New York	97,072	121,845	146,055
Florida (2)	114	6,465	10,931

Total	97,186	188,572	250,552

(1)	Our historical operations in California commenced in May 2003 when we acquired Medicine Made Easy and began operations in Torrance, California. The 2003 information for California presented above reflects prescriptions filled from May through December 2003.

(2)	We began operations in Florida in December 2002.

RISK FACTORS

If you purchase our common stock, you will be taking on a high degree of financial risk. In deciding whether to invest in our common stock, you should carefully consider the following discussion of risks, together with the other information contained in this prospectus. The occurrence of any of the following risks could materially harm our business and financial condition and our ability to raise additional capital in the future. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Company

If demand for our products and services is reduced, our business and ability to grow would be harmed.

A reduction in demand for HIV/AIDS medications would significantly harm our business as we would not be able to shift quickly our business to provide medications for other diseases. Reduced demand for our products and services could be caused by a number of circumstances, such as:

•	a cure or vaccine for HIV/AIDS;

•	a new strain of HIV develops that is resistant to available HIV/AIDS medications;

•	shifts to treatment regimens other than those we offer;

•	new methods of delivery of existing HIV/AIDS medications that do not require our specialty pharmacy and disease management services;

•	recalls of HIV/AIDS medications we sell;

•	adverse reactions caused by the HIV/AIDS medications we sell;

•	the expiration or challenge to the drug patents of the HIV/AIDS medications we sell; or

•	competing treatment from a new HIV/AIDS medication or a new use of an existing HIV/AIDS medication.

We have a history of losses and may never achieve or maintain profitability.

We have not achieved, and may never achieve or maintain, profitability. Our operations to date have been funded in part by private placements of our preferred stock and the sale of certain operations. If we fail to achieve profitability at all or within the time frame expected by investors, your investment in our stock could result in a significant or total loss. Our predecessor company, The Care Group, Inc., filed for protection under Chapter 11 of the Bankruptcy Code in September 1998. We emerged from bankruptcy in February 1999 and, since that time have continued to experience operating losses.

Changes in reimbursement by third-party payors could harm our business.

The price we receive for our products depends primarily on the reimbursement rates paid by our government and private payors. In 2004, we generated approximately 88% of our net sales from patients who rely on Medicaid and ADAP for reimbursements. In recent years, these programs have reduced reimbursement to providers. Changes to the programs themselves, the amounts the programs pay, or coverage limitations established by the programs for the medications we sell, may reduce our earnings. For example, these programs could revise their pricing methodology for the medications we sell, decide not to cover certain medications or cover only a certain number of units prescribed within a specified time period. We are likely to experience some form of revised drug pricing as the AIDS Drug Assistance Program, or ADAP, and Medicaid expenditures for HIV/AIDS medications have garnered significant attention from government agencies during the past few years. Any reduction in amounts reimbursable by government programs for our services or changes in regulations governing such reimbursements could harm our business, financial condition and results of operations. In addition, if we are disqualified from participating in the state Medicaid programs of New York, New Jersey, California or Florida our net sales and our ability to achieve profitability would be dramatically reduced.

We are also dependent on reimbursement from private payors. Many payors seek to limit the number of providers that supply drugs to their enrollees. From time to time, private payors with which we have relationships require that we and our competitors bid to keep their business, and there can be no assurance that we will be retained or that our margins will not be adversely affected when that happens.

If we do not continue to qualify for preferred reimbursement programs in California and do not qualify in New York, our net sales could decline.

We have qualified for additional reimbursement rates under a California pilot program for HIV/AIDS pharmacies that is effective until January 1, 2008 and believe we qualify as a specialty HIV pharmacy in New York and are eligible to receive preferred reimbursement rates for HIV/AIDS medications we sell in New York until March 31, 2006.

As of September 1, 2004, reimbursement rates for pharmacy services provided under Medi-Cal, the Medicaid reimbursement program administered in California, were reduced as part of the passage of the State of California budget. On September 28, 2004, California approved an HIV/AIDS Pharmacy Pilot Program bill that funds an additional $9.50 fee per prescription for qualified and participating HIV pharmacies through January 1, 2008, unless extended.

In New York, reimbursement rates for pharmacy services provided under Medicaid were reduced in September 2004. Through March 31, 2006, approved specialized HIV pharmacies will continue to be reimbursed at the higher rate that was in place before the 2004 reimbursement reduction.

There can be no assurance that the California or New York legislatures will not change these programs in a manner adverse to us or will not terminate early or elect not to renew these programs. If either of these programs is not renewed or is terminated early, our net sales could be adversely affected. Additionally, if either California or New York permits additional companies to take advantage of these additional reimbursement programs, our competitive advantage in these states could be adversely impacted.

If we are not able to market our services effectively to HIV/AIDS clinics and their affiliated healthcare providers, we may not be able to grow our patient base as rapidly as we have anticipated.

Our success depends, in part, on our ability to develop and maintain relationships with HIV/AIDS clinics and their affiliated healthcare providers because each is an important patient referral source for our business. If we are unable to effectively market our services to these clinics and healthcare providers, or if our existing relationships with clinics are terminated, our ability to grow our patient base will be harmed which could dramatically reduce our net sales and our ability to achieve profitability.

If we fail to manage our growth effectively, our business could be harmed.

If we are unable to manage our growth effectively, our losses could increase. How we manage our growth will depend, among other things, on our ability to adapt our operational, financial and management controls, reporting systems and procedures to the demands of a larger business. In addition, we may not be able to successfully hire, train and manage additional sales, marketing, customer support and pharmacists quickly enough to support our growth. To provide this support, we may need to open additional offices, which will result in additional burdens on our systems and resources and require additional capital expenditures.

If our credit terms with AmerisourceBergen become unfavorable or our relationship with AmerisourceBergen is terminated our business could be adversely affected.

In September 2003, we entered into a five-year prime vendor agreement with AmerisourceBergen under which we currently purchase almost 100% of our prescription medications. Pursuant to the agreement, we are obligated to purchase at least 95% of the medications we sell from AmerisourceBergen. We also depend on the existing credit terms from AmerisourceBergen to meet our working capital needs between the time we purchase medications from AmerisourceBergen and when we receive reimbursement or payment from third party payors. In the past, our ability to grow has been limited in part by our inability to negotiate favorable credit terms from our suppliers. We may become limited in our ability to continue to increase the volume of medications we need to fill prescriptions if we are unable to maintain adequate credit terms from AmerisourceBergen or, alternatively, if we are unable to obtain financing from third-party lenders to support the amount of prescription medications we need to purchase in the future.

There are only a few alternative wholesale distributors from whom we can purchase the medications we offer to HIV/AIDS patients. In the event that our prime vendor agreement with AmerisourceBergen terminates or is not renewed, we might not be able to enter into a new agreement with another wholesale distributor on a timely basis or on terms favorable to us. Our inability to enter into a new supply agreement may cause a shortage of the supply of medications we keep in stock or we may be required to accept pricing and credit terms from a vendor that are less favorable to us than those we have with AmerisourceBergen.

If we do not meet our minimum purchase requirements under our prime vendor agreement with AmerisourceBergen, we will be required to make an additional payment based on the unpurchased volume.

Our prime vendor agreement with AmerisourceBergen requires us to make minimum purchases during the five-year term of the agreement that will be no less than $400 million. If we do not meet the minimum purchase commitments as set forth in the agreement at the end of the term, we will be required to pay an amount equal to 0.20% of the unpurchased volume. We also would be required to pay this amount in the event we terminate our prime vendor agreement with AmerisourceBergen without cause or in the event we default under the agreement. If we were required to make this payment, we would incur a possibly significant expense without any corresponding net sales.

Our success in identifying and integrating acquisitions may impact our business.

As part of our strategy, we continually evaluate acquisition opportunities. There can be no assurance that we will complete any future acquisitions or that such transactions, if completed, will be integrated successfully or will contribute favorably to our operations and financial condition. In addition, acquisitions may expose us to unknown or contingent liabilities of the acquired businesses, including liabilities for failure to comply with healthcare or reimbursement laws. While we try to negotiate indemnification provisions that we consider to be appropriate for the transactions, there can be no assurance that liabilities relating to the prior operations of acquired companies will not have a material adverse effect on our business, financial condition and results of operations. Furthermore, future acquisitions may result in dilutive issuances of equity securities, incurrence of additional debt, and amortization of expenses related to intangible assets, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to enter into a definitive agreement with Oris Medical to obtain the right to use the LabTracker software for HIV/AIDS. If we obtain the rights to the LabTracker software, we may not be able to integrate successfully the software into our business or LabTracker subscribers may choose not to use our services.

In March 2005, we entered into a letter of intent with Oris Medical Systems, Inc. to secure rights to use the LabTracker HIV/AIDS software system. Under the terms of the letter of intent, neither Oris Medical nor we are obligated to enter into a software license agreement or to complete any other transaction, and there is no guarantee that we will be able to reach a definitive agreement with Oris Medical. If one of our competitors obtains such rights, we would not have electronic access to users of the LabTracker software and would no longer be in a position to synchronize the users of that software with our pharmacy.

If we successfully complete a transaction with Oris Medical, there is no guarantee that we will be able to successfully integrate the software into our existing operations. We intend to interface our existing electronic prescription writer, or an electronic prescription writer developed by Oris Medical, with the LabTracker software to allow physicians and clinics to submit electronically their prescriptions to us and then electronically import that information into LabTracker. There is also no guarantee that the physicians or clinics currently using the LabTracker software will use our services, and we cannot be certain that we will be able to attract new customers by marketing this software.

If we reach a definitive agreement with Oris Medical, we likely will need to meet contingent payment obligations. If we fail to meet such payment obligations, including minimum royalty payment amounts, the license for the LabTracker software for HIV/AIDS may become nonexclusive, or terminable by the licensor, and such a change could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We rely on third-party delivery services to deliver our products to the patients we serve. Price increases or service interruptions in our delivery services could adversely affect our results of operations and our ability to make deliveries on a timely basis.

Delivery is essential to our operations and represents a significant expense in the operation of our business that we cannot pass on to our customers. As a result, any significant increase in delivery rates, for example, as a result of an increase in the price of gasoline could have an adverse effect on our results of operations. Similarly, strikes or other service interruptions in these delivery services would adversely affect our ability to deliver our products on a timely basis. In addition, some of the medications we ship require special handling, including refrigeration to maintain temperatures within certain ranges. The spoilage of one or more shipments of our products could adversely affect our business or potentially result in damage claims being made against us.

We rely on a few key employees whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. In particular, the loss of the services of our named executive officers—Michael P. Moran, our Chairman, Chief Executive Officer and President, James G. Spencer, our Chief Financial Officer, Mikelynn Salthouse, our Vice President, HIV Sales, or Robert Fleckenstein, our Vice President, Pharmacy Operations—could disrupt our operations. We do not have employment contracts with any of our named executive officers, and Messrs. Moran, Spencer and Fleckenstein are not restricted from competing with us if they cease working for us. Additionally, as a practical matter, any employment agreement we may enter into will not assure the retention of such employee. In addition, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees. Further, as we grow we must be able to attract and retain other qualified technical operating and professional staff, such as pharmacists. If we cannot attract and retain, on acceptable terms, the qualified employees necessary for the continued development of our business, we may not be able to sustain our business or grow.

A prolonged malfunction of our MOMSPak automated packaging system could hurt our relationships with the patients we serve and our ability to grow.

We rely on our MOMSPak packaging system to create the MOMSPak for dispensing patient medication. We expect that prescriptions packaged in a MOMSPak will increase substantially in the future as more of the patients we serve switch to the MOMSPak from traditional packaging system pill boxes and as the number of patients and prescriptions we fill increases. We currently lease three MOMSPak machines. If these machines fail to function properly for a prolonged period, we may have to fill prescriptions by hand using pill boxes or by otherwise sorting the various drug combinations into individual doses. Delays or failure to package medications by our MOMSPak packaging system could result in our loss of a substantial portion of our patients who receive their prescriptions in MOMSPaks.

Our financial results may suffer if we have to write-off intangible assets or goodwill.

As a result of our acquisitions, a significant portion of our total assets consist of intangible assets (including goodwill). Intangible assets, net of amortization, and goodwill together accounted for approximately 31% and 53% of the total assets on our balance sheet as of December 31, 2004 and December 31, 2003, respectively. Under current accounting standards we are able to amortize intangible assets over a period of five years and do not amortize goodwill. We may not realize the full fair value of our intangible assets and goodwill. We expect to engage in additional acquisitions that may result in our recognition of additional intangible assets and goodwill. We evaluate on a regular basis whether all or a portion of our goodwill and those intangible assets may be impaired. Under current accounting rules, any determination that impairment has occurred would require us to write-off the impaired portion of goodwill and such intangible assets, resulting in a charge to our earnings. Such a write off could have a material adverse effect on our financial condition and results of operations.

We do not have patent or trademark protection for our MOMSPak or our automated prescription packaging system, or for our trade name, MOMS Pharmacy.

We believe that several components of our ability to compete effectively include our MOMSPak package, created by our MOMSPak automated prescription packaging system, and our trade name, MOMS Pharmacy. We developed our MOMSPak packaging system with software and other technology that we licensed from third-parties. We have not attempted to obtain patent protection for our MOMSPak packaging system, and we do not intend to do so in the future. As a consequence, our competitors may develop technology that is substantially equivalent to our MOMSPak system, and we could not prevent them from doing so. If our competitors or other third parties were able to recreate the MOMSPak, one of our competitive advantages in serving HIV/AIDS patients could be lost. In addition, we do not have trademark protections for either our automated packaging system, our MOMSPak package or our MOMS Pharmacy name, and there is no guarantee that if we were to decide to seek protection, we would be able to obtain it.

Unauthorized parties may attempt to use our name or copy or otherwise obtain and use our customized packaging solution or technology. We do not have any confidentiality agreements with any of our collaborative partners, employees or consultants that would prevent them from disclosing our trade secrets. There can be no assurance that we will have adequate remedies for any misuse or misappropriation of our trade secrets. If we are not adequately protected, other companies with sufficient resources and expertise could quickly develop competing products which could materially harm our business, financial condition or results of operations.

A disruption in our telephone system or our computer system could harm our business.

We receive and take prescription orders over the telephone, by facsimile or through our electronic prescription writer. We also rely extensively upon our computer system to confirm payor information, patient eligibility and authorizations; to check on medication interactions and patient medication history; to facilitate filling and labeling prescriptions for delivery and billing; and, to help with the collection of payments. Our success depends, in part, upon our ability to promptly fill and deliver complex prescription orders as well as on our ability to provide reimbursement management services for our patients and their healthcare providers. Any continuing disruption in our telephone, facsimile or computer systems could adversely affect our ability to receive and process prescription orders, make deliveries on a timely basis and receive reimbursement from our payors. This could adversely affect our relations with the patients and healthcare providers we serve and potentially result in a partial reduction in orders from, or a complete loss of, these patients.

We may not be able to obtain insurance that is sufficient to protect our business from liability.

Our business exposes us to risks inherent in the provision of drugs and related services. Claims, lawsuits or complaints relating to our products and services may be asserted against us in the future. Although we currently maintain professional and general liability insurance, there can be no assurance that the scope of coverage or limits of such insurance will be adequate to protect us against future claims. In addition, there can be no assurance that we will be able to maintain adequate liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities.

Risks Related To The Specialty Pharmacy Industry

There is substantial competition in our industry, and we may not be able to compete successfully.

The specialty pharmacy industry is highly competitive and is continuing to become more competitive. All of the medications, supplies and services that we provide are also available from our competitors. Our current and potential competitors may include:

•	other specialty pharmacy distributors;

•	specialty pharmacy divisions of wholesale drug distributors;

•	pharmacy benefit management companies;

•	hospital-based pharmacies;

•	other retail pharmacies;

•	manufacturers that sell their products both to distributors and directly to clinics and physicians’ offices; and

•	hospital-based care centers and other alternate site healthcare providers.

Many of our competitors have substantially greater resources and marketing staffs and more established operations and infrastructure than we have. A significant factor in effective competition will be our ability to maintain and expand relationships with patients, healthcare providers and government and private payors.

If we are found to be in violation of Medicaid reimbursement regulations, we could become subject to retroactive adjustments and recoupments.

As a Medicaid provider, we are subject to retroactive adjustments due to prior-year audits, reviews and investigations, government fraud and abuse initiatives, and other similar actions. Federal regulations also provide for withholding payments to recoup amounts payable under the programs. While we believe we are in material compliance with applicable Medicaid reimbursement regulations, there can be no assurance that we, pursuant to such audits, reviews, investigations, or other proceedings, will be found to be in compliance in all respects with such reimbursement regulations. A determination that we are in violation of any such reimbursement regulations could result in retroactive adjustments and recoupments of payments and have a material adverse effect on us. As a Medicaid provider, we are also subject to routine, unscheduled audits that can have a material adverse impact on our results of operations should an audit result in a negative finding. There can be no assurance at this time as to the impact on us of future Medicaid audits.

Our industry is subject to extensive government regulation, and noncompliance by us or our suppliers could harm our business.

The repackaging, marketing, sale and purchase of medications are extensively regulated by federal and state governments. If we fail or are accused of failing to comply with laws and regulations, our business, financial condition and results of operations could be harmed. Many of the HIV/AIDS medications that we sell receive greater attention from law enforcement officials than those medications that are most often dispensed by traditional pharmacies due to the high cost of HIV/AIDS medications and the potential for illegal use. Our business could also be harmed if the entities with which we contract or have business relationships, such as pharmaceutical manufacturers, distributors, physicians or HIV/AIDS clinics, are accused of violating laws or regulations. The applicable regulatory framework is complex and evolving, and the laws are very broad in scope. There are significant uncertainties involving the application of many of these legal requirements to our business. Many of the laws remain open to interpretation and have not been addressed by substantive court decisions that clarify their meaning. We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to our business or the healthcare industry in general, or what effect any such legislation or regulation might have on us. Further, we cannot provide any assurance that federal or state governments will not impose additional restrictions or adopt interpretations of existing laws that could increase our cost of compliance with such laws or reduce our ability to become profitable. If we are found to have violated any of these laws, we could be required to pay fines and penalties, which could materially adversely affect our profitability, and our ability to conduct our business as currently structured. Federal and state investigations and enforcement actions continue to focus on the health care industry, scrutinizing a wide range of items such as referral and billing practices, product discount arrangements, dissemination of confidential patient information, clinical drug research trials, pharmaceutical marketing programs, and gifts for patients. It is difficult to predict how any of the laws implicated in these investigations and enforcement actions may be interpreted to apply to our business. To our knowledge, we are not currently the subject of any investigation. Any future investigation may cause publicity that would cause potential patients to avoid us, reducing potential net sales and profits and cause our stock price to decline.

See our discussion under the heading “Government Regulation” beginning at page 45 for a description of the healthcare laws and regulations that apply to our business.

Recent changes in how Medicaid and other government payors calculate the amount we are paid for medications we sell could reduce our pricing and margins.

Historically, many government payors, including ADAP and Medicaid programs, which account for most of our net sales, paid us directly or indirectly for the medications we handle at average wholesale price, or AWP, or at a percentage of AWP. Private payors with whom we may contract also reimburse for medications at AWP or at a percentage of AWP. As a result of certain lawsuits and governmental investigations, one of the independent price reporting services began reporting revised AWPs for approximately 400 national drug codes. Federal and state governmental attention continues to focus on the validity of using AWP as the basis for Medicaid medication payments, including payments for HIV/AIDS medications, and most state Medicaid programs pay substantially less than AWP for drugs.

In October of 2003, the OIG published a report titled “State Strategies to Contain Medicaid Drug Costs.” This report outlines three key strategies for states to pursue in reducing the amount of money spent on drug reimbursement. Many of these strategies are currently being used by some states. These strategies look to contain costs by (1) limiting Medicaid reimbursement for some drugs, (2) shifting from higher to lower cost drugs, (3) limiting the amount of prescription drugs a beneficiary can obtain within a given time period, (4) prior authorization, and (5) cost sharing and co-payments. We expect that many states will continue to pursue these strategies and that these strategies may result in reduced revenues.

As of January 1, 2004, Medicare adopted new pricing that reduced reimbursement for many drugs. In 2005, the agency that administers the Medicare and Medicaid Programs, the Centers for Medicine & Medicaid Services, or CMS, will change reimbursement so that it will either be based on average sales price, or ASP, or be administered under a competitive acquisition program rather than AWP. Although reimbursement from Medicare has historically been immaterial to our net sales and we expect to discontinue servicing patients dependent on Medicare, if Medicaid and other government payors change reimbursement to pricing based on ASP, we may receive reduced reimbursement amounts for medications that we dispense.

We cannot predict the eventual results of any payment reforms, future government investigations or recommended strategies for states to employ to reduce drug costs. Modifications to reimbursement payments, if adopted, could have a significant impact to our financial condition and results of operation.

Our business could be affected by reforms in the health-care industry.

Healthcare reform measures have been considered by Congress and other federal and state bodies during recent years. The intent of the proposals generally has been to reduce healthcare costs and the growth of total healthcare expenditures, to expand healthcare coverage for the uninsured and to eliminate fraud, waste and financial abuse. Although comprehensive healthcare reform has been considered, only limited proposals have been enacted. Comprehensive healthcare reform may be considered again and efforts to enact reform bills are likely to continue. We are unable to predict the likelihood of such legislation or similar legislation being enacted into law or the effects that any such legislation would have on our business.

Risks Related To This Offering

There has not been a public market for our common stock since before we emerged from bankruptcy on February 1, 1999.

We cannot predict the extent to which a trading market for our common stock will develop or how liquid that market might become. An active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. If you purchase shares of our common stock in this offering, you will pay a price that was not established in the public trading markets. The public offering price will be determined by negotiations among the underwriters and us. You may not be able to resell your shares at or above the public offering price and may suffer a loss on your investment.

Our stock price may be volatile.

The experiences of other small, newly public companies indicate that the market price for our common stock could be highly volatile. Many factors could cause the market price of our common stock to fluctuate substantially, including:

•	future announcements concerning us, our competitors, the drug manufacturers with whom we have relationships or the healthcare market;

•	changes in government regulations applicable to our business;

•	litigation or administrative proceedings against us;

•	the departure of key employees;

•	overall volatility of the stock market and general economic conditions;

•	changes in our earnings estimates or recommendations by analysts; and

•	changes in our operating results from quarter to quarter including as a result of pricing changes in reimbursement terms.

Additionally, following periods of volatility in the market price of a company’s securities, securities class action lawsuits have often been instituted against the company. This type of litigation could result in substantial costs and a diversion of our management’s attention and resources and could limit our ability to grow our business and become profitable.

You will experience immediate and substantial dilution in the tangible book value of your shares of common stock.

The assumed public offering price of our common stock is substantially higher than the book value per share of our common stock. Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of their shares of approximately $             per share from the public offering price. Purchasers will experience additional dilution upon the exercise of outstanding options and warrants and, in the event we issue additional common stock in connection with future acquisitions or other financing needs.

We may need additional funds that, if available, would result in an increase in our interest expense and could result in dilution of your stockholdings.

To implement our business plan and growth strategy, we may need additional funds. We may need additional financing to support our rapid growth or to respond to competitive pressures or unanticipated events. From time to time, we may incur additional short and long-term indebtedness and may also issue equity or debt securities, in public or private transactions, the terms of which will depend on market and other conditions. There can be no assurance that additional financing will be available to us on acceptable terms, if at all, especially in light of our bankruptcy in 1999. We may not be able to fully implement our business plan or pursue our growth strategy if we fail to obtain necessary additional funding. Debt financing, if available, would increase our interest expense and could result in additional restrictions on our spending or ability to pay dividends. Additional equity financing could cause dilution to existing stockholders.

A significant number of shares of our common stock are available for sale in the near future, and their sale could depress our stock price.

The              shares sold in this offering (assuming no exercise of the underwriters’ over-allotment option) will be freely tradeable without restrictions or further registration under the Securities Act, unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act. The remaining              shares of common stock outstanding after this offering will be “restricted securities” as defined under Rule 144. In addition, upon completion of this offering, we will have outstanding warrants that are immediately exercisable for              shares of common stock. Promptly following this offering, we also intend to register approximately 1,890,000 shares of common stock that are authorized for issuance under our stock plans. Once we register the shares authorized for issuance under our stock plans, they can be freely sold in the public market upon issuance, subject to restrictions imposed on our affiliates under Rule 144.

Holders of              shares of common stock will be subject to the 180-day lock-up period as described under the heading “Underwriting” beginning at page 73. In addition, holders of              shares of common stock will be subject to a 90-day lock-up period pursuant to the terms of the registration rights agreements entered into between us and such holders. Upon expiration of such lock-up agreements, sales of a significant number of shares of our common stock, or the perception that these could occur, particularly with respect to affiliates, directors, executive officers or other insiders, could materially and adversely affect the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. See our discussion under the heading “Shares Eligible for Future Sale” beginning at page 71 and under the heading “Underwriting” beginning at page 73 for a discussion of lock-up agreements with respect to certain shares of common stock.

Because our principal stockholders and management will continue to own a large percentage of our common stock after the offering, they could collectively be able to determine the outcome of all matters submitted to stockholders for approval regardless of the preferences of our other stockholders.

After the offering, our directors, officers and principal stockholders will beneficially own approximately          % of our outstanding common stock. As a result, these persons collectively will be able to:

•	elect our entire board of directors;

•	control our management and policies;

•	determine the outcome of any transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets;

•	prevent or cause a change in control; and

•	amend our amended and restated certificate of incorporation and by-laws at any time.

We will have broad discretion in the application of net proceeds from this offering.

We currently intend to use approximately $7.9 million of the proceeds from this offering to repay certain indebtedness. We also will pay approximately $1.6 million to repurchase approximately 175,000 warrants from the former owners of Specialty Pharmacies, Inc. and, assuming we enter into a definitive agreement with Oris Medical, we expect to pay $1.0 million to Oris Medical. We intend to use substantially all of the remaining net proceeds of this offering for working capital and other general corporate purposes, including potential acquisitions. Accordingly, our management will have broad discretion as to the application of our net proceeds from this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and growth of our business. For more information regarding our use of the proceeds from this offering, you should read the information under the heading “Use of Proceeds” at page 19.

We will incur increased costs as a result of being a public company and our financial results could be adversely affected.

As a public company, we will be required to devote additional internal and external resources to various governance and compliance matters to comply with the laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and Nasdaq National Market rules. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and in addition we expect to have increased general and administrative expenses. This investment will require management to devote time and attention that will not be available for other matters. Because we have a relatively small corporate staff, we will rely heavily on outside professional advisers to assist us with these efforts. As a result, we expect to incur additional operating expenses after the offering and will incur further expenses in the future. These costs will include increased accounting-related fees associated with evaluating, testing and preparing the attestation report on our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. The way in which these laws, regulations and standards are applied and implemented may change over time, which could result in even higher costs to address and implement revisions to compliance and governance practices. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed and we could be exposed to potential liability.

In addition, the corporate governance rules and regulations for public companies may make obtaining director and officer liability insurance more expensive, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, attracting and retaining qualified individuals to serve on our board of directors or as executive officers may be more difficult.

Applicable laws and our second amended and restated certificate of incorporation and third amended and restated by-laws may discourage takeovers and business combinations that our stockholders might consider in their best interests.

Provisions of our second amended and restated certificate of incorporation, our third amended and restated by-laws and the laws of Delaware, the state of our incorporation may discourage, delay or prevent a change in control of us or a change in management that our stockholders may consider favorable. These provisions:

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance stockholder notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	provide our board of directors with the ability to designate the terms of and issue new series of preferred stock without stockholder approval; and

•	may make it more difficult for a person to pursue a business combination with us by requiring them in many instances to first obtain approval of our board of directors.

These provisions could discourage proxy contests and make it more difficult for you and other stockholders to remove and elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

We do not anticipate declaring or paying any cash dividends in the foreseeable future, which may reduce your return on an investment in our common stock.

We do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future decision to pay dividends will be made by our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board deems relevant. While our ability to pay dividends is currently only limited by covenants in our credit facility with GE Capital if we are experiencing an event of default under such facility, our ability to pay dividends could be limited by the terms of future indebtedness that we incur.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements.

These forward-looking statements, which include statements about potential acquisitions, our anticipated liquidity and future capital needs and resources, our market size, share and demand, reimbursement rates and management’s expectations and objectives regarding future operating results, net sales and earnings are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

These forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under the heading “Risk Factors” and elsewhere in this prospectus. In some cases, you can clearly identify forward-looking statements by terminology such as “may,” “could,” “will,” “should,” “expect,” “intends,” “plans,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

DIVIDEND POLICY

We have never paid cash dividends on our capital stock and have no intention of paying any cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors, after taking into account contractual restrictions and such factors as it considers relevant, including our financial condition, the performance of our business, the perceived benefits to our company and our stockholders of reinvesting earnings, anticipated cash needs of our business, the tax consequences of retained earnings and the tax consequences to our company and our stockholders of making dividend payments. Although our ability to pay dividends is not currently restricted under our revolving credit facility with GE Capital unless we are experiencing an event of default, our ability to pay dividends could be limited by the terms of future indebtedness that we incur.

USE OF PROCEEDS

Our net proceeds from the sale of              shares of our common stock in this offering are estimated to be approximately $             ($             if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us estimated at $             million.

We currently intend to use the net proceeds as follows:

•	$1.9 million to repay the promissory notes given to the previous owners of Specialty Pharmacies;

•	$1.6 million to repurchase 175,719 warrants we issued to the previous owners of Specialty Pharmacies;

•	$1.0 million to Oris Medical if we enter into a definitive agreement with Oris Medical, as set forth in our letter of intent with Oris Medical;

•	approximately $4.5 million to repay the amount outstanding under our GE credit facility;

•	approximately $1.5 million to repay the amount outstanding under our loan with West Bank; and

•	the remaining amount for working capital and other general corporate purposes.

Our notes issued to the previous owners of Specialty Pharmacies in the aggregate amount of $1.9 million accrue interest at the prime rate of interest plus 2% and are due on February 28, 2006. We used these notes as part of the consideration to acquire Specialty Pharmacies.

Our revolving credit facility with GE Capital expires in April 2006 and interest accrues under the facility based upon the prime rate of interest in existence at the time of each borrowing under the facility plus 2%. As of March 31, 2005, we had outstanding borrowings of approximately $4.5 million under this facility. Our line of credit with West Bank matures in September 2005 and accrues interest at the prime rate of interest per annum. As of March 31, 2005, we had outstanding borrowings of approximately $1.5 million on this line of credit. The prime rate at March 31, 2005 was equal to 5.75%.

The amounts actually expended for the purposes listed above may vary significantly and will depend on a number of factors, including the amount of our future net sales, expenses and other factors described under “Risk Factors” beginning on page 7. While we have no current plans, agreements or commitments with respect to any acquisition other than the potential transaction with Oris Medical that is described elsewhere in this prospectus, we may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in products, technologies or companies. Our management may spend the proceeds from this offering in ways that our stockholders may not deem desirable.

Until we use the net proceeds of this offering for the above intended purposes, we intend to invest the funds in short-term, investment grade securities. We cannot predict whether the proceeds invested will return a favorable yield.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of December 31, 2004:

•	on an actual basis;

•	on a pro forma basis reflecting our acquisition of North American Home Health Supply, Inc. and Specialty Pharmacies, Inc. as if those acquisitions had occurred on January 1, 2004; and

•	on an adjusted basis reflecting (1) conversion of all of our preferred stock into an aggregate of shares of common stock immediately prior to the completion of this offering, (2) the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses paid by us and (3) the application of the net proceeds from this offering.

You should read this table in conjunction with the section of this prospects entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Consolidated Historical Financial Data,” and with the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2004
	Actual	Pro Forma Acquisitions	Pro Forma Adjusted
Cash and cash equivalents	$6,979,630	$3,093,924	$

Revolving line of credit	1,154	6,001,154
Notes payable-subordinated	1,250,000	4,411,998

Total indebtedness	1,251,154	10,413,152
Stockholders’ equity:
Convertible preferred stock, $.001 par value; 20,000,000 shares authorized; 4,570,009 shares issued and outstanding, actual and pro forma combined; no shares issued and outstanding pro forma adjusted	4,570	4,570
Common stock, $.001 par value; 80,000,000 shares authorized; 3,100,000 shares issued and outstanding actual and pro forma combined; shares issued and outstanding, pro forma adjusted	3,100	3,100
Additional paid-in capital	22,060,733	22,302,493
Accumulated (deficit)	(10,553,908)	(10,553,908)

Total stockholders’ equity	11,514,495	11,756,255

Total capitalization	$12,765,649	$22,169,407	$

The actual number of shares of common stock shown as issued and outstanding in the table above does not include:

•	any shares of our common stock to be issued pursuant to the underwriters’ over-allotment option;

•	1,667,750 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $3.03 per share;

•	1,763,825 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $ per share, 175,719 of which we plan to redeem with proceeds from this offering; and

•	982,250 shares of our common stock reserved for future issuance pursuant to our 1998 Stock Option Plan and 2002 Stock Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share and the historical adjusted net tangible book value per share of common stock upon the completion of the offering. The historical adjusted net tangible book value as of December 31, 2004 was approximately $5.4 million, or $0.74 per share. Historical adjusted net tangible book value per share represents our total tangible assets less total liabilities divided by the pro forma number of shares of common stock outstanding after giving effect to the automatic conversion of all shares of our outstanding preferred stock. Dilution in historical adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the closing of this offering.

After giving effect to the sale of the shares of our common stock being offered hereby at an assumed offering price of $             per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2004 would have been approximately $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing shares in this offering at the public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical adjusted net tangible book value per share as of December 31, 2004	$
Increase per share due to assumed conversion of all shares convertible into common stock	$

Pro forma net tangible book value per share as of December 31, 2004
Increase per share attributable to new investors
Pro forma net tangible book value per share after the offering		$

Dilution per share to new investors		$

The following table summarizes, as of December 31, 2004, on a pro forma basis, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100%		$100%	$

The above discussion assume no exercise of outstanding options or warrants. At December 31, 2004, 1,667,750 shares of our common stock were issuable upon exercise of outstanding options with a weighted average exercise price of $3.03 per share, and 1,312,387 shares of our common stock were issuable upon exercise of outstanding warrants with a weighted average exercise price of $4.59 per share. To the extent that these options or warrants are exercised, investors in this offering will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements of Allion Healthcare, Inc., North American Home Health Supply, Inc., and Specialty Pharmacies, Inc., and the related notes thereto, which are included elsewhere in this prospectus. The following unaudited pro forma consolidated financial statements have been prepared by our management and are based on (a) the historical financial statements of Allion Healthcare, Inc., North American Home Health Supply, Inc. and Specialty Pharmacies, Inc., and (b) the assumptions and adjustments described below.

The unaudited pro forma consolidated balance sheet gives effect to the following transactions, as if such transactions had taken effect on December 31, 2004:

•	The acquisition of North American Home Health Supply, Inc.;

•	The acquisition of Specialty Pharmacies, Inc.; and

•	The completion of this offering and the application of the net proceeds therefrom as described under the heading “Use of Proceeds” at page 19.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 gives effect to the above transactions as if they had occurred on January 1, 2004.

We have included all adjustments, consisting of normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of the data. We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. See “Notes to Unaudited Pro Forma Consolidated Financial Statements (Unaudited)” for a discussion of assumptions made. The unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial position actually would have been if the transactions set forth above had occurred on the dates indicated or what our results of operations or financial position will be for future periods.

Allion Health Care, Inc. & Subsidiaries

Pro Forma Consolidated Balance Sheet (Unaudited)

December 31, 2004

	Allion	North American	Specialty Pharmacies	Pro Forma Adjustments - Acquisitions		Pro Forma Acquisitions	Adjustments - Offering	Pro Forma Adjusted
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,979,630	$88,808	$194,352	$6,000,000	(1)	$3,093,924
				(4,905,632	) (2)
				(5,263,234	) (3)
Accounts receivable, net	4,678,596	1,592,726	2,119,285			8,390,607
Inventories	733,581	234,086	921,957			1,889,624
Prepaid expenses and other current assets	722,984		7,252	(137,426	) (12)	421,503
				(171,307	) (12)

Total current assets	13,114,791	1,915,620	3,242,846	(4,477,599)		13,795,658

Property and equipment, net	561,732	15,679	61,397			638,808
Goodwill	4,472,068		0	4,674,640	(2)	11,612,468
				2,465,760	(3)
Intangible assets	1,643,449		53,955	4,451,058	(2)	10,712,793
				4,564,331	(3)
Other assets	203,622	19,737	2,308			225,667

TOTAL ASSETS	$19,995,662	$1,951,036	$3,360,506	$11,678,190		$36,985,394

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$6,784,658	$1,652,386	$3,345,332	162,574	(2)	$12,273,643
				328,693	(3)
Dividends payable			188,065			188,065
Notes payable-subordinated	1,250,000			675,000	(3)	1,908,327
				(16,673	) (10)
Revolving credit line	1,154			6,000,000	(1)	6,001,154
Current portion of capital lease obligations	130,640		3,817			134,457
Current portion of other long-term debt	100,000					100,000

Total current liabilities	8,266,452	1,652,386	3,537,214	7,149,594		20,605,646

LONG TERM LIABILITIES:
Note payable-subordinated				1,900,000	(2)	2,503,670
				(61,750	) (11)
				700,000	(3)
				(34,580	) (10)
Capital lease obligations	193,306		6,893			200,199
Other	21,409			1,898,215	(2)(13)	1,919,624

Total liabilities	8,481,167	1,652,386	3,544,107	11,551,480		25,229,139

COMMITMENTS AND CONTINGENCIES:

STOCKHOLDERS’ EQUITY:
Preferred stock	4,570					4,570
Common stock	3,100	30,000	850,373	(850,373	) (2)	3,100
				(30,000	) (3)
Additional paid-in capital	22,060,733					22,302,493
				241,760	(3)
Accumulated income (deficit)	(10,553,908)	268,650	(1,033,974)	1,033,974	(2)	(10,553,908)
				(268,650	) (3)

Total stockholders’ equity	11,514,495	298,650	(183,601)	126,711		11,756,255

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$19,995,662	$1,951,036	$3,360,506	$11,678,190		$36,985,394

See notes to pro forma consolidated financial statements.

Allion Health Care, Inc. & Subsidiaries

Pro Forma Consolidated Statement of Operations (Unaudited)

Year Ended December 31, 2004

	Allion	North American	Specialty Pharmacies	Pro Forma Adjustments - Acquisitions		Pro Forma Acquisitions	Adjustments - Offering	Pro Forma Adjusted
Net sales	$64,605,721	$15,400,938	$26,093,338			$106,099,997
Cost of goods sold	57,091,675	10,716,273	21,964,563			89,772,511

Gross profit	7,514,046	4,684,665	4,128,775			16,327,486
Operating expenses:
Selling, general & administrative expenses	9,891,461	3,167,781	2,399,491	366,116	(4)	16,735,805
				310,955	(5)
				600,000	(9)

Operating income (loss)	(2,377,415)	1,516,884	1,729,284	(1,277,071)		(408,318)
Other income (expense):
Interest expense	(226,531)		(1,242)	(99,750	)(6)	(804,711)
				(72,188	)(7)
				(405,000	)(8)
Loss on disposal of assets		(25,659)				(25,659)

Total other income (expense)	(226,531)	(25,659)	(1,242)	(576,938)		(830,370)

Income from continuing operations	(2,603,946)	1,491,225	1,728,042	(1,854,009)		(1,238,688)
Discontinued operations:
Dallas operations			(23,027)			(23,027)

Loss on discontinued operations	0	0	(23,027)	0		(23,027)

Income (loss) before income taxes	(2,603,946)	1,491,225	1,705,015	(1,854,009)		(1,261,715)
Provision for taxes	76,202					76,202

Net income (loss)	$(2,680,148)	$1,491,225	$1,705,015	$(1,854,009)		$(1,337,917)

Basic and diluted loss per common share	$(0.86)					$(0.43)		(1)

Basic and diluted weighted average of common shares outstanding	3,100,000					3,100,000		(1)

(1)	Pro forma income (loss) per share of common stock and the weighted average shares of common stock outstanding reflect the estimated number of shares of common stock we expect to sell in this offering to repay debt as if this offering had occurred on January 1, 2004.

See notes to pro forma consolidated financial statements.

Allion Healthcare, Inc.

Notes to Pro Forma Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

North American Home Health Supply, Inc. Acquisition

On January 4, 2005, our wholly-owned subsidiary, MOMS Pharmacy, Inc., entered into a Stock Purchase Agreement with Michael Stone and Jonathan Spanier, who together owned 100% of the stock of North American Home Health Supply, Inc., a California corporation. On the same day, MOMS Pharmacy acquired 100% of the stock of North American from Messrs. Stone and Spanier, in accordance with the terms of the Stock Purchase Agreement. In the transaction, Messrs. Stone and Spanier received cash, promissory notes of MOMS Pharmacy and warrants to purchase 150,000 shares of common stock of Allion. We also unconditionally guaranteed the payment of the promissory notes by our MOMS Pharmacy subsidiary pursuant to a Guaranty, dated January 4, 2005, in favor of Messrs. Stone and Spanier.

Specialty Pharmacies, Inc. Acquisition

On February 28, 2005, our wholly-owned subsidiary, MOMS Pharmacy, Inc., entered into a Stock Purchase Agreement with the owners of 100% of the outstanding stock of Specialty Pharmacies, Inc., a Washington corporation. On the same day, MOMS Pharmacy acquired 100% of the outstanding stock of Specialty Pharmacies from the sellers for $6.3 million, in accordance with the terms of the Stock Purchase Agreement. In the transaction, the sellers received cash, promissory notes of MOMS Pharmacy and warrants to purchase 351,438 shares of common stock of Allion. We unconditionally guaranteed the payment of the promissory notes issued to the sellers by our MOMS Pharmacy subsidiary pursuant to a Guaranty, dated February 28, 2005, in favor of the sellers.

On February 28, 2005, MOMS Pharmacy also acquired from Michael Tubb, pursuant to a Purchase Agreement signed on the same day, all rights he had to acquire capital stock of Specialty Pharmacies. In the transaction, MOMS Pharmacy paid a total of $1.2 million to Mr. Tubb, consisting of cash and a one year promissory note.

The accompanying pro forma consolidated financial statements have been prepared by recording pro forma adjustments to our historical consolidated financial statements. The pro forma consolidated balance sheet as of December 31, 2004 has been prepared as if the Specialty Pharmacies and North American acquisitions closed on December 31, 2004. The pro forma consolidated statement of operations for the year ended December 31, 2004 has been prepared as if the Specialty Pharmacies and North American acquisitions closed on January 1, 2004. These pro forma consolidated financial statements are not necessarily indicative of the financial position or results of operations that would have occurred had the transactions been effected on the assumed dates. The pro forma information reflects primarily estimates of the allocation of the amounts paid at closing which may be adjusted.

2. Pro Forma Adjustments

Footnotes to Pro Forma Financial Statements:

(1)	To fund the acquisitions of North American and Specialty Pharmacies, we used $4,500,000 of borrowings under our facility with GE Capital (with interest at the Prime Rate plus 2% per annum) and $1,500,000 of borrowings under our revolving credit line with West Bank (with interest at the Prime Rate per annum).

Allion Healthcare, Inc.

Notes to Pro Forma Consolidated Financial Statements (Unaudited)—(Continued)

(2)	To record the effect of the purchase of Specialty Pharmacies on cash balances, equity accounts and short-term notes and long-term notes:

Purchase Price Paid
Cash paid at closing	$4,862,574
Cash paid in advance of closing	137,426
Cash Receipt for Working Capital	(294,368)
Pilot program payment	200,000
Notes Payable	1,900,000
Fair value of warrants issued	1,898,215
Direct acquisition costs	300,000

Total Purchase Price	9,003,847
plus: net tangible assets	183,601
less: debt discount	(61,750)

$9,125,698

Allocation of Purchase Price
Covenant Not to Compete (five year life)	75,000
Covenant Not to Compete (three year life)	222,672
Referral Lists (fifteen year life)	4,153,386
Workforce (part of goodwill)	400,190
Goodwill	4,274,450

$9,125,698

(3)	To record the effect of the purchase of North American on cash balances, equity accounts and short-term notes and long-term notes:

Purchase Price Paid
Cash paid at closing	$4,828,693
Cash paid in advance of closing	171,307
Cash Payment for Working Capital	263,234
Notes Payable	1,375,000
Fair value of warrants issued	241,760
Direct acquisition costs	500,000

Total Purchase Price	7,379,994
less: net tangible assets	(298,650)
debt discount	(51,253)

$7,030,091

Allocation of Purchase Price
Covenant Not to Compete (five year life)	50,000
Referral Lists (fifteen year life)	4,514,331
Goodwill	2,465,760

$7,030,091

(4)	To record amortization expense on the intangibles of $366,116 for the year ended December 31, 2004, relating to the acquisition of Specialty Pharmacies.

Allion Healthcare, Inc.

Notes to Pro Forma Consolidated Financial Statements (Unaudited)—(Continued)

(5)	To record amortization expense on the intangibles of $310,955 for the year ended December 31, 2004, relating to the acquisition of North American.

(6)	To record interest expense of $99,750 for the $1.9 million promissory note for the year ended December 31, 2004, relating to the acquisition of Specialty Pharmacies at an imputed interest rate of 5.25% per annum.

(7)	To record interest expense of $72,188 for the $675,000 and $700,000 promissory notes for the year ended December 31, 2004, relating to the acquisition of North American at an imputed interest rate of 5.25% per annum.

(8)	To record interest expense on borrowings under our revolving credit lines of $405,000 for the year ended December 31, 2004, to fund the acquisitions of North American and Specialty Pharmacies. See Note (1) above.

(9)	To record a $600,000 compensation charge for contingent consideration under the Purchase Agreement dated February 28, 2005 between Specialty Pharmacies and Michael Tubb. This amount is payable to Mr. Tubb based on his continued employment for one year post acquisition and is non-recurring.

(10)	To record debt discount of $51,253 for North American at December 31, 2004, which represents the difference between the imputed interest and contractual interest over the life of the $675,000 and $700,000 promissory notes.

(11)	To record debt discount of $61,750 for Specialty Pharmacies at December 31, 2004, which represents the difference between the imputed interest and contractual interest over the life of the $1,900,000 promissory note.

(12)	To reclassify direct acquisitions costs of $171,307 for North American and $137,426 for Specialty Pharmacies paid in 2004.

(13)	To record the fair market value of the mandatory redeemable warrants issued in connection with the Specialty Pharmacies acquisitions as a component of the purchase price and a liability related to the cash redemption feature of the warrants. The fair value has been determined by an independent appraisal.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data presented below for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, have been derived from our audited consolidated financial statements. Our audited consolidated financial statements for each of the three years in the period ended December 31, 2004 are contained elsewhere in this prospectus. You should read the following data together with our historical consolidated financial statements and related notes, with the financial information presented in “Unaudited Pro Forma Consolidated Financial Statements” and related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Years Ended December 31,
	2000	2001	2002	2003	2004
	(In thousands, except per share)
Statement of Operations Data:
Net sales	$9,168	$16,236	$27,457	$48,223	$64,606
Cost of goods sold	7,659	13,705	23,272	41,970	57,092

Gross profit	1,509	2,531	4,185	6,253	7,514
Operating expenses:
Selling, general and administrative expenses	2,416	3,919	4,756	8,744	9,891
Legal settlement (income) expense	0	0	(150)	200	0

Operating loss	(907)	(1,388)	(421)	(2,691)	(2,377)
Other expense:
Interest expense	(307)	(157)	(104)	(244)	(227)
Costs of withdrawn public offering and other	0	0	479	0	0
Other expense (income)	(73)	(445)	0	0	0

Loss before income taxes	(1,141)	(1,100)	(1,004)	(2,935)	(2,604)
Provision (benefit) for taxes	(130)	14	35	20	76

Net loss from continuing operations	(1,011)	(1,114)	(1,039)	(2,955)	(2,680)
Discontinued operations	260	0	0	0	0

Net loss	$(751)	$(1,114)	$(1,039)	$(2,955)	$(2,680)

Basic and diluted net loss per common share (1)	$(0.24)	$(0.36)	$(0.34)	$(0.95)	$(0.86)
Weighted average shares used to compute basic and diluted net loss per common share (1)	3,097	3,100	3,100	3,100	3,100

Balance Sheet Data:
Cash and cash equivalents	$728	$1,559	$213	$641	$6,980
Working capital	$845	$912	$(261)	$(1,884)	$4,848
Total assets	$2,071	$4,709	$4,622	$12,415	$19,996
Notes Payable—Subordinated	$0	$0	$0	$1,150	$1,250
Total liabilities	$1,500	$1,720	$5,365	$10,022	$8,481
Total stockholders’ equity (deficit)	$(588)	$295	$(744)	$2,393	$11,514

(1)	See Note 2 of Notes to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per common share and number of shares used in computing basic and diluted net loss per common share.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” our historical consolidated financial statements and the related notes thereto, and the historical financial statements of North American Home Health Supply, Inc., Specialty Pharmacies, Inc. and Medicine Made Easy and the related notes thereto all included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” beginning at page 7 and “Forward-Looking Statements” at page 18.

Overview

We are a national provider of specialty pharmacy and disease management services focused on HIV/AIDS patients. We sell HIV/AIDS medications, ancillary drugs and nutritional supplies under our trade name MOMS Pharmacy. We work closely with physicians, nurses, clinics and AIDS Service Organizations, or ASOs, and with government and private payors, to improve clinical outcomes and reduce treatment costs for our patients. Most of our patients rely on Medicaid and other state-administered programs, such as the AIDS Drug Assistance Program, or ADAP, to pay for their HIV/AIDS medications.

We operate our business as a single segment configured to serve key geographic areas most efficiently. As of March 31, 2005, we operated seven distribution centers located in California (3 separate locations), New York, Texas, Florida and Washington. These centers are in close proximity to major metropolitan markets in New York City, New York; San Francisco, California; Los Angeles, California; Seattle, Washington; Miami, Florida; and Austin, Texas. In discussing our results of operations, we address changes in the net sales contributed by each of these distribution centers because we believe this provides a meaningful indication of the historical performance of our business.

In March 2005, we decided to cease operating our Austin, Texas distribution center during 2005. A significant portion of the operations of our Austin, Texas distribution center was dedicated to serving organ transplant and oncology patients, and consistent with our strategy of focusing on the HIV/AIDS market, we decided not to continue this business. In 2004, our Austin, Texas distribution center contributed approximately $4.5 million of net sales to our financial results.

The key components of our financial results are our net sales, gross profit and operating expenses.

Net Sales.    We sell HIV/AIDS prescription and ancillary medications, and nutritional supplies. In 2004, payments from Medicaid and ADAP accounted for approximately 88% of our net sales. These are both highly regulated government programs that are subject to frequent changes and cost containment measures. We continually monitor changes in reimbursement for HIV/AIDS medications.

Gross Profit.    Our gross profit reflects net sales less the cost of goods sold. Cost of goods sold is the cost of pharmaceutical products we purchase from wholesalers and is primarily dependent on contract pricing with our main wholesale provider, AmerisourceBergen. The amounts that we are reimbursed by government and private payors have generally increased as the price of the pharmaceuticals we purchase has increased. However, as a result of cost containment initiatives, government and private payors have reduced reimbursement rates, which prevents us from recovering the full amount of any price increases. For this reason, our gross margin (which is gross profit as a percentage of net sales) has declined from approximately 15.2% in 2002 to 13.0% in 2003 to 11.6% in 2004. See “Third Party Reimbursement Cost Containment and Legislation,” at page 44 for a discussion of the potential for variability in third party reimbursements.

Operating Expenses.    Our operating expenses are made up of both variable and fixed costs. Our principal variable costs are labor and delivery, which vary with the number of prescriptions we fill. Our principal fixed costs are facilities, equipment and insurance, which do not vary directly with the number of prescriptions we fill. As we grow, subject to constraints such as facility size, we do not expect our fixed costs to increase as quickly as variable costs. We also believe that our existing fixed costs are sufficient to support additional growth in the number of patients we serve and the number of prescriptions we fill.

We have grown our business by acquiring other specialty pharmacies and expanding our existing business. We expect to continue to make acquisitions and to continue to expand our existing business. Since the beginning of 2003, we have acquired three specialty pharmacies in California. The acquisition of Medicine Made Easy, or MME, in 2003 contributed approximately $14 million of the $21 million increase in our net sales in 2003 over 2002. The two businesses we acquired in the first quarter of 2005, North American Home Health Supply, Inc. and Specialty Pharmacies, Inc., had aggregate annual net sales of approximately $42 million in 2004. We generate internal growth primarily by increasing the number of patients we serve. In addition, the price of HIV/AIDS medications has increased, and we are filling more prescriptions per patient.

Results Of Operations

Years Ended December 31, 2004 and 2003

Net Sales.    Net sales for the year ended December 31, 2004 increased to $64,605,721 from $48,222,993 for the year ended December 31, 2003, an increase of 34.0%. The following table sets forth the net sales for each of our distribution centers in 2004 and 2003:

	Years Ended December 31,
	2004	2003
Distribution Center	Net Sales	Net Sales
New York	$36,507,850	$27,808,291
California (1)	21,803,119	13,767,864
Texas	4,525,719	5,720,436
Florida	1,769,033	926,402

Total	$64,605,721	$48,222,993

(1)	California operations were acquired in May 2003.

Our net sales growth in New York and Florida was due primarily to an increase in the number of prescriptions filled from our existing facilities as a result of our customary sales and marketing initiatives conducted by us. Net sales in New York increased by $8,699,561 for the year ended December 31, 2004, as compared to the same period in 2003. Net sales in Florida increased by $842,631 for the year ended December 31, 2004, as compared to the same period in 2003. Net sales in California increased by $8,035,255 for the year ended December 31, 2004 as compared to 2003, primarily because we operated in California for all of 2004, as compared to only eight months in 2003 (we acquired our initial California operation in May 2003), and due to improvements in operations and an increase in the number of prescriptions we fill in California. Net sales in Texas decreased by $1,194,717 as compared with the same period in 2003, due to discontinuation of service to patients.

Our net sales increases in 2004 were partially offset by reductions in reimbursement rates in California and New York for the last four months of the year. However, we have qualified for a pilot program in California and we believe we qualify for additional reimbursement in New York for specialized HIV pharmacies. The payments anticipated from California and New York are expected to be retroactive to September 1, 2004, but we will not recognize these amounts as sales until we receive payment. See our discussion under the heading “Third Party Reimbursement Cost Containment and Legislation” at page 44.

Gross Profit.    Gross profit for the year ended December 31, 2004 increased to $7,514,046 from $6,253,487 for the year ended December 31, 2003, an increase of 20.2%, but our gross margin declined to 11.6% for the year ended December 31, 2004 from 13.0% for the year ended December 31, 2003. Our gross profit increased primarily due to an increase in net sales. Our gross margin declined primarily due to a reduction in reimbursement rates by Medicaid and Medi-Cal, as discussed under the heading “Third Party Reimbursement Cost Containment and Legislation” at page 44.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2004 increased to $9,891,461 from $8,744,127 for the year ended December 31, 2003, but as a percentage of net sales they declined to 15.3% in 2004 from 18.1% in 2003. The decrease as a percentage of net sales was primarily due to a reduction in labor costs as a percentage of sales, staff reductions in California, decreases in bad debt expense and a decrease in professional fees.

The main components of the increase in selling, general and administrative expenses of $1,147,334 for the year ended December 31, 2004 as compared to the same period in 2003 consisted of the following:

Components of Selling, General and Administrative Expense	Change ($)
Labor costs	$467,000
Shipping (associated with acquisition of Medicine Made Easy)	266,000
Insurance costs (commercial, employee medical and workers compensation)	157,000
Rent, repair and maintenance (resulting from acquisition of Medicine Made Easy and our move to our facility in Melville, NY)	153,000
Travel expenses	93,000
Legal and settlement expenses relating to New York Medicaid audit	132,000

Operating Loss.    Operating loss for the year ended December 31, 2004 decreased to $2,377,415 from $2,690,640 for the year ended December 31, 2003, which represented 3.7% and 5.6% of net sales, respectively. Operating loss in 2003 included a $200,000 expense associated with the settlement of a New Jersey Medicaid audit. The decline in operating loss (both in absolute dollars and as a percentage of sales) reflects the effect of a greater increase in sales (up 34.0% in 2004 from 2003) than in operating expenses (up 10.6% in 2004 from 2003, or 13.1% excluding the cost of settling the New Jersey Medicaid audit), partially offset by the decline in our gross margin, as discussed above.

Other Income (Expense).    Other income (expense) decreased for the year ended December 31, 2004 to an expense of $226,531 from an expense of $243,882 for the year ended December 31, 2003. In 2004, other income (expense) was comprised of interest expense of $226,531. In 2003, other income (expense) included interest expense of $243,882. The decline in interest expense to $226,531 in 2004 from 2003 reflected lower outstanding borrowing balances in 2004.

Provision for Taxes.    We recorded a tax provision for $76,202 for the year ended December 31, 2004, as compared to a tax provision of $19,646 for the year ended December 31, 2003. The provision for taxes relates primarily to an increase in state franchise tax payments due to the state of Delaware, as a result of an increase in the number of shares of our capital stock outstanding after the completion of offerings of our Series D and Series E convertible preferred stock. Because we operated at a loss in 2004 and 2003, we did not pay any income taxes and, thus, did not record any amount for income taxes owed.

Years Ended December 31, 2003 and 2002

Net Sales.    Net sales for the year ended December 31, 2003 increased to $48,222,993 from $27,457,438 for the year ended December 31, 2002, an increase of 75.6%. The following table sets forth the net sales for each of our distribution centers in 2002 and 2003:

	Years Ended December 31,
	2003	2002
Distribution Center	Net Sales	Net Sales
New York	$27,808,291	$21,416,134
California(1)	13,767,864	—
Texas	5,720,436	6,016,072
Florida	926,402	25,232

Total	$48,222,993	$27,457,438

(1)	California operations were acquired in May 2003.

Our May 2003 acquisition of MME significantly increased our net sales in 2003, as compared to 2002. Prior to May 2003, we did not have any operations in California. Excluding California, our net sales increased by 25.5% in 2003, as compared to 2002. Our net sales in New York and Florida increased in 2003, as compared to 2002, as a result of growth in the number of patients served and prescriptions filled from our existing facilities. In addition, we did not begin to operate in Florida until December 2002, therefore the increase in sales in Florida from 2002 to 2003 also reflects the fact that we operated in Florida for all of 2003, as compared to just one month in 2002. In 2003, net sales in Texas decreased by approximately $296,000 as compared with the same period in 2002, primarily as a result of our decision to restrict service in New Jersey, where our patients were historically served by our Austin, Texas distribution center, during a New Jersey Medicaid audit, which negatively affected our Texas operations. In 2004, we began to service our New Jersey patients from our New York facility.

Gross Profit.    Gross profit for the year ended December 31, 2003 increased to $6,253,487 from $4,185,502 for the year ended December 31, 2002, but our gross margin declined to 13.0% from 15.2% of net sales, respectively. Our gross margin for the year ended December 31, 2003 decreased by approximately 2.3% as compared with the gross margins for the year ended December 31, 2002, because of a 2% prescription reimbursement rate decrease by New York Medicaid and ADAP in July 2003 and because we devoted more of our efforts to servicing the HIV/AIDS market, as compared to other markets that included payors with higher reimbursement rates.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2003 increased to $8,744,127 from $4,756,037 for the year ended December 31, 2002, and, as a percentage of net sales, increased to 18.1% from 17.3%. The increase as a percentage of net sales was primarily due to the impact of the May 2003 acquisition of MME, which operated at a loss in 2003, as well as the effect of a full year of operations in Florida in 2003, as compared to one month in 2002.

The main components of the increase in selling, general and administrative expenses of $3,988,090 for the year ended December 31, 2003 as compared to the same period in 2002 consisted of the following:

Components of Selling, General and Administrative Expenses	Change ($)
Labor costs	$1,470,000
General operating expenses (related to Medicine Made Easy acquisition)	819,000
Depreciation and amortization (related to Medicine Made Easy acquisition)	275,000
Clinical, administrative and sales personnel costs (FL and NY)	153,000
Professional fees (primarily related to NJ audit, HIPAA compliance and consulting expenses)	569,000
Bad debt expense	188,000
Shipping costs	138,000
Insurance	133,000

Operating Loss.    Operating losses for the year ended December 31, 2003 increased to $2,690,640 from $420,535 for the year ended December 31, 2002, which represents 5.6% and 1.5% of net sales, respectively. The increase in operating loss (both in absolute dollars and as a percentage of net sales) reflects primarily the effect of additional expenses relating to the MME operations that we acquired in 2003, which contributed approximately $894,000 in operating loss for the eight months that we owned that business in 2003, as well as the negative impact on our gross margin of a 2% prescription reimbursement rate decrease by New York Medicaid and ADAP in July 2003. Additionally, this change reflected the effect of a legal settlement expense of $200,000 in 2003 relating to a New Jersey Medicaid audit. In 2002, the Company benefited from income of $150,000 relating to a legal settlement with New Geri Care of Brooklyn. The settlement represented the amount New Geri Care of Brooklyn failed to pay for inventory it acquired in connection with the purchase of certain assets from us in September 2001.

Other Income (Expense).    Other income (expense) for the year ended December 31, 2003 decreased to expense of $243,882 from expense of $583,223 for the year ended December 31, 2002. For the year ended December 31, 2003, other income (expense) consists entirely of interest expense. For the year ended December 31, 2002, interest expense was $104,358. The increase in interest expense is primarily attributable to our increased short-term borrowing from our revolving credit facility and interest on the secured promissory notes that we issued to the sellers of MME, which we acquired in May 2003.

For the year ended December 31, 2002, other income (expense) also included $413,757 of deferred offering costs relating to a planned public offering that we did not complete and $65,108 of expenses related to acquisitions that were not consummated.

Provision for Taxes.    For the year ended December 31, 2003, we recorded a tax provision for $19,646, as compared to a tax provision of $35,002 for the year ended December 31, 2002. The provision for taxes relates primarily to franchise tax payments, which increased due to increased shares of our capital stock outstanding as a result of the sales in 2003 of our Series C convertible preferred stock. Because we operated at a loss in 2003 and 2002, we did not pay any income taxes and, thus, did not record any amount for income taxes owed.

Liquidity and Capital Resources

Our business has operated historically at a loss. As a result, we have required third-party financing to fund our losses, as well as our capital requirements and our acquisitions. Historically, we have not made any substantial capital expenditures. We have secured third-party financing through periodic sales of shares of convertible preferred stock, as well as from available bank borrowings.

Operating Requirements

Our primary liquidity need is cash to purchase the medications that we require to fill prescriptions. Our primary vendor, AmerisourceBergen, requires payment within 31 days of delivery of the medications to us. We are reimbursed by third-party payors, on average, within 30 days after a prescription is filled and a claim is submitted in the appropriate format.

Our operations used $2,396,121 of cash in 2004, which was a slight decline from 2003, when our operations used $2,694,845 of cash. The change reflects primarily our lower operating loss in 2004, as well as the impact of reductions in our working capital. In September 2003, we began to purchase our medications primarily from AmerisourceBergen under a new wholesaling contract, which had more favorable payment terms than we had been able to secure previously from our wholesalers. These payment terms improved our liquidity and enabled us to reduce our working capital. In 2002, our operations used $442,111 of cash, a lower amount because we had a substantially smaller business that required less cash to operate.

The five-year purchase agreement that we signed with AmerisourceBergen in September 2003 improved our supplier payment terms from 13 to 31 days. Since entering into that agreement, we have purchased nearly all of our medications from AmerisourceBergen, although we continue to purchase some medications from other wholesalers and from manufacturers on various payment terms. Our contract with AmerisourceBergen requires certain minimum purchase commitments over the term of the agreement, as discussed below under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual and Other Obligations” beginning at page 35. If we do not meet the aggregate minimum purchase commitments by the end of the five-year term, we will be charged 0.2% of the unpurchased volume commitment. At current purchasing levels, we expect to satisfy the minimum required purchase levels. Pursuant to the terms of this agreement, AmerisourceBergen has a subordinated security interest in all of our assets.

Capital Resources

At December 31, 2004 we had cash and cash equivalents of $6,979,630, up from $640,790 at December 31, 2003. The increase in cash and cash equivalents reflects the net proceeds (after payment of fees and expenses) of $11,607,449 from the sale of shares of our Series D and Series E convertible preferred stock during 2004, reduced by the repayment of $2,650,000 of outstanding debt and our 2004 operating losses and other expenses.

We have a revolving credit facility with GE Capital for an amount up to a maximum of $6.0 million available to us for short-term borrowings, which expires in April 2006. Borrowings under the facility are based on our accounts receivable and bear interest at the “Prime Rate” plus 2%. At December 31, 2004, the Prime Rate was 5.25%. At December 31, 2004, our borrowing capacity under this facility was approximately $4.5 million, and our outstanding borrowings were $1,154. In the first quarter of 2005, we borrowed approximately $4.5 million under this facility to fund a portion of the purchase prices for our recent acquisitions. As of March 31, 2005 (following the borrowings for our recent acquisitions), we had additional borrowing capacity of approximately $1.0 million under the GE Capital facility. Our borrowings are collateralized by a primary security interest in all of our assets. This security interest is senior to the security interest granted to AmerisourceBergen, under the terms of an intercreditor agreement between GE Capital and AmerisourceBergen. As of March 31, 2004, we were in compliance with all of the covenants contained in the GE Capital credit facility.

In addition to the revolving credit facility, we have a $1.5 million line of credit with West Bank (Des Moines, Iowa), that matures in September 2005. Borrowings under this credit line accrue interest at the Prime Rate. As of December 31, 2004 we had not borrowed any amounts under this line of credit. In the first quarter of 2005, we borrowed $1.5 million under this credit line to fund a portion of the purchase prices for our recent acquisitions. This line of credit has been guaranteed by one of our directors.

We intend to use a portion of the proceeds from this offering to repay the entire outstanding amounts under the credit facilities with GE Capital and West Bank. We do not anticipate renewing the West Bank facility upon its maturity in September 2005. We also intend to use a portion of the proceeds from this offering to repay approximately $1.9 million of a total of $3.9 million of additional outstanding indebtedness owed to the sellers of the businesses we acquired in the first quarter of 2005, as discussed under the heading “Use of Proceeds” at page 19.

Long-Term Requirements

We expect that the cost of additional acquisitions will be our primary long-term funding requirement. In addition, as our business grows, we anticipate that we will need to invest in additional capital equipment, such as the machines we use to create the MOMSPak for dispensing medication to our patients. We also may be required to expand our existing facilities or to invest in modifications or improvements to new or additional facilities. If our business continues to operate at a loss, we will also need funding for such losses.

Following this offering, we believe that our cash balances and available borrowings under our credit facility with GE Capital will be sufficient to provide us with the capital required to fund our working capital needs and operating expense requirements for the next 12 months. We regularly review the availability of new or additional bank borrowing facilities, and we expect that in response to the growth of our business, we will seek to increase our existing facility with GE Capital or refinance that facility with a larger facility from another lender. There is no assurance that we will be able to secure new or additional bank borrowings on favorable terms or at all. The failure to secure additional bank borrowings could limit our future growth, as discussed under the heading “Risk Factors—Risks Related to This Offering Factors” beginning at page 14.

Contractual and Other Obligations

At December 31, 2004 our contractual cash obligations and commitments over the next five years were as follows:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long—Term Debt Obligation (1)	$1,350,000	$1,350,000	$0	$0	$0
Capital (Finance) Lease Obligations (1)	323,946	130,640	193,306	0	0
Operating Lease Obligations	1,070,497	376,104	584,337	110,056	0
Revolving Credit Line	1,154	1,154	0	0	0
Purchase Obligations (2)	331,267,941	91,892,941	239,375,000	0	0

Total	$334,013,538	$93,750,839	$240,152,643	$110,056	$0

(1)	Interest expense payments on these amounts are expected to approximate $77,000 in aggregate over the next three years.

(2)	If we fail to satisfy the minimum purchase obligation under our purchase agreement with AmerisourceBergen, we would be required to pay an amount equal to 0.2% of the unpurchased commitments at the end of the five-year term of the contract.

In the first quarter of 2005, we incurred $6.0 million of borrowings under our bank credit lines in connection with the two acquisitions that we completed. Of this amount, $1.5 million comes due in September 2005, and the remainder comes due in April 2006. In addition, we issued a total of $3.9 million of promissory notes to the former owners of the two businesses that we acquired, of which $3.3 million matures in the first quarter of 2006 and the remainder is payable in January 2007. As required by the terms of the promissory notes, we will repay approximately $1.9 million of the promissory notes that mature in the first quarter of 2006 with a portion of the proceeds from this offering.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity.    Our primary financial market risk exposure consists of interest rate risk related to interest that we are obligated to pay on our debt, the majority of which is variable-rate debt. The fair value of our variable rate debt is sensitive to changes in interest rates. If market rates decline, the required payments will decrease, and as rates increase, the amount we are required to pay will increase. Under our current policy, we do not use interest rate derivative instruments to manage our risk of interest rate fluctuations.

We have not hedged against our interest rate risk exposure. As a result, we will benefit from decreasing interest rates, but rising interest rates on our debt will also harm us.

Critical Accounting Policies

Our critical accounting policies affect the amount of income and expense we record in each period as well as the value of our assets and liabilities and our disclosures regarding contingent assets and liabilities. In applying these critical accounting policies, we must make estimates and assumptions to prepare our financial statements that, if made differently, could have a positive or negative effect on our financial results. We believe that our estimates and assumptions are both reasonable and appropriate, in light of applicable accounting rules. However, estimates involve judgments with respect to numerous factors that are difficult to predict and are beyond management’s control. As a result, actual amounts could differ materially from estimates.

Management believes that the following accounting policies represent “critical accounting policies,” which the SEC defines as those that are most important to the portrayal of a company’s financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often because management must make estimates about uncertain and changing matters. See our discussion of these and other significant accounting policies in Note 2 of the notes to our consolidated financial statements beginning at page F-7 of this prospectus.

Revenue Recognition.    Net sales refer to our sales of medications and nutritional supplies to patients and are reported at the amount billed to patients, government and private payors and others in the period when delivery to our patients is completed net of contractual adjustments and related discounts. Any customer can initiate the filling of prescriptions by having a doctor call in prescriptions to our pharmacists, faxing prescriptions, or mailing prescriptions to one of our facilities. Once we have verified that the prescriptions are valid, the pharmacist then fills the prescriptions and ships the medications to the customer through an outside delivery service, an express courier service, or postal mail.

Allowance for Doubtful Accounts.    We are reimbursed for the medications we sell by government and private payors. The net sales and related accounts receivable are recorded net of payor contractual discounts to reflect the estimated net billable amounts for the scripts and other products delivered. We estimate the allowance for contractual discounts on a payor-specific basis, given our experience or interpretation of the contract terms if applicable. However, the reimbursement rates are often subject to interpretation that could result in payments that differ from our estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating our continual review and assessment of the estimation process. While management believes the resulting net carrying amounts for accounts receivable are fairly stated at each quarter-end and that we have made adequate provision for uncollectible accounts based on all available information, no assurance can be given as to the level of future provisions for uncollectible accounts, or how they will compare to the levels experienced in the past.

Intangible Asset Impairment.    In assessing the recoverability of our intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If it is determined that impairment indicators are present and that the assets will not be fully recoverable, their carrying values are reduced to estimated fair value. Impairment indicators include, among other conditions, cash flow deficits, a historic or anticipated decline in net sales or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset, and a material decrease in the fair value of some or all of the assets. Changes in strategy and/or market conditions could significantly impact these assumptions, and thus we may be required to record impairment charges for these assets. We adopted Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) effective January 1, 2002, and the adoption of the Statement had no impact on our consolidated financial position or results of operations.

Goodwill and Other Intangible Assets.    In accordance with Statement of Financial Accounting Standard (“FAS”) No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets associated with acquisitions that are deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Such impairment tests require the comparison of the fair value and carrying value of reporting units. Measuring fair value of a reporting unit is generally based on valuation techniques using multiples of sales or earnings, unless supportable information is available for using a present value technique, such as estimates of future cash flows. We assess the potential impairment of goodwill and other indefinite-lived intangible assets annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an interim impairment review include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	Significant negative industry or economic trends.

If we determine through the impairment review process that goodwill has been impaired, we record an impairment charge in our consolidated statement of income. Based on our 2004 impairment review process, we have not recorded any impairments during the year ended December 31, 2004.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes Accounting Principals Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	“modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of statement 123(R) that remain unvested on the effective date.

•	“modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented, or (b) prior interim periods of the year of adoption.

SFAS No. 123(R) must be adopted in the first fiscal year beginning after June 15, 2005, which in our case would be the quarterly period beginning January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006.

As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method prescribed in APB Opinion No. 25. Accordingly, the adoption of SFAS No. 123(R)’s fair value method may have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and on required changes in the method of computation of fair value.

BUSINESS

We are a national provider of specialty pharmacy and disease management services focused on HIV/AIDS patients. We sell HIV/AIDS medications, ancillary drugs and nutritional supplies under our trade name MOMS Pharmacy. We work closely with physicians, nurses, clinics and AIDS Service Organizations, and with government and private payors, to improve clinical outcomes and reduce treatment costs for our patients. Most of our patients rely on Medicaid and other state-administered programs, such as the AIDS Drug Assistance Program, or ADAP, to pay for their HIV/AIDS medications. Billing requirements for these programs are complex. We are one of a limited number of providers that has qualified for certain additional HIV/AIDS reimbursement programs under legislation recently enacted in California and believe we qualify for additional reimbursement in New York.

We believe that the combination of services we offer to patients, healthcare providers and payors makes us an attractive source of specialty pharmacy and disease management services, contributes to better clinical outcomes and reduces overall healthcare costs. Our services include the following:

•	Specialized MOMSPaks prescription packaging that helps reduce patient error associated with complex combination therapies;

•	Reimbursement experience that assists patients and healthcare providers with the complex reimbursement processes of government programs, such as Medicaid and ADAP, and private payors, and that optimizes collection of payment;

•	Services that arrange for the timely delivery of medications as directed by our patients or their physicians in a discreet and convenient manner;

•	Specialized pharmacists who consult with patients, physicians, nurses and ASOs to provide education, counseling, treatment coordination, clinical information and compliance monitoring; and

•	Information systems and prescription automation solutions that make the provision of clinical data and the transmission of prescriptions more efficient and accurate.

According to IMS Health, the global market for HIV/AIDS medications totaled more than $6.0 billion in 2004. According to the World Health Organization and the Joint United Nations Programme on HIV/AIDS, or UNAIDS, as many as 1.6 million individuals living in the United States as of the end of 2004 were infected with HIV, of whom between 400,000—500,000 were receiving HIV/AIDS medications. Approximately 44,000 new infections occur in the United States annually. Our distribution centers are located in or near metropolitan areas in those states where a majority of HIV/AIDS patients in the United States live, according to the Centers for Disease Control and Prevention, or CDC—New York, California, Florida, New Jersey and Washington. As of March 31, 2005, we were serving approximately 8,300 patients.

Our HIV/AIDS patients paid between $13,000 and $22,000 per patient per year for medications they purchase from us, with an average of approximately $17,000 per patient per year in 2004. Our net sales have grown from $9.2 million in 2000 to $64.6 million in 2004, which represents a compounded annual growth rate of approximately 63% per year. We generated internal growth primarily by increasing the number of patients we serve. In addition, the price of HIV/AIDS medications has increased, and we are filling more prescriptions per patient. Since May 2003, we acquired three specialty pharmacies in California. At the time of acquisition, these companies had aggregate annual net sales of $63.2 million for their respective years preceding acquisition. The patient base of these acquired pharmacies and their relationships with patients and healthcare providers has greatly expanded our presence on the West Coast. We will continue to evaluate acquisition opportunities as they arise, especially other specialty pharmacies that have established relationships with HIV/AIDS clinics and hospitals.

HIV/AIDS

Human Immunodeficiency Virus, commonly known as HIV, is the virus that causes Acquired Immune Deficiency Syndrome, commonly known as AIDS. HIV is spread most commonly by sexual contact with an infected partner. HIV is also spread through contact with infected blood, including through the use of contaminated needles or syringes. Once inside a host body, HIV attacks T cells, a major component of the immune system. The virus then takes over the cells’ reproductive machinery and reproduces itself causing the cells to weaken and eventually die. When the infected cells die, they release the recently created virus into the bloodstream. Other T cells are then invaded and die, and the body is left vulnerable to diseases that easily would have been fought off by a normally functioning immune system.

The demographic profile of HIV/AIDS patients has shifted since the disease was first diagnosed in 1981. According to a recent CDC study, most HIV/AIDS patients now live in the inner-city of a major metropolitan area and are dependent on government programs to pay for the medications to treat HIV/AIDS. According to the CDC research report AIDS Epidemic Update December 2004, over the past ten years in the United States an estimated 44,000 people per year have been infected with HIV. Of the new HIV cases, it is estimated that 70% are male and 30% are female. A disproportionate number of these patients have been African Americans and Hispanics. The proportion of new cases in African Americans in the United States rose from 25% in 1981 to 50% in 2001. African American women accounted for approximately 72% of all new HIV diagnoses among women and 22% of the overall increase in new HIV cases in the United States in 2001. The proportion of Hispanics infected with HIV rose from 14% in 1981 to 20% in 2001. We believe that as more HIV/AIDS patients look to government programs, the government is likely to take a more active role regulating the pharmacies and other providers of HIV/AIDS medications.

The current standard of care for the treatment of HIV/AIDS involves complex treatment regimens of multiple drugs, or “combination therapies,” that consist of predominantly oral medications taken by a patient multiple times a day, typically outside a clinical setting. Combination therapies often require that a patient take variations of the multi-therapy regimens. For example, a patient may need to take certain medications either after meals or on an empty stomach, or, after high-fat or low-fat meals. The number of medications and varying dosages and schedules often can confuse and overwhelm patients. As a result, many patients lose confidence in their ability to adhere to their drug regimens and simply give up, while others lose track of which doses they have taken or inadvertently miss a dose because of their personal schedules. Alcohol and illicit drug use are also factors in causing non-compliance and may lead to an increasing amount of Medicaid fraud. Poor adherence or even slight or occasional deviations from a prescribed regimen can reduce the potency of therapy and lead to viral resistance. Given the ability of HIV/AIDS to mutate rapidly in the absence of antiretroviral medication, taking a combination therapy exactly as prescribed, without missing or reducing doses, is critical to effective treatment. Once resistance has developed in a patient, success rates of other HIV/AIDS medications are often limited, particularly if the patient’s adherence issues are not resolved, and treatment options become greatly limited. Studies on adherence within the HIV/AIDS population have shown that if 95% of medication doses are not taken as prescribed, the medication may become ineffective or the patient may develop drug resistance to such medication, according to the AIDS Research Institute.

In the United States, HIV/AIDS-associated morbidity and mortality have declined significantly due to combination therapies. Before combination therapies, 50–60% of adults infected with HIV were diagnosed with an AIDS-defining condition within 10 years of infection, and 48% of them died due to related complications, according to the CDC. After increasing every year between 1987 and 1994 at an average annual rate of 16%, HIV mortality in the United States leveled off in 1995 and has since decreased, according to the CDC. In 1995, 19% of people living with HIV/AIDS in the United States died compared to 4% in 2003, according to the CDC. While HIV/AIDS remains life threatening, healthcare providers increasingly treat HIV/AIDS as more of a long-term chronic disease.

We are one of only a few specialty pharmacy and disease management service companies that primarily serve HIV/AIDS patients. Despite the special needs of the HIV/AIDS infected population, few national and regional pharmacies have focused on this patient population. Most of the pharmacies serving this market have been local or small regional providers located in a single urban market. These pharmacies often do not have the resources or sophistication to provide the specialty pharmacy and disease management services required by patients, healthcare providers and payors to maximize adherence to the treatment regimen. We also believe that neither the retail pharmacies nor the mail order pharmacies offer the range of specialty pharmacy and disease management services we provide.

Our Strategy

Key elements of our strategy include:

•	Increasing Net Sales in the Markets We Currently Serve. We intend to continue to expand in the major metropolitan markets where the majority of HIV/AIDS patients live by enhancing our existing relationships and creating new relationships with HIV/AIDS clinics, hospitals, ASOs and prescribing physicians through the use of direct sales, outreach programs and community-based education programs.

•	Pursuing Strategic Acquisitions. We intend to pursue additional acquisitions of specialty pharmacies that serve HIV/AIDS patients. Since May 2003, we have acquired three specialty pharmacies in California. We will continue to evaluate acquisition opportunities as they arise, especially with respect to specialty pharmacies that have established relationships with HIV/AIDS clinics and hospitals.

•	Developing Marketing Relationships with Drug Manufacturers. We intend to pursue relationships with leading manufacturers of HIV/AIDS medications to enhance their awareness of our services and to increase our opportunities to benefit from their significant sales teams and marketing efforts. The HIV/AIDS sales teams at pharmaceutical companies regularly make sales calls on the leading prescribers of HIV/AIDS medications. If these sales teams are aware of us, they will be in a position to inform the leading prescribers about our products and services, which can increase our visibility in the market. In March 2004, we entered into a specialized services agreement with Roche Laboratories Inc. to receive product pricing discounts in exchange for providing blind patient data with respect to FUZEON, a HIV medication manufactured by Roche.

•	Qualifying for HIV/AIDS Reimbursement Programs. We have qualified in California and believe we qualify in New York for additional reimbursements under those states’ respective Medicaid programs focused on HIV/AIDS patients. We own two of the ten specialty HIV/AIDS pharmacies in California eligible to receive the additional reimbursements under that state’s pilot program. We intend to seek to qualify for programs under other state Medicaid programs that may provide additional reimbursements for the HIV/AIDS medications that we sell.

•	Increasing Net Sales Through Relationship with Oris/LabTracker. In March 2005, we entered into a letter of intent with Oris Medical Systems, Inc. to secure rights to use LabTracker HIV/AIDS software system, which enables healthcare providers to record, track, analyze and graph the outcomes of HIV/AIDS treatment combinations. If we are able to reach a definitive agreement with Oris Medical, patients who fill their prescriptions with us will be able to have their prescription information imported electronically into their healthcare provider’s LabTracker software. We believe this capability will significantly enhance our ability to attract and retain patients and to develop enhanced business relationships with healthcare providers. We believe that more than 200 clinics and physician customers currently use LabTracker to help monitor approximately 100,000 HIV/AIDS patients. We consider existing LabTracker users who do not already fill their patients’ prescriptions through us to be an attractive growth opportunity for our business. We also intend to enter new geographic markets and attract additional healthcare providers by highlighting as a competitive advantage the integration of LabTracker and our existing systems and services.

Our Products and Services

We offer specialty pharmacy and disease management services to assist patients, healthcare providers and payors in managing HIV/AIDS. We sell HIV/AIDS medications, ancillary drugs and nutritional supplies. Patients or physicians generally initiate the prescription process by contacting us on our toll-free telephone number, through our facsimile number or through our electronic prescription writer. Some clinics have medication drop-off boxes in which physicians also may leave prescriptions for us to fill. A patient may also direct his or her physician to call, fax or electronically transmit a prescription. If requested by a patient, one of our pharmacists may contact the patient’s physician directly to obtain prescription information. Our pharmacists are required to validate and verify the completeness of each prescription, answer questions and, if appropriate, help coordinate support and training for patients. As soon as we receive a prescription, we also seek approval for reimbursement from the payor. Once the prescription is verified, the order is filled, shipped and delivered.

We have designed our services to meet the following challenges that are of particular importance to HIV/AIDS patients, healthcare providers and payors:

Adherence

Packaging.    We have designed our services to improve patient adherence to complex combination therapies. We dispense prescribed medications in customized dose-by-dose packages called MOMSPaks. We also dispense these medications in pre-filled pillboxes, at the patient’s request. Our customized packaging provides increased convenience to the patient and enhances patient adherence to complex combination therapies.

There recently has been increased attention to Medicaid fraud and the resale of HIV/AIDS medications on the black market. According to POZ, a leading HIV publication, the resale of unopened HIV medications on the black market has become a problem in New York. Additionally, some small pharmacies are reportedly repurchasing the medications they distribute to Medicaid patients. We believe the current problem is attributable to the availability of unopened HIV/AIDS medications. Our automated prescription packaging system requires us to open the original bottles before separating the medications into MOMSPaks, thereby reducing the likelihood of after-market resales of HIV/AIDS medications. Doctors can continue to write HIV medication prescriptions without fear of becoming complicit in Medicaid fraud if medication bottles are opened before distribution.

Delivery.    We arrange for delivery of medications as directed by our patients or their physicians in a discreet, convenient and timely manner. We believe that this increases patient adherence as it eliminates the need to pick up medications at a local pharmacy. According to Wall Street Journal Reports and the National Association of Chain Drug Stores Economics Department, 30% of all refillable prescriptions are never refilled and up to 20% of new prescriptions are never filled. We believe that the percentages of unfilled prescriptions are higher among the HIV/AIDS population.

Reimbursement Management

We have experience with the complex reimbursement processes of government programs, such as Medicaid and ADAP, and of private payors, that optimizes collection of payment. As a result, we are able to manage efficiently the process of checking reimbursement eligibility, receiving authorization, adjudicating claims and confirming that payment is received.

We work with government and private payors to obtain appropriate reimbursement. Our billing and reimbursement specialists typically secure pre-approval from a payor before any shipment of medications. Our billing and reimbursement specialists also review such issues as pre-certification or other prior approval requirements, lifetime limits, pre-existing condition clauses and the availability of special state programs. Because the majority of our prescriptions are adjudicated through electronic submission, we are reasonably certain we will receive payment from the payor.

Due to the high cost and extended duration of the treatment of HIV/AIDS, the availability of adequate health insurance is an on-going concern for our patients and their families. We work closely with physicians and our patients to monitor coverage reductions or termination dates. Because of our ability to facilitate reimbursement from government and private payors, we can in many cases provide prescription medications to patients at lower initial out-of-pocket costs than they might obtain from other sources.

The two largest HIV/AIDS markets in the United States, California and New York, recently underwent fundamental changes in Medicaid reimbursement for HIV/AIDS medications. California recently approved a three-year HIV/AIDS Pharmacy Pilot Program, which provides additional reimbursement for HIV/AIDS medications for up to ten qualified pharmacies. We own two of the ten pharmacies that qualified for this program. In New York, we believe that we will qualify for a higher reimbursement rate under the revised reimbursement rates of the state-mandated Medicaid program, which is in effect through March 2006.

Disease Management

The medications we distribute to our patients require timely delivery, may require temperature maintained distribution, and very often require dosage monitoring. Our employees have developed expertise in HIV/AIDS that allows them to provide customized care to our patients. By focusing on the HIV/AIDS community, we have been able to design our services to help patients better understand and manage their medication needs and schedules.

Upon initiating service, we work closely with the patient and the patient’s physician and other healthcare providers to implement combination therapies and manage the following services:

•	programs to monitor utilization compliance and outcomes;

•	clinical information and consultation regarding the patient’s illness, medications being used and treatment regimens;

•	educational information on the patient’s illness, including advancements in research, technology and combination therapies;

•	assistance in setting realistic expectations for a patient’s therapy, including challenges with adherence, and with anticipated outcomes and side effects;

•	systems for inventory management and record keeping;

•	assistance in coordinating treatment outside of the home / hospital setting; and

•	assistance in the formation of patient support groups, advocating legislation to advance the interests of the HIV/AIDS community, and participation in national and regional advocacy groups.

We believe that these disease management services benefit government and private payors by helping our patients avoid costly episodes that can result from non-adherence to a prescribed care regimen. Improved patient adherence avoids costs for the payor by reducing the incidence of physician intervention, hospitalization and emergency room visits. Our staff works closely with patient care coordinators to routinely monitor the patient’s care regimen.

Information Systems and Prescription Automation Solutions

We have licensed and developed information systems that enable patients and healthcare providers to more effectively manage and treat HIV/AIDS. We believe the transmission of electronic prescriptions reduces confusion and potential medication errors. Our electronic prescription transmittal software, EZrx, enables healthcare providers to view their patients’ prescription history, request new prescriptions, or renew prescriptions online, thereby saving physicians and their staff time that would otherwise be spent completing patient prescriptions. We have developed an interface between our pharmacy information system and the MOMSPak automated packaging system that allows for the efficient processing of prescriptions.

In March 2005, we entered into a letter of intent with Oris Medical Systems, Inc. to secure exclusive rights to use LabTracker HIV/AIDS software system, which enables healthcare providers to record, track, analyze and graph the outcomes of HIV/AIDS treatment combinations. If we are able to reach a definitive agreement with Oris Medical, we intend to integrate our electronic prescription writer, or that of Oris Medical, and the use of our specialty pharmacy services, with the functions of LabTracker software. LabTracker enables physicians and healthcare providers to record, track, analyze and graph the outcomes of more than 250 possible HIV/AIDS treatment combinations. LabTracker also enables healthcare providers to view, cross-reference and re-sort patient treatment information based on dozens of different patient demographics. LabTracker has the ability to show the correlation between laboratory results and the medications prescribed to a HIV/AIDS patient. However, currently, healthcare providers that desire to use this feature are required to manually input prescription information. If we are able to negotiate a definitive agreement with Oris Medical, we expect that healthcare providers will be able to take prescription information that is transmitted to us electronically and import it directly into the provider’s LabTracker software. This will allow providers to produce reports that can correlate their patients’ laboratory results with the HIV/AIDS medications prescribed and filled by our pharmacy. These reports contain more accurate, timely and comprehensive information about the interaction between a drug and the health of a HIV/AIDS patient. We believe this information allows healthcare providers to alter drug regimens as needed. We believe this capability will significantly enhance our ability to attract and retain patients and to develop enhanced business relationships with healthcare providers. Currently, more than 200 clinics and physician customers use LabTracker to help monitor approximately 100,000 HIV/AIDS patients. There is no assurance that we will be able to reach a definitive agreement with Oris Medical. See our discussion under the heading “Risk Factors—Risks Related to Our Company” beginning at page 7 for a discussion of the risks if we are unable to enter into a definitive agreement with Oris Medical.

Relationships with Pharmaceutical Companies

We actively pursue marketing and other business relationships with pharmaceutical manufacturers. We actively look to work with manufacturers of the leading HIV/AIDS medications to enhance their awareness of our services and to increase our opportunities to benefit from their significant sales teams and marketing efforts. The HIV/AIDS sales teams at pharmaceutical companies regularly make sales calls on the leading prescribers of HIV/AIDS medications. If these sales teams are aware of us, they will be in a position to inform the leading prescribers about our products and services, which can increase our visibility in the market.

We have entered into a specialized services agreement with Roche Laboratories Inc. to receive product pricing discounts and we have agreed to provide Roche with blind patient data with respect to FUZEON, a HIV medication manufactured by Roche. FUZEON has an actual per patient cost per year in excess of $20,000. Roche has entered into this type of agreement with only a limited number of pharmacies.

Marketing

We intend to expand our business in the major metropolitan markets where the majority of HIV/AIDS patients live by enhancing our existing relationships and creating new relationships with HIV/AIDS clinics, hospitals and prescribing physicians through direct sales, outreach programs and community-based education programs. Our sales team markets to the leading prescribers of HIV/AIDS medications. We actively pursue relationships with the largest HIV/AIDS clinics, ASOs, and other groups focused on HIV/AIDS. We provide our services under the trade name of MOMS Pharmacy.

We believe MOMS Pharmacy is a recognized brand-name within the HIV/AIDS community. We have a website at www.momspharmacy.com to directly market our products to the HIV/AIDS community and service organizations, which contains educational material and information of interest for the community. We are providing the address of this internet website in this prospectus solely for informational purposes. We do not intend the internet address to be an active link, and the contents of the website are not part of this prospectus.

Suppliers

We deliver approximately 1,000 branded and generic prescription medications by purchasing the medications we use to fill prescriptions from wholesale distributors. In 2003, we entered into a five-year prime vendor agreement with AmerisourceBergen to provide us with the HIV/AIDS medications we sell. Pursuant to the agreement, we are obligated to purchase at least 95% of the medications we sell from AmerisourceBergen. As part of this agreement, we receive improved payment terms relative to the terms we could get from other pharmaceutical distributors. In addition, we agreed to purchase minimum dollar amounts of medications from AmerisourceBergen over the five-year term of the agreement. If we fail to meet these minimum purchase amounts, we will be required to make an additional payment equal to 0.2% of the unpurchased amount. See our discussion under the heading “Risk Factors—Risk Related to Our Company” beginning at page 9 about the risks associated with not satisfying our obligations under the AmerisourceBergen Agreement.

Competition

Our industry is highly competitive, fragmented and undergoing consolidation, with many public and private companies focusing on different products or diseases. Each of our competitors provides a different mix of products and services than we do. Some of our current and potential competitors include:

•	specialty pharmacy distributors such as, Accredo Health, Inc., BioScrip, Inc., Curative Health Services, Inc., and Priority Healthcare Corp.;

•	pharmacy benefit management companies such as, Medco Health Solutions, Inc., ExpressScripts, Inc. and Caremark, Rx, Inc.;

•	specialty pharmacy divisions of national wholesale drug distributors;

•	hospital-based pharmacies;

•	retail pharmacies;

•	manufacturers that sell their products both to distributors and directly to clinics and physician offices; and

•	hospital-based care centers and other alternate site healthcare providers.

Many of our existing and potential competitors have substantially greater financial, technical marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with HIV/AIDS patients. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

Third Party Reimbursement, Cost Containment and Legislation

In 2004, we generated approximately 88% of our net sales from patients who rely on Medicaid and ADAP for reimbursements, both highly regulated government programs that are subject to frequent changes and cost containment measures. Medicaid is a state program partly funded by the federal government. In recent years, these programs have reduced reimbursement to providers. The Balanced Budget Act of 1997 increased state discretion over the administration of Medicaid programs and reduced spending levels for the Medicaid programs. We expect continued financial pressure on these programs. Approximately 25 states have implemented “preferred drug list” programs, under which drugs would not appear on an approved and reimbursable Medicaid formulary unless the Medicaid programs receive discounts or other concessions. The drug industry has instituted litigation to halt these programs in some of these states, but the outcome of the litigation is unknown. If the states prevail in these lawsuits, this could result in reductions in the amount of reimbursement that we receive from Medicaid programs for our services and could materially and adversely affect our business, financial condition and results of operation.

As of September 1, 2004, as part of the passage of the State of California budget, reimbursement rates for pharmacy services provided under Medi-Cal were reduced. Under the changed reimbursement rate, prescriptions are reimbursed at the AWP less 17%, and the provider is paid a $7.25 dispensing fee. The previous reimbursement rate was AWP less 10% with a $4.05 dispensing fee. On September 28, 2004, California approved a three-year HIV/AIDS Pharmacy Pilot Program bill that funds an additional $9.50 fee per prescription for qualified pharmacies that participate in the program. The payments are retroactive and apply to services rendered since September 1, 2004. We own two of the ten pharmacies that have qualified for the pilot program in California.

In New York, reimbursement rates for pharmacy services provided under Medicaid were reduced in September 2004. Under the changed reimbursement rate, prescriptions are reimbursed at the AWP less 12.75% plus a dispensing fee. The previous reimbursement rate was AWP less 12% plus a dispensing fee of $3.50 to $4.50. Approved specialized HIV pharmacies will continue to be reimbursed at AWP less 12% plus a dispensing fee. We believe we will be approved as a specialized HIV pharmacy qualifying for the more favorable reimbursement rate. The legislation authorizing the more favorable reimbursement rate is currently effective until March 31, 2006.

As of January 1, 2004, Medicare adopted new pricing that reduced reimbursement for many drugs. In 2005, the agency that administers the Medicare and Medicaid Programs, the Centers for Medicare & Medicaid Services, known as CMS, will change reimbursement to be based on average sales price, or ASP, or under a competitive acquisition program, or CAP, rather than average wholesale price, or AWP. This change in pricing may result in reduced reimbursement amounts for drugs that we dispense.

Cost containment initiatives are a primary trend in the United States healthcare industry. The increasing prevalence of managed care, centralized purchasing decisions, consolidation among and integration of healthcare providers and competition for patients has affected, and continues to affect, pricing, purchasing, and usage patterns in healthcare. Efforts by payors to eliminate, contain or reduce costs through coverage exclusions, lower reimbursement rates, greater claims scrutiny, closed provider panels, restrictions on required formularies, mandatory use of generics, limitations on payments in certain therapeutic drug categories, claim delays or denials and other similar measures could erode our profit margins or materially harm the results of our operations.

Some government and private payors may attempt to control costs further by selecting certain companies to be their exclusive providers of pharmaceutical benefits. If such arrangements were with our competitors, we would be unable to obtain reimbursement for purchases made by patients insured by such payors.

Government Regulation

Marketing, repackaging, dispensing, selling and purchasing drugs is highly regulated and regularly scrutinized by state and federal government agencies for compliance with laws and regulations relating to the following topics:

•	inducements for patient referrals;

•	manufacturer calculated and reported AWP and ASP amounts;

•	joint ventures and management agreements;

•	referrals from physicians with whom we have a financial relationship;

•	professional licensure;

•	repackaging, storing, and distributing prescription pharmaceuticals;

•	incentives to patients; and

•	product discounts.

The laws and regulations are very complex and generally broad in scope resulting in differing interpretations and a lack of consistent court decisions. Compliance with laws continues to be a significant operational requirement for us. We believe that we currently comply in all material respects, and intend to continue to comply, with all laws and regulations with respect to our operations and conduct of business. However, the application of complex standards to the operation of our business always creates areas of uncertainty, and there can be no assurance that all of our business practices would be interpreted by the appropriate regulatory agency to be in compliance in all respects with the applicable requirements. Moreover, regulation of the healthcare industry is in a state of flux. Any failure or alleged failure to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are unable to predict or determine the future course of federal, state and local regulation, legislation or enforcement or what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to our business or the healthcare industry in general, or what effect any such legislation or regulation might have on us. We cannot provide any assurance that federal or state governments will not impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on our business or financial position. Consequently, any future change, interpretation or any violation (or alleged violation) of law and regulations could have a material adverse affect on our business, financial condition and results of operations. The following are particular areas of government regulation that apply to our business.

Prescription Drug Marketing Act.    This federal law exempts many drug and medical devices from federal labeling and packaging requirements, as long as they are not adulterated or misbranded and were prescribed by a physician. The law also prohibits the sale, purchase or trade of drug samples that are not intended for sale or intended to promote the sale of the drug. Records must be kept of drug sample distribution, and proper storage and maintenance methods used. To the extent that this law applies to us, we believe that we comply with the documentation, record keeping and storage requirements.

Liability Insurance.    Providing healthcare services and products entails an inherent risk of liability. In recent years, participants in the healthcare industry have become subject to an increasing number of lawsuits, many of which involve large claims and significant defense costs. We may from time to time be subject to such suits as a result of the nature of our business. We maintain general liability insurance, including professional and product liability, in an amount deemed adequate by our management. There can be no assurance, however, that claims in excess of, or beyond the scope of, our insurance coverage will not arise. In addition, our insurance policies must be renewed annually. Although, we have not experienced difficulty in obtaining insurance coverage in the past, there can be no assurance that we will be able to do so in the future on acceptable terms or at all.

Federal Food, Drug, and Cosmetics Act.    This law, as amended by the Prescription Drug Marketing Act, imposes requirements for the labeling, packaging and repackaging, dispensing and advertising of prescription medication; and also prohibits, among other things, the distribution of unapproved, adulterated or misbranded drugs. In the past, the Food and Drug Administration, or the FDA, has viewed particular combination packaging arrangements as constituting new drugs that must be tested and labeled in the packaged combination. On occasion, the FDA also has sought to apply drug compounding guidance to analogous arrangements. We believe that sufficient legal authority, and pharmacy industry practice, supports our position that our activities in packaging the combination of drugs prescribed by physicians do not require the FDA approval or registration by us with the FDA as a manufacturer. However, the FDA may disagree with this interpretation and we could be required to defend our position and possibly to alter our practices; although no such action has ever been initiated against us. To the extent that this law applies to us, we believe that we comply with a reasonable interpretation of the repackaging, labeling, compounding, documentation, record-keeping and storage requirements.

Federal Controlled Substances Act.    This federal law contains pharmacy registration, packaging and labeling requirements, as well as record-keeping requirements related to a pharmacy’s inventory and its receipt and disposition of all controlled substances. Each state has also enacted similar legislation governing pharmacies’ handling of controlled substances. We maintain federal and state controlled substance registrations for each of our facilities where applicable, and follow procedures intended to comply with all such record keeping requirements.

Federal Mail Order Provisions.    Federal law imposes standards for the labeling, packaging and repackaging, advertising and adulteration of prescription drugs; and the dispensing of controlled substances and prescription drugs. The United States Postal Service and the Federal Trade Commission regulate mail order sellers, requiring truth in advertising, a reasonable supply of drugs to fill orders, the consumer’s right to a refund if an order cannot be filled within 30 days, and in certain cases, child-resistant packaging. To the extent applicable, we believe we substantially comply with these requirements.

Pharmacy Drug Use Review Law.    Federal law requires that states offering Medicaid prescription drug benefits implement a drug use review program. The program requires “before and after” drug use reviews and the use of certain approved compendia and peer-reviewed medical literature as the source of standards for such drug use reviews. States offering Medicaid prescription drug benefits must develop standards for pharmacy patient counseling and record-keeping. These standards apply as well to non-resident pharmacies. We believe our pharmacists monitor these requirements, provide the necessary patient counseling and maintain the appropriate records.

Anti-Kickback Laws.    We are subject to various laws that regulate our relationships with referral sources such as physicians, hospitals and other providers of healthcare services. Under the government payment programs for healthcare services (Medicare, Medicaid, ADAP, etc.), the federal government enforces the federal statute that prohibits the offer, payment, solicitation or receipt of any remuneration to or from any person or entity, directly or indirectly, overtly or covertly, in cash or in kind to induce or exchange for the referral of patients covered by the programs; or the purchasing, leasing, ordering, or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by the programs. Violations by individuals or entities are punishable by criminal fines, civil penalties, imprisonment or exclusion from participation in reimbursement programs, such as Medicaid.

States also have similar laws proscribing kickbacks, some of which are not limited to services for which government-funded payment may be made. State laws (and their respective exceptions or safe harbors) vary and are subject to interpretations of courts or regulatory agencies.

Anti-kickback laws are very broad in scope and are subject to modifications and variable interpretations. In an effort to clarify the federal anti-kickback law, the Department of Health and Human Services, or DHHS, has adopted a set of “safe harbor” rules, which specify various payment practices that are protected from civil or criminal liability. A practice that does not fall within a safe harbor is not necessarily unlawful, but may be subject to scrutiny and challenge. Failure to satisfy the requirements of a safe harbor requires an analysis of whether the parties intend to violate the anti-kickback law. In the absence of an applicable safe harbor, a violation of the anti-kickback law may occur even if only one purpose of a payment arrangement is to induce patient referrals or purchases or to induce the provision of a prescription drug reimbursable by a federal healthcare program such as Medicaid. Anti-kickback laws have been cited as a partial basis, along with the state consumer protection laws discussed below, for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies in connection with pharmaceutical marketing programs. We review our business practices regularly to comply with the federal anti-kickback law and similar state laws. We have a variety of relationships with referral sources, such as physicians, clinics and hospitals. As we grow, we may pursue additional arrangements with such parties. Where applicable, we will attempt to structure these relationships to fit into the appropriate safe harbor; however, it is not always possible to meet all of the requirements of a safe harbor. While we believe that our relationships comply with the anti-kickback laws, if we are found to violate any of these laws, we could suffer penalties, fines, or possible exclusion from participation in federal and state healthcare programs, which could reduce our net sales and profits.

Health Insurance Portability And Accountability Act of 1996, or HIPAA.    Among other things, HIPAA broadened the scope of the DHHS Secretary’s power to impose civil monetary penalties on healthcare providers, and added an additional category to the list of individuals and entities who may be excluded from participating in any federal healthcare program like Medicaid. HIPAA encourages the reporting of healthcare fraud by allowing reporting individuals to share in any recovery made by the government, and requires the DHHS Secretary to create new programs to control fraud and abuse and conduct investigations, audits and inspections. HIPAA also defined new healthcare fraud crimes including expanding the coverage of previous laws by, among other things, to include:

•	knowingly and willfully attempting to defraud any healthcare benefit program (including government and private, commercial plans); and

•	knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false or fraudulent statements in connection with claims and payment for healthcare services by a healthcare benefit plan (including government and private, commercial plans).

We believe that our business arrangements and practices comply with these HIPAA provisions. However, a violation could subject us to penalties, fines, or possible exclusion from Medicaid. Such sanctions could reduce our net sales or profits.

OIG Fraud Alerts and Advisory Opinions.    The Office of Inspector General, or OIG, of DHHS periodically issues Fraud Alerts and Advisory Opinions identifying certain questionable arrangements and practices that it believes may implicate the federal fraud and abuse laws. In a December 1994 Special Fraud Alert relating to “prescription drug marketing schemes,” the OIG stated that investigation may be warranted when a prescription drug marketing activity involves the provision of cash or other benefits to pharmacists in exchange for such pharmacists’ performance of marketing tasks in the course of their pharmacy practice, including, for example, sales-oriented “educational” or “counseling” contacts or physician and/or patient outreach where the value of the compensation is related to the business generated. We believe that we have structured our business arrangements to comply with federal fraud and abuse laws. However, if we are found to have violated any of these laws, we could suffer penalties, fines or possible exclusion from the Medicaid or other government programs, which could adversely affect our operations.

State Unfair and Deceptive Trade Practices and Consumer Protection Laws.    State laws regulating unfair and deceptive trade practices and consumer protection statutes have been used as bases for the investigations and multi-state settlements relating to pharmaceutical industry promotional drug programs in which pharmacists are provided incentives to encourage patients or physicians to switch from one prescription drug to another. We do not participate in any such programs. A number of states involved in these consumer protection driven enforcement actions have requested that the FDA exercise greater regulatory oversight in the area of pharmaceutical promotion activities by pharmacists. It is not possible to determine whether the FDA will act in this regard or what effect, if any, FDA involvement would have on our operations.

The Stark Law.    Federal law prohibits physicians from making a referral for certain health items or services if they, or their family members, have a financial relationship with the entity receiving the referral. No bill may be submitted in connection with a prohibited referral. Violations are punishable by civil monetary penalties upon both the person making the referral and the provider rendering the service. Such persons or entities are also subject to exclusion from federal healthcare programs, such as Medicaid. In 1995, CMS published final regulations under the Stark Law, known as Stark I, which provide some guidance on interpretation of the scope and exceptions of the Stark Law as they apply to clinical laboratory services. In addition, CMS released Phase I of the Stark II final regulations which became effective, in large part on January 4, 2002, and which covers additional health services, including outpatient prescription drugs, and describes the parameters of the statutory exceptions in more detail and sets forth additional exceptions for physician referrals and physician financial relationships. Phase II of the Stark II final regulations became effective on July 26, 2004. Phase II clarifies portions of Phase I, addresses certain exceptions to the Stark Law not addressed in Phase I, and creates several new exceptions. As a result of the Phase II’s comment period and the fact that Phase II did not address application of the Stark Law to Medicaid, CMS plans to release Phase III regulations at a future date. Another feature of the Phase II regulations is that they include new provisions relating to indirect ownership and indirect compensation relationships between physicians and entities offering designated health services. These provisions are complex and have not been interpreted by the courts. We believe that we have structured our relationships with physicians to comply with these Phase II provisions.

Additionally, a number of states have enacted similar referral prohibitions, which may cover financial relationships between entities and healthcare practitioners other than physicians, as well. The Stark Law applies to our relationships with physicians and physician referrals for our products and services. We believe we have structured our relationships to comply with the Stark Law as well as the applicable state provisions similar to the

Stark Law. However, if our practices are found to violate the Stark Law or a similar state prohibition, we may be subject to sanctions or be required to alter or discontinue some of our practices. This could reduce our net sales or profits.

Beneficiary Inducement Prohibition.    The federal civil monetary penalty law prohibits the offering of remuneration or other inducements to beneficiaries of federal healthcare programs to influence the beneficiaries’ decision to seek specific governmentally reimbursable items or services, or to choose a particular provider. The federal civil monetary penalty law and its associated regulations exclude items provided to patients to promote the delivery of preventive care. However, permissible incentives do not include cash or cash equivalents. From time to time, we loan some items at no charge to our patients to assist them with adhering to their drug therapy regimen. Although these items are not expressly included on the list of excluded items set forth in the statute and regulations, we nevertheless believe that our provision of these items does not violate the civil monetary penalty law and regulations in part because we do not believe that providing these items is likely to influence patient choice of goods or services. A determination that we violated the statute or regulations, however, could result in sanctions that reduce our net sales or profits.

False Claims; Insurance Fraud Provisions.    We are also subject to federal and state laws prohibiting individuals or entities from knowingly and willfully making claims for payment to Medicare, Medicaid, or other third-party payors that contain false or fraudulent information. These laws provide for both criminal and civil penalties, including exclusion from federal healthcare programs such as Medicaid, and being required to repay previously collected amounts. The Federal False Claims Act contains a provision encouraging private individuals to file suits on behalf of the government against health care providers such as us. Federal false claims actions may be based on underlying violations of the kickback and/or self-referral prohibitions, as well. State law also proscribes fraudulent acts against third-party payors, including the ADAP and Medicaid programs. Healthcare providers who submit claims which they knew or should have known were false, fraudulent, or for items or services that were not provided as claimed, may be excluded from Medicaid, required to repay previously collected amounts, and subject to substantial civil monetary penalties.

Government Investigations.    The government increasingly examines arrangements between healthcare providers and potential referral sources to determine whether they are designed to exchange remuneration for patient care referrals. Investigators are increasingly willing to look behind formalities of business transactions to determine the underlying purpose of payments. Enforcement actions have increased over the years and are highly publicized. The pharmaceutical industry continues to garner much attention from federal and state governmental agencies. In its Fiscal Year 2002 Work Plan, the OIG identified “pharmaceutical fraud” as one of its “special focus areas” and committed itself to conduct further assessments relating to Medicaid medication reimbursement issues. In the OIG’s 2003, 2004, and 2005 Work Plans, the OIG emphasized its continuing focus on pharmaceutical fraud. The Department of Justice has “identified prescription drug issues” (including product substitution without authorization, controlled substances controls, free goods/diversion, medication errors, sale of samples, and contracting with pharmacy benefit management companies) as being among the “top 10” areas in the health care industry meriting the Department’s attention.

The relationships between drug manufacturers and providers of health care, including pharmacies, physicians, and hospitals, are under increased government scrutiny. In 2003, the OIG published the Compliance Program Guidance for Pharmaceutical Manufacturers. Any relationships we develop with pharmaceutical companies should be consistent with such guidelines.

In addition to investigations and enforcement actions initiated by government agencies, we could be the subject of an action brought under the Federal False Claims Act by a private individual (such as a former employee, a customer or a competitor) on behalf of the government. Actions under the Federal False Claims Act, commonly known as “whistleblower” lawsuits, are generally filed under seal to allow the government adequate time to investigate and determine whether it will intervene in the action, and defendant healthcare providers are often without knowledge of such actions until the government has completed its investigation and the seal is lifted.

Privacy and Confidentiality; Electronic Transactions and Security.    Many of our activities involve the receipt or use of confidential health information, including the transfer of the confidential information to a third-party payor program, such as Medicaid. DHHS has promulgated regulations implementing what are commonly referred to as the Administrative Simplification provisions of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, concerning the maintenance, transmission, privacy and security of electronic health information, particularly individually identifiable information. Each state may also have similar statutes and regulations governing the maintenance, transmission, privacy and security of electronic health information, including individually identifiable information. Pursuant to the privacy provisions of HIPAA, DHHS promulgated regulations that had a compliance deadline of April 14, 2003 and that impose extensive requirements on the way in which healthcare providers, health plans and their business associates use and disclose protected health information. This final rule gives individuals significant rights to understand and control how their protected health information is used and disclosed. Direct providers, such as pharmacies, must obtain an acknowledgement from their patients that the patient has received the pharmacy’s Notice of Privacy Practices. For most uses and disclosures of protected health information that do not involve treatment, payment or healthcare operations, the rule requires that all providers and health plans obtain a valid individual authorization. In most cases, use or disclosure of protected health information must be limited to the minimum amount necessary to achieve the purpose of the use or disclosure. In addition, if we choose to distribute medications through new distribution channels such as the Internet, we will have to comply with government regulations that exist now and that may be promulgated in the future. Standards are provided for removing all individually identifiable health information in order to produce de-identified data that may be transferred without obtaining the patient’s authorization. Sanctions for failing to comply with the privacy standards issued pursuant to HIPAA include criminal penalties and civil sanctions. We have implemented certain privacy protections with respect to HIPAA privacy regulations. However, we cannot provide assurance that we have complied with all of the HIPAA privacy requirements. Any failure to comply could subject us to enforcement actions, including civil and criminal penalties, and could cause us to incur expense in changing our medical records system or information management systems.

In addition to the federal health information privacy regulations described above, most states have enacted confidentiality laws that limit the disclosure of confidential medical information. The final privacy rule under HIPAA does not preempt state laws regarding health information privacy that are more restrictive than HIPAA. The failure to comply with these federal and state provisions could result in the imposition of administrative or criminal sanctions.

On October 16, 2002 (which was extended to October 16, 2003 for those providers who submitted a “plan” describing how they will come into compliance) all healthcare providers who transmit certain protected health claims transactions electronically were required to comply with the HIPAA final regulations establishing transaction standards and code sets.

In addition, pursuant to HIPAA, in February 2003, DHHS issued regulations pursuant to HIPAA that govern the security of protected health information that is maintained or transmitted electronically. The compliance date for these regulations is April 21, 2005. The regulations impose additional administrative burdens on healthcare providers, such as pharmacies, relating to the storage and utilization of, and access to, health information. We believe that we have implemented reasonable measures to secure the protected health information that we maintain or transmit, however, we cannot provide assurance that we will be in compliance with all of the HIPAA security rule on April 21, 2005, and these HIPAA security regulations may require that we invest significant capital in upgrading information systems hardware, software and procedures. Any failure to comply could subject us to enforcement actions, including civil penalties.

Medicare Prescription Drug Benefit.    In the past, Medicare covered only a limited number of outpatient prescription drugs. In December 2003, the Medicare Prescription Drug Modernization Act, which includes a new

Medicare Part D prescription drug benefit, was passed. Final regulations implementing the law providing broader coverage for outpatient prescription drugs will become effective on January 1, 2006. Because only a small number of our patients are covered by Medicare and we expect to stop serving Medicare patients in the first quarter of 2005, this change should not have any significant effect on us.

Reform.    The U.S. healthcare industry continues to undergo significant change. Future changes in the nature of the health system could reduce our net sales and profits. We cannot provide any assurance as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation, which may be material, on us. Further, although we exercise care in structuring our operations to comply in all material respects with the laws and regulations summarized in this Government Regulation section, we can not assure you that (i) government officials charged with responsibility for enforcing such future laws will not assert that we or certain transactions in which we are involved are in violation thereof, and (ii) such future laws will ultimately be interpreted by the courts in a manner consistent with our interpretation. Therefore, it is possible that future legislation and regulation and the interpretation thereof could have a material adverse effect on us.

Regulation of the Practice of Pharmacy

State laws regulate the practice of pharmacy. Pharmacies and pharmacists must obtain state licenses to operate and dispense medications. Our pharmacists are licensed in those states where their activity requires it. Pharmacists must also comply with professional practice rules. We monitor our pharmacists’ practices for compliance with such state laws and rules. We do not believe that the activities undertaken by our pharmacists violate rules governing the practice of pharmacy or medicine. In an effort to combat fraud, New York State recently enacted emergency regulations requiring the use of an official New York State prescription for all prescribing done in-state. The emergency regulations are expected to become permanent.

We are licensed to do business as a pharmacy in each state in which we operate a dispensing pharmacy. Many of the states into which we deliver prescription medications have laws and regulations that require out-of-state mail service pharmacies to register with, or be licensed by, the board of pharmacy or similar regulatory body in the state. We are in compliance with the laws and regulations of the states into which we deliver prescription medication. These states generally permit the dispensing pharmacy to follow the laws of the state within which the dispensing pharmacy is located.

However, various states have enacted laws and adopted regulations requiring, among other things, compliance with all laws of the states into which the out-of-state pharmacy dispenses medications, whether or not those laws conflict with the laws of the state in which the pharmacy is located. To the extent that such laws or regulations are found to be applicable to our operations, and that such laws of other states where our pharmacies dispense medications are more stringent than those of the states in which our pharmacies are located, we would be required to comply with them. In addition, to the extent that any of these laws or regulations prohibit or restrict the operation of mail service pharmacies and are found to be applicable to us, they could have a harmful effect on our prescription mail service operations.

Some federal and state pharmacy associations and some boards of pharmacy have attempted to develop laws or regulations restricting the activity of out-of-state pharmacies.

Laws enforced by the federal Drug Enforcement Administration, as well as some similar state agencies, require our pharmacy locations to individually register in order to handle controlled substances, including prescription drugs. A separate registration is required at each principal place of business where the applicant manufactures, distributes, or dispenses controlled substances. Federal and state laws require that we follow specific labeling and record-keeping requirements for controlled substances. We maintain federal and state controlled substance registrations for each of our facilities that require it, and follow procedures intended to comply with all such record-keeping requirements.

The Company

We were incorporated in Delaware in 1983 under the name The Care Group, Inc. In 1999, upon our exit from bankruptcy, we changed our name to Allion Healthcare, Inc. and focused our business principally on serving HIV/AIDS patients. Our principal executive offices are located at 1660 Walt Whitman Road, Suite 105, Melville, New York 11747, and our telephone number at that address is (631) 547-6520. We also maintain two websites, which can be located at www.allionhealthcare.com and www.momspharmacy.com. We are providing the addresses of these internet websites in this prospectus solely for informational purposes. We do not intend the internet addresses to be active links, and the contents of the websites are not part of this prospectus.

Employees

As of March 31, 2005, we had 125 full-time employees and 15 part-time employees, all of whom were engaged in management, sales, marketing, pharmacy services, customer service, administration or finance. None of our employees are covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage and consider our employee relations to be good.

Facilities

Our principal executive offices are located in Melville, New York, which we have leased through June 30, 2009. Both our executive offices and New York pharmacy operations are located at this site. We lease space in the following locations:

Location	Principal Use	Square Footage	Property Interest
Melville, NY	Pharmacy and Executive Offices	8,215	Leased—expiring June 30, 2009
Torrance, CA	Pharmacy	7,876	Leased—expiring December 31, 2005
Van Nuys, CA	Pharmacy	5,000	Leased—expiring December 31, 2005
Austin, TX	Pharmacy	3,600	Leased—expiring June 30, 2005
Miami, FL	Pharmacy	2,700	Leased—expiring September 30, 2005
La Jolla, CA	Billing Center	1,200	Leased—month-to-month
San Francisco, CA	Pharmacy	560	Leased—expiring March 31, 2008
Seattle, WA	Pharmacy	307	Leased—expiring May 31, 2005

We acquired our facilities in Van Nuys, California and La Jolla, California in the acquisition of North American in January 2005. We acquired our facilities in San Francisco, California and Seattle, Washington in the acquisition of Specialty Pharmacies, Inc. in March 2005. We will continue to operate the pharmacy located in San Francisco and plan to open an additional, larger pharmacy and distribution center near the current San Francisco location.

At this time, we believe we have adequate space for our current operations. We plan to renew these leases prior to expiration or move to other comparable space, except that we plan to terminate our lease in Austin, Texas as a result of our decision to discontinue our Texas operations.

Legal Proceedings

New Jersey Medicaid Audit.    During the first quarter of 2003, Medicaid commenced a review of our billing practices in New Jersey. In particular, Medicaid reviewed whether we followed the appropriate procedures and whether we obtained the requisite patient consents at the time of delivery. During 2003, we accrued an estimated cost of $200,000 for the New Jersey Medicaid Audit. In April 2004, we entered into a settlement agreement with Medicaid of New Jersey for $200,000. We do not anticipate any additional expense related to this audit. In July 2004, we were granted a license to bill New Jersey Medicaid from New York, as a result we no longer serve New Jersey Medicaid patients from Texas.

New York Medicaid Audit.    In May 2004, we were notified that our MOMS Pharmacy subsidiary in New York is the subject of an audit and review being conducted by the New York State Department of Health. As part of the audit, the Department withheld payment of certain Medicaid claims we had submitted. The Department refunded $800,000 of the $920,000 which it initially withheld, but it may conclude that we are subject to certain financial penalties and fines, in which case some or all of the payments withheld ultimately may not be paid to us.

In addition to the matters noted above, we are involved from time to time in legal actions arising in the ordinary course of our business. We currently have no pending or threatened litigation that we believe will result in an outcome that would materially affect our business. Nevertheless, there can be no assurance that future litigation to which we become a party will not have a material adverse effect on our business.

MANAGEMENT

The following table sets forth the names, ages and principal positions of our directors and executive officers:

Name	Age	Positions
Michael P. Moran	44	Chairman, Chief Executive Officer and President
John W. Colloton (1)(2)	74	Director
James B. Hoover (1)(2)(3)	50	Director
John Pappajohn (2)(3)	76	Director
Derace Schaffer, M.D. (1)(2)(3)	56	Director
Harvey Z. Werblowsky, Esq.	57	Director
Robert E. Fleckenstein, RPh	51	Vice President, Pharmacy Operations
MikeLynn Salthouse, RN	49	Vice President, HIV Sales
James G. Spencer	36	Chief Financial Officer, Secretary and Treasurer

(1)	Member of Audit Committee

(2)	Member of Nominating and Corporate Governance Committee

(3)	Member of Compensation Committee

Michael P. Moran has served as our Chairman, Chief Executive Officer and President and as a member of our board of directors since 1997. From 1996 to 1997, Mr. Moran was a Regional Vice President at Coram Healthcare, Inc. From 1990 to 1996, Mr. Moran was a Regional Vice President for Chartwell Home Therapies, Inc. Prior to 1990, Mr. Moran held various sales and management positions at Critical Care America, Inc. Mr. Moran received a B.A. in management from Assumption College.

John W. Colloton has served as one of our directors since 2004. He is currently Director Emeritus of the University of Iowa Hospitals and Clinics, and serves as a Lead Director of Wellmark, Inc. (Iowa-South Dakota Blue Cross & Blue Shield). From 1989 to 2003, Mr. Colloton served as a director of Baxter International Inc. and from 1997 to 2002, he served as a director of Radiologix, Inc. From 1971 to 1993, Mr. Colloton served as a director of the University of Iowa Hospitals and Clinics, and from 1993 through the year 2000, he served as vice president of the University of Iowa for Statewide Health Services. Mr. Colloton received his B.A. in business administration from Loras College and a masters degree in hospital administration from the University of Iowa.

James B. Hoover has served as one of our directors since 2003. Since 1998, he has served as the Managing Partner of Dauphin Capital Partners, a venture capital firm, of which he is the founder. Prior to founding Dauphin Capital in 1998, Mr. Hoover was a General Partner of Welsh, Carson, Anderson & Stowe, or WCAS, a management buy-out firm specializing in healthcare and information services. From 1984 to 1992, Mr. Hoover was a General Partner of Robertson, Stephens & Co., an investment banking firm specializing in the financing of emerging growth companies with a particular emphasis on the healthcare industry. Mr. Hoover joined Robertson, Stephens in 1984. Currently, Mr. Hoover serves as a director of Quovadx Inc., and U.S. Physical Therapy, Inc., two public companies, as well as a director of several private healthcare companies. He is a member of the Special Projects Committee of Memorial Sloan-Kettering Cancer Center. He received his MBA from the Graduate School of Business at Indiana University. He holds a B.S. from Elizabethtown College (Pennsylvania) where he presently serves as a member of the Board of Trustees and Chairman of its Investment Committee.

John Pappajohn has served as one of our directors since 1996. Since 1969, Mr. Pappajohn has served as the president and principal stockholder of Equity Dynamics, Inc., a financial consulting firm, and the sole owner of Pappajohn Capital Resources, a venture capital firm. Mr. Pappajohn has served on the boards of directors of over 40 public companies and currently serves as a director of the following public companies: MC Informatics, Inc., PACE Health Management Systems, Inc. and Patient Infosystems, Inc. Mr. Pappajohn received his B.A. in business from the University of Iowa.

Derace Schaffer, M.D. has served as one of our directors since 1996. Dr. Schaffer is a founder of Radiologix, Inc., a public company. Dr. Schaffer has served as the Chairman and Chief Executive Officer of the IDE Group, P.C., one of the radiology practices with which Radiologix has a contractual relationship. In 2004, Dr. Schaffer accepted a position as a professor at the Weill Medical College of Cornell University. Prior to 2004, Dr. Schaffer served as a Clinical Professor of Radiology at the University of Rochester School of Medicine. Dr. Schaffer is also Chief Executive Officer and President of the Lan Group, a venture capital firm. Dr. Schaffer is a founder of Patient Infosystems, Inc., a public company. Dr. Schaffer is a founder and director of Cardsystems, Inc. Dr. Schaffer is a board certified radiologist. He received his postgraduate radiology training at the Harvard Medical School and Massachusetts General Hospital, where he served as Chief Resident. Dr. Schaffer is a member of Alpha Omega Alpha, the national medical honor society.

Harvey Z. Werblowsky, Esq. has served as one of our directors since 2004. Since December 2003, he has been the general counsel of Kushner Companies, a real estate organization. From December 1990 until December 2003, Mr. Werblowsky was a partner at the law firm of McDermott Will & Emery LLP. Mr. Werblowsky received a B.A. from Yeshiva University and a J.D. from New York University School of Law.

Robert E. Fleckenstein, RPh has served as our Vice President, Pharmacy Operations since December 2003 and is responsible for our national pharmacy operations. Mr. Fleckenstein has held positions in pharmacy management for 20 years, with over 10 of those years in specialty pharmacy. In 2003, he served as Account Manager for US Oncology, Inc. From 2000 to 2002, Mr. Fleckenstein served as Vice President of Operations for CVS ProCare at its Pittsburgh distribution center. From 1997 to 2000, he served as Director of Pharmacy Services for Stadtlanders Drug Company. Prior to 1997, Mr. Fleckstein held various management level positions in specialty and hospital pharmacy companies. Mr. Fleckstein received his B.S. in Pharmacy from the University of Pittsburgh and his MBA from the Katz Graduate School of Business at the University of Pittsburgh.

MikeLynn Salthouse, RN has served as our Vice President, HIV Sales since 2002. Ms. Salthouse has worked in the pharmaceutical industry for 20 years, including nine years with Stadtlanders and CVS ProCare, where she served as Vice President, Sales, and Vice President, Business Development. Prior to 1993, Ms. Salthouse held sales management positions with both Ivonyx and Clinical Homecare, infusion service companies, as well as various sales and management positions at McNeil Consumer Products, a division of Johnson & Johnson. Ms. Salthouse attended Loma Linda University and graduated from Riverside College, both in Southern California.

James G. Spencer has served as our Chief Financial Officer, Secretary and Treasurer since 2004. From October 2003 to May 2004, Mr. Spencer served as a consultant to us until becoming Chief Financial Officer. From 2002 until 2003, Mr. Spencer served as a Vice President in the Health Care Investment Banking Group for Thomas Weisel Partners LLC. From 1999 to 2002, he served as Vice President in the Health Care Investment Banking Group for Credit Suisse First Boston. Prior to 1999, Mr. Spencer worked at Alex. Brown and Sons in Health Care Investment Banking. Mr. Spencer has a MBA from The Wharton School of the University of Pennsylvania and a B.S. in Economics and Management Statistics from the University of Maryland.

A majority of our directors are “independent” in accordance with Nasdaq National Market requirements.

Election of Directors

Our second amended and restated certificate of incorporation provides that our board of directors shall initially consist of three directors and our third amended and restated by-laws give the board of directors the authority to fix the number of directors that constitutes the board of directors from time to time. Currently, our board of directors is comprised of six directors and, after the offering, our board of directors will consist of six directors. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. In accordance with the terms of our second amended and restated certificate of incorporation, stockholders will elect each of our directors at the annual meeting of stockholders, or special meeting in lieu thereof. Each director serves until his successor is elected and qualified or until his earlier death, resignation or removal.

Board Committees

As of the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below:

Audit Committee.    The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal controls and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and determines whether the accountants are independent of management. The audit committee currently consists of Messrs. Colloton and Hoover and Dr. Schaffer, each of whom is an independent member of our board of directors. Mr. Hoover is the chairperson of our audit committee, and our board of directors has determined that he meets the definition of an “audit committee financial expert,” as defined by the SEC. We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee.    The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our executive officers. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans. The current members of the compensation committee are Messrs. Hoover and Pappajohn and Dr. Schaffer, each of whom is a non-management member of our board of directors. Mr. Pappajohn serves as the chairperson of the compensation committee. We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee complies with, the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of the nominating and corporate governance committee are Messrs. Colloton, Hoover and Pappajohn and Dr. Schaffer. Mr. Hoover serves as the chairperson of our nominating and corporate governance committee. We believe that the composition of our nominating and corporate governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with, the applicable requirements of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

The audit committee, the compensation committee and the nominating and corporate governance committee each has adopted a written charter that further describes its function and responsibilities. You may obtain copies of these charters by going to the “Investor Relations” section of our website located at www.allionhealthcare.com.

We have adopted a Code of Ethics that applies to all of our directors, officers and employees. Our Code of Ethics has been filed with the SEC and is also available on our website located at www.allionhealthcare.com. See our discussion under the heading “Where You Can Find Other Information” at page 77 for a discussion of how to access information from the SEC’s website.

Director Compensation

We do not have a formal policy regarding compensation of our directors for their service as directors. Historically, our non-employee directors have each been granted options to purchase 50,000 shares of common stock pursuant to our 1998 Stock Option Plan and 2002 Stock Incentive Plan as compensation for their initial term serving on our board of directors. These options have an exercise price ranging from $2.00 to $6.00 per share approximating the fair market value as of the date of grant, and vest monthly in equal amounts over either a two or three-year period, beginning one month following the date such option is granted, and cease vesting when a director ceases to serve on our board of directors. Historically, we also granted our non-employee directors options to purchase 20,000 shares of common stock pursuant to our 1998 Stock Option Plan and our 2002 Stock Incentive Plan for each additional year that such director is re-elected. These options have an exercise price approximating the fair market value as of the date of grant, and vest monthly in equal amounts over a one-year period. Our non-employee directors have not received any other compensation for their service as directors. We reimburse all directors for expenses incurred in connection with attending meetings. Directors who are employees or affiliates of ours have not received any compensation for their services as a director. Accordingly, Mr. Moran has not been compensated for his services as a director. We plan to review the compensation we pay to our non-employee directors following this offering.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity. Additionally, no member of our compensation committee was during 2004, or formerly, an officer or employee of ours or any of our subsidiaries.

In January 2000, we issued warrants to purchase 375,000 shares of our common stock to John Pappajohn, a director, as consideration for his guarantee of a $1.5 million credit facility with West Bank. These warrants are exercisable at a price of $1.00 per share. As consideration for the renewal of the guaranty, we issued warrants to purchase 125,000 shares of common stock to Mr. Pappajohn in July 2003, exercisable at a price per share of $5.00. In March 2005, when West Bank agreed to extend the maturity of its loan to September 2005, Mr. Pappajohn agreed to keep his guaranty in place through September 2005. As consideration for continuing his guaranty, in April 2005 we issued warrants to Mr. Pappajohn to purchase 100,000 shares of common stock, exercisable at a price equal to our initial public offering price per share.

Limitations on Directors’ Liability and Indemnification

Our second amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our second amended and restated certificate of incorporation provides that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. Our second amended and restated certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent. We maintain liability insurance that insures our directors and officers against certain losses and that insures us against our obligation to indemnify our directors and officers.

The limited liability and indemnification provisions in our second amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Summary Compensation Table

The following table sets forth certain elements of compensation paid by us during the years ended December 31, 2004, 2003 and 2002 to our Chief Executive Officer, and our three most highly compensated executive officers other than our Chief Executive Officer. We refer to these executives as the “named executive officers” elsewhere in this prospectus.

	Annual Compensation							Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)		Bonus ($)(1)		Other Annual Compensation ($)(2)		Securities Underlying Options (#)
Michael P. Moran, Chairman, Chief Executive Officer President	2004 2003 2002	$ $ $	251,924 247,483 247,569	$ $ $	100,000 100,000 0	$ $ $	0 0 0	0 0 50,000

James G. Spencer, (3) Chief Financial Officer Secretary and Treasurer	2004		$151,538		$20,000		$2,513	125,000

Mikelynn Salthouse, (4) Vice President, HIV Sales	2004 2003 2002	$ $ $	169,204 150,000 40,385	$ $ $	10,000 0 0	$ $ $	7,200 7,200 1,650	40,000 0 75,000

Robert E. Fleckenstein, (5) RPh, Vice President, Pharmacy Operations	2004		$131,000		$18,750		$0	50,000

(1)	Bonuses were paid at the discretion of the compensation committee from time to time during 2004 based on merit-based performance. We do not have a written bonus plan.

(2)	For the years presented, perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of total annual salary and bonus for the named executive officer.

(3)

Mr. Spencer became our Chief Financial Officer on May 18, 2004. The amount shown in the table above represents the amount we paid Mr. Spencer from May 20 through December 31, 2004. In addition to the amount shown above, Mr. Spencer served as a consultant to us from January 1 until May 17, 2004, during which time he was paid a fee of $23,681. We pay 100% of the premiums for Mr. Spencer’s healthcare insurance plan in lieu of his participation in company-sponsored plans. In 2004, we paid $2,513 of health insurance premiums for Mr. Spencer. The amount we pay for Mr. Spencer’s coverage is less than the amount that we would be required to pay had he elected to be covered by the healthcare insurance that we make available to all of our employees. All of our other named executive officers receive healthcare insurance that is identical to what we offer all of our employees.

(4)	The amounts shown for “Other Annual Compensation” reflect amounts paid to Ms. Salthouse for an annual automobile allowance.

(5)	Mr. Fleckenstein became our Vice President, Pharmacy Operations, in January 2004.

Options Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted in 2004 under our 2002 Stock Incentive Plan to our named executive officers. The potential realizable value is calculated assuming the fair market value of the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. These gains are based on assumed rates of appreciation compounded annually from the dates the respective options were granted to their expiration date based on an initial public offering price of             , minus the share exercise price of $6.00. The 5% and 10% assumed rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future stock price growth. Actual gains, if any, on exercised stock options will depend on the future performance of our common stock.

Name	Number of Securities Underlying Options (1)	Percentage of Total Options Granted to Employees in Fiscal Year 2004 (2)	Exercise Price (3)	Expiration Date	Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term
					5%	10%
Michael P. Moran	0	0%	—	—
James G. Spencer	125,000	21%	$6.00	5/18/2014
Mikelynn Salthouse	40,000	7%	$6.00	5/18/2014
Robert E. Fleckenstein	50,000	9%	$6.00	5/18/2014

(1)	The options granted in 2004 were issued on May 18 and vest ratably over a four-year period beginning on the date of grant, except that the options issued to Mr. Spencer were vested 25% on the date of grant, with the remaining options vesting 33 1/3% on each of the first three anniversaries of the date of grant.

(2)	The figures representing percentages of total options granted to employees in the last fiscal year are based on a total of 587,250 shares underlying options granted to our employees during 2004.

(3)	The exercise price of each option granted was equal to the fair market value of our common stock as valued by our board of directors on the date of grant.

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information regarding the number and value of vested and unvested options held by each of our named executive officers as of December 31, 2004. There were no options exercised by the named executive officers in 2004. There was no public trading market for our common stock on December 31, 2004. Accordingly, the dollar values in the table are calculated based upon the initial offering price of $             per share, less the exercise price of the options, and multiplying the result by the number of shares.

Name	Number of Securities Underlying Unexercised Options at Fiscal Year- End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable ($)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael P. Moran	648,611	1,389
James G. Spencer	31,250	93,750
Mikelynn Salthouse	72,917	42,083
Robert E. Fleckenstein	0	50,000

Employment Agreements

Currently, we do not have employment agreements with any of our executive officers. See our discussion under the heading “Risk Factors—Risks Related to Our Company” at page 10 about the risks associated with not having employment agreements with our executive officers.

1998 Stock Option Plan

Background.    Our 1998 Stock Option Plan, or the 1998 Plan, was adopted by us and our stockholders in connection with our plan of reorganization approved when we emerged from bankruptcy on February 1, 1999. The 1998 Plan authorizes the grant of options to purchase up to 1,250,000 shares of common stock. As of March 31, 2005, incentive stock options and non-qualified stock options to purchase 1,001,750 shares were outstanding under the 1998 Plan. These options have exercise prices ranging from $0.175 to $6.25 per share. No additional options will be granted under this plan.

Awards.    The 1998 Plan provides for the discretionary grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, or the Code, to employees and for the grant of nonstatutory stock options to employees, non-employee directors and consultants and other independent contractors providing services to us.

Administration.    Our compensation committee administers the 1998 Plan. The administrator has the power to determine who receives option grants and the terms of the options granted, including the exercise price, the number of shares subject to each option and the exercisability thereof. The administrator also has the authority to cancel and re-grant options.

Exercise Price.    The exercise price of all incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1998 Plan must be at least equal to 85% of the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted to such a participant must be at least equal to 110% of the fair market value of the common stock on the grant date, and the term of any such incentive stock option must not exceed five years. The term of all other options granted under the 1998 Plan must not exceed ten years.

Change in Control.    The 1998 Plan provides that, in the event we merge with or into another company in which, after the merger, our stockholders existing before the merger do not own at least 50% of the surviving company following the merger, or in the event of a liquidating sale of all or substantially all of our assets, the vesting of each outstanding option under the 1998 Plan will accelerate automatically unless the options are assumed by a successor, replaced with a comparable cash incentive program of the successor corporation or the options are subject to limitations imposed by the administrator.

Other Terms of Options.    Options granted under the 1998 Plan are generally not transferable by the optionee, except by will or the laws of decent and distribution following the optionees death. Options granted under the 1998 Plan must generally be exercised within three months after the optionee ceases to be an employee, director or consultant, or within one year after such optionee’s termination of service by reason of disability or death, but in no event later than the expiration of the option’s term.

Amendment, Suspension and Termination.    Unless terminated sooner, the 1998 Plan will automatically terminate on February 1, 2009. Our board of directors also has the authority to amend, suspend or terminate the 1998 Plan, provided that no such action may adversely affect any outstanding option grants or increase the authorized shares under the 1998 Plan without stockholder approval.

2002 Stock Incentive Plan

Background.    Our board of directors adopted the 2002 Stock Incentive Plan, or the 2002 Plan, on May 15, 2002 and our stockholders approved it on June 24, 2002. Our stockholders approved an amendment to the 2002

Plan on July 20, 2004 to increase the number of shares available for grant to 1,500,000 share from 500,000 shares. Our board of directors established the 2002 Plan to provide incentives to certain employees, officers, consultants, and non-employee directors of ours and our subsidiaries, and to align the interests of such persons with those of our stockholders. As of March 31, 2005, options to purchase 660,000 shares were outstanding under the 2002 Plan. These options have exercise prices ranging from $3.50 to $6.25 per share. There are 840,000 shares of common stock remaining available for grants under the 2002 Plan.

Share Limits.    The aggregate number of shares of common stock available for grants under the 2002 Plan during its term is 1,500,000 shares. The maximum aggregate number of shares of common stock underlying all grants to any single participant during the life of the 2002 Plan is 100,000 shares (subject to adjustment).

Administration.    Our compensation committee administers the 2002 Plan. The compensation committee has the responsibility, in its sole discretion, to control, operate, manage and administer the 2002 Plan in accordance with its terms. The compensation committee is authorized, subject to the provisions of the 2002 Plan, to establish such rules and regulations as it deems necessary for the proper administration of the 2002 Plan and to take such actions in connection with the 2002 Plan as it deems necessary or advisable.

Eligible Participants.    All of our employees, officers and directors, and employees, officers and directors of our subsidiaries, as well as certain consultants and advisors to us or our subsidiaries, are eligible to participate in the 2002 Plan.

Types of Awards.    The 2002 Plan provides for the grant of any or all of the following types of awards: (1) stock options, including incentive stock options and non-qualified stock options; (2) stock appreciation rights; (3) restricted stock awards; and (4) performance awards. Certain awards may constitute performance-based awards that qualify for the performance-based compensation exemption under Section 162(m) of the Internal Revenue Code.

Stock Options.    Stock options granted under the 2002 Plan may be incentive stock options or non-qualified options. The exercise price of any option granted under the 2002 Plan must be at least equal to the fair market value of the common stock on the date of grant. Stock options cannot be exercised after the tenth anniversary of their date of grant, and the compensation committee will otherwise determine when each stock option becomes vested and exercisable. A stock option’s exercise price may be paid in cash or, in the discretion of the compensation committee, by the delivery of shares of common stock then owned by the participant, or by a combination of these methods or such other methods as the compensation committee deems appropriate.

If a participant’s employment or service as an employee, officer, director, advisor or consultant is terminated due to death or disability, all non-vested portions of the participant’s stock options will be forfeited and all vested portions of the participant’s stock options will remain exercisable until the earlier of (1) the end of the 12-month period following the date of death or termination of employment, or (2) the date the stock options would otherwise expire. If we or any of our subsidiaries terminate a participant’s employment for cause, all of the participant’s stock options, whether vested or non-vested, will be forfeited. If a participant’s employment is terminated for any other reason, all non-vested portions of the participant’s stock options will be forfeited and all vested portions of the participant’s stock options will remain exercisable until the earlier of (1) the end of the 90-day period following the termination of employment, or (2) the date the stock options would otherwise expire. The exercisability of stock options after a termination of employment or service may also vary from the terms described above in individual stock option agreements.

Stock Appreciation Rights.    A stock appreciation right is a right to receive a payment, in cash, common stock, or a combination thereof, equal to the excess of (x) the fair market value, or other specified valuation which shall not be greater than the fair market value, of a specified number of shares of our common stock on the date the right is exercised over (y) the fair market value, or other specified valuation which shall not be less than fair market value, of such shares of our common stock on the date the right is granted. Each stock appreciation right shall be subject to such terms and conditions as the compensation committee shall impose in its sole discretion.

Restricted Stock Awards.    A restricted stock award consists of a grant of shares of our common stock that are subject to terms and conditions determined by the compensation committee, including, without limitation, restrictions on the sale or other disposition of such shares and our right to reacquire such shares for no consideration upon termination of the participant’s employment within specified periods. A participant who has been granted a restricted stock award will have the same rights of a holder of shares of our common stock to receive dividends and to vote the shares, unless the compensation committee determines otherwise on the date of grant.

Performance Awards.    A performance award consists of a right to receive a specified number of shares of our common stock or cash at the end of a specified period, subject to such terms and conditions as the compensation committee, in its sole discretion, deems appropriate. The conditions include the performance goal or goals which, depending on the extent to which such goals are met, will determine the number and/or value of the performance awards that will be paid out or distributed to the participant who has been granted performance awards.

Section 162(m).    Under section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1.0 million paid to its chief executive officer and the four next most highly compensated officers. Until the annual meeting of our stockholders in 2008, or until the 2002 Plan is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the plan must be amended to comply with the exemption conditions and be resubmitted for approval by our stockholders.

Change in Control.    If we experience a change in control, the compensation committee, in its sole discretion, may determine that all or a portion of each outstanding award shall become fully exercisable and vested, as applicable, upon a change in control of our business or at such other date or dates that the compensation committee may determine. In addition, the compensation committee may determine that, upon the occurrence of a change in control of our business, all or a portion of certain outstanding stock options and stock appreciation rights will terminate within a specified number of days, and each holder will receive, with respect to each share of our common stock subject to a stock option or stock appreciation right, an amount equal to the excess of the fair market value per share of our common stock immediately prior to the change in control over the exercise price per share of the stock option or stock appreciation right. Such amount will be payable in cash, property or in a combination thereof, as the compensation committee determines. Also, the compensation committee may provide that an award may be assumed by any entity which acquires control of our business, or that an award may be substituted by a similar award under such entity’s compensation plans.

Other Terms of Awards.    The 2002 Plan provides that awards are generally not transferable other than by will or the laws of descent and distribution; however, the compensation committee may permit the transferability of a nonqualified stock option or stock appreciation right by a participant, as a gift to family members or certain entities established for the benefit of family members.

Amendment, Suspension and Termination; Adjustment of Awards.    Our board of directors may amend, suspend, or terminate the 2002 Plan at any time, provided that such action does not adversely change the terms and conditions of any outstanding award granted under the 2002 Plan without the participant’s consent. No amendment of the 2002 Plan will, without the approval of our stockholders, increase the total number of shares which may be issued under the 2002 Plan, or increase the maximum number of shares that may be granted to any individual.

The 2002 Plan contains provisions for equitable adjustment of awards in the event of a merger, consolidation, reorganization, recapitalization, stock dividend stock split and other changes in our capital structure.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 31, 2005 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each stockholder known by us to own beneficially more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.

Except as otherwise noted below, the address of the particular stockholder is Allion Healthcare, Inc., 1660 Walt Whitman Road, Suite 105, Melville, New York 11747.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on 7,670,609 shares of common stock outstanding as of March 31, 2005, assuming the conversion of all of our outstanding convertible preferred stock into 4,570,009 shares of common stock, which assumes a conversion rate of one share of common stock issued for each outstanding share of preferred stock. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on              shares of common stock to be outstanding after this offering after giving effect to the              shares we are selling in this offering, the conversion of all preferred stock, and assuming no further exercises of outstanding options, warrants or the underwriters’ over-allotment option.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information furnished by these owners, have sole voting power and investment power with respect to these shares, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percent ownership of that person, we deemed outstanding shares of common stock subject to options and/or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2005. We did not deem these shares outstanding for purposes of computing the percent ownership of any other person.

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Directors and Officers:
John Pappajohn (1)	1,767,151	23.0%
Michael P. Moran (2)	648,611	7.8%
Derace Schaffer, MD (3)	418,611	5.4%
James B. Hoover (4)	371,944	4.8%
Mikelynn Salthouse (5)	82,917	1.1%
James G. Spencer (6)	62,500	*
John Colloton (7)	16,667	*
Harvey Werblowsky (8)	16,667	*
Robert Fleckenstein (9)	12,500	*
All officers and directors as a group (9 persons)	3,187,917	35.2%

5% Stockholders:
Principal Life Insurance Company (10)	733,334	9.6%
Edgewater Private Equity Fund II, L.P.(11)	594,510	7.8%
Gary Kirke	500,000	6.5%

(1)	The common stock owned includes 375,000 shares held by Halkis, Ltd., a sole proprietorship owned by Mr. Pappajohn and 250,000 shares held by Thebes, Ltd., a sole proprietorship owned by Mr. Pappajohn’s spouse, 70,000 shares of common stock issuable upon exercise of options and 537,500 shares of common stock issuable upon exercise of warrants. The common stock also includes 4,651 shares and warrants to purchase 50,000 shares of common stock issuable upon exercise of warrants held by Equity Dynamics, Inc.

(2)	The common stock owned includes 648,611 shares of common stock issuable upon exercise of options.

(3)	The common stock owned includes 118,611 shares of common stock issuable upon exercise of options.

(4)	The common stock includes 51,944 shares of common stock issuable upon exercise of options. The common stock also, includes 300,000 shares of common stock held by Dauphin Capital Partners, LP, over which Mr. Hoover exercises voting and investment control by virtue of his position as founder and managing partner and 5,000 shares owned by TriSons, an entity controlled by Mr. Hoover and his spouse.

(5)	The common stock owned includes 82,917 shares of common stock issuable upon the exercise of options.

(6)	The common stock owned includes 62,500 shares of common stock issuable upon the exercise of options.

(7)	The common stock owned includes 16,667 shares of common stock issuable upon the exercise of options.

(8)	The common stock owned includes 16,667 shares of common stock issuable upon the exercise of options.

(9)	The common stock owned includes 12,500 shares of common stock issuable upon the exercise of options.

(10)	The address for the Principal Life Insurance Company is 11 High Street, Des Moines, IA 50392.

(11)	The address for Edgewater Private Equity Fund II, L.P. is 900 N. Michigan Ave., 14th Floor, Chicago, IL 60611.

*	Less Than 1%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Option Grants to Directors

We have granted options to purchase common stock to our directors and officers. See “Management—Director Compensation” beginning at page 57, “Management—Summary Compensation Table” at page 58 and “Management—Option Grants in Last Fiscal Year” at page 59.

Guarantee of Loan

In January 2000, we issued warrants to purchase 375,000 shares of common stock to John Pappajohn, a director, as consideration for his guarantee of a $1.5 million credit facility with West Bank. These warrants are exercisable at a price of $1.00 per share. As consideration for the renewal of the guaranty, we issued warrants to purchase 125,000 shares of common stock to Mr. Pappajohn in July 2003, exercisable at a price per share of $5.00. In March 2005, when West Bank agreed to extend the maturity of its loan until September 2005, Mr. Pappajohn agreed to keep his guaranty in place through September 2005. As consideration for continuing his guaranty, in April 2005 we issued to Mr. Pappajohn warrants to purchase 100,000 shares of common stock exercisable at a price equal to our initial public offering price per share.

Legal Fees

One of our directors, Harvey Z. Werblowsky, was a partner at the law firm of McDermott Will & Emery LLP. Prior to 2004, McDermott Will & Emery LLP served as our outside legal counsel on a variety of legal matters pertaining to our business. Mr. Werblowsky left McDermott Will & Emery LLP in 2003.

Private Placements of Securities

From January 2002 through March 2005, we issued the following securities to various investors in private financings:

In April 2003, we raised an aggregate of $6,063,682 through the issuance of 1,235,000 shares of Series C convertible preferred stock at $5.00 per share in private placements with several investors. The terms and rights of the Series C convertible preferred shares are set forth in the Certificate of Designation of Series C Preferred Stock of Allion Healthcare, Inc. Two of our directors, John Pappajohn and James Hoover, purchased shares of stock in this offering. Additionally, three of our stockholders that hold at least 10% of our outstanding stock—Dauphin Capital Partners, Edgewater Private Equity Fund II, L.P., and Principal Life Insurance Company—purchased shares in this offering.

In April and May 2004, we raised an aggregate of $8,806,958 through the issuance of 1,491,828 shares of Series D convertible preferred stock at $6.00 per share in private placements with several investors. The terms and rights of the Series D convertible preferred shares are set forth in the Certificate of Designation of Series D Preferred Stock of Allion Healthcare, Inc. Three of our existing stockholders that hold at least 10% of our outstanding stock—Crestview Capital Master L.L.C., Edgewater Private Equity Fund II, L.P. and Principal Life Insurance—purchased shares in this offering.

In December 2004, we raised an aggregate of $4,150,081 through the issuance of 664,013 shares of Series E convertible preferred stock at $6.25 per share in private placements with several investors. The terms and rights of the Series E convertible preferred shares are set forth in the Certificate of Designation of Series E Preferred Stock of Allion Healthcare, Inc. Two of our existing stockholders that hold at least 10% of our outstanding stock—Crestview Capital Master L.L.C. and Edgewater Private Equity Fund II, L.P.—purchased shares in this offering.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock and certain provisions of our second amended and restated certificate of incorporation and third amended and restated by-laws does not purport to be complete. It is qualified in its entirety by reference to our certificate and by-laws. Copies of our second amended and restated certificate of incorporation and third amended and restated by-laws are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital Stock

Our second amended and restated certificate of incorporation authorizes the issuance of 100,000,000 shares of capital stock, consisting of 80,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share. The preferred stock may be issued in one or more series with such terms as the board of directors may determine. As of the date hereof, we have 3,100,000 shares of outstanding common stock held by 105 record holders, 512,500 shares of Series A preferred stock held by two record holders, 666,668 shares of Series B preferred stock held by two record holders, 1,235,000 shares of Series C preferred stock held by 12 record holders, 1,491,828 shares of Series D preferred stock held by 83 record holders, and 664,013 shares of Series E preferred stock held by 51 record holders. Each share of our Series A, Series B, Series C, Series D and Series E preferred stock will be converted into             ,            ,            ,              and              shares of our common stock, respectively, immediately prior to the closing of this offering. After this offering, there will be              shares of our common stock outstanding, or              shares if the underwriters exercise their over-allotment option in full. We will not have any shares of preferred stock outstanding after the offering.

Common Stock

Holders of our common stock are entitled to one vote for each share held by them on all matters on which stockholders are entitled to vote, including the election of directors, and do not have cumulative voting rights. Holders of our common stock are entitled to receive, as, when and if declared by our board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes. In the event of any distribution of capital assets or winding-up of our company, whether voluntary or involuntary, holders of our common stock are entitled to receive pro rata the assets remaining after creditors have been paid in full. Holders of our common stock have no pre-emptive or conversion rights and there are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are, and upon the shares issued in connection with this offering, will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, we will have no outstanding shares of preferred stock. Thereafter, pursuant to our second amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 20,000,000 shares of undesignated preferred stock in one or more series. Our board will also have the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock issued, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that are superior to the voting and other rights of the holders of common stock. Preferred stock could be issued with terms that could delay or prevent a change in control of our company or make removal of management more difficult. In addition, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.

Warrants

Upon completion of this offering, we will have warrants outstanding to purchase 1,763,825 shares of common stock with a weighted average exercise price of $       per share. All of the warrants have either a five-year or a ten-year term and are immediately exercisable for shares of our common stock. Warrants to purchase 175,719 shares of common stock that we issued to the former owners of Specialty Pharmacies must be redeemed by us within three days of the completion of this offering at a price of $9 per warrant. In addition, the warrants to purchase              shares of common stock held by the former owners of Specialty Pharmacies and warrants to purchase              shares of common stock held by the former owners of North American are subject to a lock-up period upon the request of the underwriter of a public offering of our stock whereby the warrant holder will not be permitted to sell, transfer, or dispose of the warrant or the common stock obtained upon exercise of the warrant for a period of 180-days following the effective date of the registration statement for the offering. The lock-up period of the North American warrants only applies if the directors and officers of Allion and all acquirers of common stock or rights to common stock in acquisitions also are subject to a 180-day lock-up. See our discussion under the heading “Use of Proceeds” at page 19.

Registration Rights

Under the terms of the registration rights agreements with the holders of our Series A and Series B preferred stock, persons who will hold an aggregate of              shares of our common stock following the conversion of the Series A and Series B preferred stock upon the consummation of this offering, are entitled to certain registration rights under the Securities Act as follows:

•	Demand registration rights. Stockholders holding at least a majority of the Series A preferred stock and stockholders holding at least a majority of the Series B preferred stock will each have the right to request us to register their shares of common stock they receive upon conversion of preferred stock at the closing of this offering. The holders of each class are entitled to one demand registration on each of Form S-1, Form S-2 and S-3. We may reduce the number of shares requesting registration in light of adverse market conditions.

•	Piggyback registration rights. If we propose to register any of our securities under the Securities Act, for our own account or on account of other stockholders, the holders of Series A and Series B preferred stock are entitled to include their shares in our registration statement. The holders are entitled to an unlimited number of piggyback registrations. We may reduce the number of shares requesting registration in light of adverse market conditions.

The holders of our Series C, Series D and Series E preferred stock who will hold an aggregate of             ,              and              shares of our common stock, respectively, are also entitled to certain registration rights under the Securities Act pursuant to their registration rights agreements with us. The registration rights held by the holders by the Series C, Series D and Series E preferred stock are identical to those of the Series A and Series B preferred stock holders discussed above, except that the majority of holders of Series C, Series D and Series E preferred stock each have one demand registration on Form S-1 and up to three demand registrations on Form S-2 or Form S-3.

In connection with our acquisition of North American, we granted registration rights to the former owners of that company for the registration of the common stock underlying their warrants. Under the terms of the Registration Rights Agreement with Michael Stone and Jonathan Spanier dated January 4, 2005, Messrs. Stone and Spanier are entitled to one demand registration on a form selected by our legal counsel, but are not entitled to any piggyback registration rights.

Registration of shares of common stock upon the exercise of these registration rights will result in the holders being able to trade these shares without restriction under the Securities Act after the registration statement is declared effective. We will pay all registration expenses related to the registration of our common stock, except for underwriting discounts. All registration rights terminate, with respect to each holder, when the holder can sell all his shares freely without registration pursuant to Rule 144(k) of the Securities Act.

The registration rights held by each holder of our Series A, Series B, Series C, Series D, and Series E preferred stock are subject to a lock-up period if the managing underwriter of a public offering of our stock provides reasonable prior notice to the holders that a public sale of the holder’s shares will materially adversely effect the offering. Subject to certain exceptions, the lock-up period will begin ten days prior to the effective date of the registration statement for the offering and will end 90-days following effectiveness.

See our discussion under the headings “Shares Eligible for Future Sale” beginning at page 71 and “Risk Factors—Risks Related to this Offering” beginning at page 14 for more information about the number of shares eligible for future sale following completion of this offering.

MATERIAL PROVISIONS OF DELAWARE LAW,

OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

Anti-takeover Provisions of Delaware Law

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions, a Delaware corporation will not engage in certain business combinations with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless: (i) prior to the stockholder becoming an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain assets; or (iii) at or subsequent to the time that the stockholder becomes an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

Generally, the term “business combination” includes a merger, asset or stock sale or other transaction resulting in the financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with the person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors for approval of certain transactions or business combinations in order to avoid the stockholder approval requirement. Section 203 also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our stockholders, by adopting an amendment to our second amended and restated certificate of incorporation, may elect not to be governed by Section 203. Such an amendment becomes effective 12 months after its adoption. Neither our second amended and restated certificate of incorporation nor our third amended and restated by-laws presently exclude us from the restrictions imposed by Section 203, and the restrictions imposed by Section 203 apply to us. The provisions of Section 203 could delay or frustrate a change in control of our company, deny our stockholders the receipt of a premium on their common stock and depress the market price of our common stock. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of our stockholders. See our discussion under “Risk Factors-Risks Related to this Offering” beginning at page 16 for a discussion of risks related to consequences of certain provisions in our second amended and restated certificate of incorporation and third amended and restated by-laws.

Anti-takeover Provisions Contained in Our Second Amended and Restated Certificate of Incorporation and Third Amended and Restated By-laws

Provisions of Delaware law and our second amended and restated certificate of incorporation and third amended and restated by-laws could make it more difficult for third-parties to acquire us by means of a tender offer, a proxy contest or otherwise and remove incumbent officers and directors. These provisions include: (i) a prohibition on stockholder action through written consents; (ii) a requirement that special meetings of stockholders be called only by the board of directors; (iii) advance notice requirements for stockholder proposals and nominations; (iv) limitations on the ability of stockholders to amend, alter or repeal our by-laws; (v) limitations on the size of the board of directors; and (vi) the authority of our board of directors to issue preferred stock without stockholder approval with such terms as the board of directors may determine. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Our second amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our second amended and restated certificate of incorporation and our third amended and restated by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our Chief Executive Officer. Stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

Our third amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Our third amended and restated by-laws contain a provision requiring at least 60 but no more than 90 days’ advance notice by a stockholder of a proposal or director nomination that such stockholder desires to present at any annual or special meeting of stockholders, which would prevent a stockholder from making a proposal or a director nomination at a stockholder meeting without us having advance notice of the proposal or director nomination. This provision could make a change in control more difficult by providing our board of directors with more time to prepare an opposition to a proposed change in control. In addition, our third amended and restated by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Our second amended and restated certificate of incorporation and our third amended and restated by-laws provide that the number of directors will be fixed from time to time with the consent of two-thirds of the board of directors. Moreover, our second amended and restated certificate of incorporation provides that directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of our capital stock then entitled to vote at an election of directors. This provision prevents our stockholders from removing any incumbent director without cause and allows two-thirds of the incumbent directors to add additional directors without approval of stockholders until the next annual meeting of stockholders at which directors of that class are elected.

Our second amended and restated certificate of incorporation provides for the issuance by the board of directors of up to              shares of preferred stock with voting power, designations, preferences and other special rights as determined in the sole discretion of the board. Our second amended and restated certificate of incorporation enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitation on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including the voting rights, of holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock The blank check preferred provision in our second amended and restated certificate of incorporation may also make it more difficult or expensive for a third-party to acquire a majority of our outstanding voting common stock and may discourage an attempt to obtain control of our company by means of a tender offer, merger, proxy contest or otherwise. Immediately prior to the closing of this offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our stock since we emerged from bankruptcy in February 1999. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

Upon the closing of this offering and after giving effect of this offering, the conversion of all preferred stock into shares of common stock, and assuming no further exercises of outstanding options, warrants or the underwriters’ over-allotment option, an aggregate of              shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

Of these outstanding shares, the              shares sold in this offering (assuming no exercise of the underwriters’ over-allotment option) will be freely tradeable without restrictions or further registration under the Securities Act, other than shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining              shares of common stock outstanding after the offering are “restricted securities” as defined in Rule 144. Substantially all of these restricted securities will be subject to the 90-day or 180-day lock up period as described below under “Lock-up Agreements.” In addition, upon completion of this offering we will have outstanding warrants that are immediately exercisable for              shares of common stock, of which              shares will be freely tradeable without restrictions or further registration under the Securities Act.

Restricted securities may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act. These exceptions are summarized below.

Lock-up Agreements

Each of our directors and executive officers and holders of approximately 5% of the outstanding shares of our common stock have agreed with the underwriters not to, directly or indirectly, transfer, dispose or hedge shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC, on behalf of the underwriters. See our discussion under the heading “Underwriting—No Sales of Similar Securities” at page 74.

In addition to the lock-up agreements with the underwriters described above, holders of warrants to purchase              shares of our common stock are subject to 180-day lock-ups pursuant to the terms of the warrants and holders of shares of common stock are subject to 90-day lock-ups pursuant to the terms of the registration rights agreements entered into between us and such holders. See our discussion of these lock-ups under the heading “Description of Capital Stock-Warrants” at page 67 and “Description of Capital Stock-Registration Rights” at page 67.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Upon effectiveness of prospectus		Freely tradable shares sold in this offering and shares not locked up and eligible for sale under Rule 144(k)

90 days		90-day lock-up released; shares not locked up and eligible for sale under Rule 144, Rule 144(k) or Rule 701.

180 days		180-day lock-up released; shares eligible for sale under Rule 144, Rule 144(k) or Rule 701.

Various dates after 180 days		Restricted securities held for one year or less as of 180 days following effectiveness.

Rule 144

In general, under Rule 144, as currently in effect, a person, including any person who may be deemed our affiliate, who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the one-year holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Options

As of March 31, 2005, 1,007,750 options to purchase shares of common stock were issued and outstanding under our 1998 Stock Option Plan and 660,000 options to purchase shares of common stock were issued and outstanding under our 2002 Stock Incentive Plan.

Immediately after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of common stock issued or reserved for issuance under our 1998 Stock Option Plan and 2002 Stock Incentive Plan. We expect to file this registration statement and have it become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement, except for any such shares held at any time by any of our “affiliates” and              shares subject to 180-day lock-up agreements, will be available for sale in the open market immediately.

Registration Rights

Upon completion of this offering, stockholders that hold              restricted shares of our common stock have the right, subject to various conditions and limitations, to demand the filing and include their shares in registration rights relating to our common stock. However, pursuant to the terms of lock-up agreements, holders              of shares who are entitled to registration rights will not have the right to exercise their registration rights for a period of 180 days after the date of this prospectus, and holders of              shares who are entitled to registration rights will not have the right to exercise their registration rights for a period of 90 days after the date of this prospectus. Upon registration pursuant to such rights, these shares will become freely tradeable without restriction under the Securities Act. See our discussion under the heading “Description of Capital Stock-Registration Rights” at page 67 for a description of registration rights held by our existing stockholders.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement dated the date of this prospectus, each of the underwriters named below, through their representatives, Thomas Weisel Partners LLC, William Blair & Company, L.L.C. and First Albany Capital Inc., have severally agreed to purchase from us, and we have agreed to sell to them, the aggregate number of shares of common stock listed opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
William Blair & Company, L.L.C.
First Albany Capital Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to various conditions. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any of the shares are purchased. However, the underwriters are not required to purchase and pay for the shares covered by the over-allotment option described below.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                     , 2005.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of              additional shares of our common stock held by them at the initial public offering price, less the underwriting discount, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase a number of additional shares of our common stock in proportion to their respective commitments as set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the primary factors to be considered in determining the initial public offering price will include:

•	the valuation multiples of publicly-traded companies that the representatives believe are comparable to us;

•	our financial information;

•	our history and prospects and the outlook for our industry;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future net sales;

•	the present state of our business and the progress of our operating plan; and

•	the consideration of these factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Discounts

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and at that price less a concession not in excess of $             per share of common stock to certain dealers. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $             per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us, assuming both no exercise and full exercise of the underwriters’ over-allotment option, before expenses, payable to us:

	Per Share	Total
		Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

In addition, we estimate that the expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $             , which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

Indemnification of Underwriters

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

We, each of our directors and executive officers, holders of approximately     % of the outstanding shares of our common stock and holders of              warrants to purchase shares of our common stock have agreed that, without the prior written consent of Thomas Weisel Partners LLC, we and they will not, for a period of 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to:

•	the sale of shares by us in the offering;

•	the issuance by us of shares of common stock upon the exercise of options or warrants or the conversion of preferred stock outstanding on the date of the prospectus that is described in the prospectus (but such restrictions will apply to the securities issued upon the exercise of any options, warrants or preferred stock);

•	the issuance by us of options to purchase shares of our common stock under our existing stock incentive plans described in this prospectus, provided that the options do not become vested and exercisable during the period referred to in this paragraph;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering; and

•	transfers not involving dispositions for value by any person other than us by gift, to a trust for the benefit of immediate family members, or as a distribution to partners or stockholders of the transferor, provided that the transferee agrees to be bound by such restrictions and the transfer is not required to be reported in any public report or filing with the SEC or otherwise and the transferor does not voluntarily make such report.

The 180-day restricted period described above will be extended, however, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day period, until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq National Market Listing

We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol “ALLI.”

Discretionary Accounts

The underwriters have informed us that they do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the aggregate number of shares offered by them.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC:

Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their over allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions.    The underwriters may make bids for or purchases of the shares in the open market for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.    The underwriters may impose penalty bids. This means that if the underwriters purchase shares in the open market in a stabilizing transaction or a syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. The underwriters are not required to engage in any of these transactions but if these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

Kirkland & Ellis LLP is counsel to us in connection with this offering and will issue an opinion about the legality of the shares we are offering. Alston & Bird LLP is counsel to the underwriters in connection with this offering.

EXPERTS

Our financial statements and schedule as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by BDO Seidman, LLP, an Independent Registered Public Accounting Firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of that firm as experts in auditing and accounting.

The financial statements of North American Home Health Supply, Inc. as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004 included in this prospectus have been audited by LWBJ, LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of that firm as experts in auditing and accounting.

The financial statements of Specialty Pharmacies, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by McGladrey & Pullen, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of that firm as experts in auditing and accounting.

The financial statements of Medicine Made Easy as of December 31, 2002 and 2001 and for each of the two years in the period ended December 31, 2002, included in this prospectus have been audited by BDO Seidman, LLP, an Independent Registered Public Accounting Firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of that firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and any amendments thereto) under the Securities Act of 1933 with respect to the shares being offered pursuant to this prospectus. This prospectus is part of this registration statement and does not contain all of the information set forth in the registration statement. Statements contained in this prospectus as to the content of any agreement or other document filed or incorporated by reference as an exhibit are not necessarily complete, and you should consult a copy of those agreements or other documents filed or incorporated by reference as exhibits to the registration statement. For further information, reference is made to the registration statement and to the exhibits and schedules filed with it, which are available for inspection without charge at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580 Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at www.sec.gov.

Since we emerged from bankruptcy in 1999, we have been filing reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referenced above.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Allion Healthcare, Inc.

Melville, New York

We have audited the accompanying consolidated balance sheets of Allion Healthcare, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. We have also audited the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allion Healthcare, Inc at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

Melville, New York

March 23, 2005

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,979,630	$640,790
Accounts receivable, (net of allowance for doubtful accounts of $296,320 in 2004 and $437,031 in 2003 )	4,678,596	3,074,488
Inventories	733,581	1,296,655
Prepaid expenses and other current assets	722,984	107,399

Total current assets	13,114,791	5,119,332
Property and equipment, net	561,732	527,667
Goodwill	4,472,068	4,472,068
Intangible assets, net	1,643,449	2,117,601
Other assets	203,622	178,777

TOTAL ASSETS	$19,995,662	$12,415,445

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$6,784,658	$5,750,909
Revolving credit line	1,154	—
Notes payable-subordinated	1,250,000	1,150,000
Current portion of capital lease obligations	130,640	89,460
Other current liabilities	100,000	12,685

Total current liabilities	8,266,452	7,003,054

LONG TERM LIABILITIES:
Notes payable	—	2,750,000
Capital lease obligations	193,306	162,160
Other	21,409	106,951

Total liabilities	8,481,167	10,022,165

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Convertible preferred stock, $.001 par value, shares authorized 20,000,000; issued and outstanding 4,570,009 in 2004 and 2,414,168 in 2003	4,570	2,414
Common stock, $.001 par value; shares authorized 80,000,000; issued and outstanding 3,100,000 in 2004 and 2003	3,100	3,100
Additional paid-in capital	22,060,733	10,261,526
Accumulated deficit	(10,553,908)	(7,873,760)

Total stockholders’ equity	11,514,495	2,393,280

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$19,995,662	$12,415,445

See accompanying notes to consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
NET SALES	$64,605,721	$48,222,993	$27,457,438
COST OF GOODS SOLD	57,091,675	41,969,506	23,271,936

Gross profit	7,514,046	6,253,487	4,185,502

OPERATING EXPENSES:
Selling, general and administrative expenses	9,891,461	8,744,127	4,756,037
Legal settlement expense (income)	—	200,000	(150,000)

Operating loss	(2,377,415)	(2,690,640)	(420,535)

OTHER INCOME (EXPENSE):
Interest expense	(226,531)	(243,882)	(104,358)
Costs of withdrawn public offering and other	—	—	(478,865)

Total other expense	(226,531)	(243,882)	(583,223)
LOSS BEFORE INCOME TAXES	(2,603,946)	(2,934,522)	(1,003,758)
PROVISION FOR TAXES	76,202	19,646	35,002

NET LOSS	$(2,680,148)	$(2,954,168)	$(1,038,760)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.86)	$(0.95)	$(0.34)

BASIC AND DILUTED WEIGHTED AVERAGE OF COMMON SHARES OUTSTANDING	3,100,000	3,100,000	3,100,000

See accompanying notes to consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

	Preferred Stk. $.001 Par Value		Common Stk. $.001 Par Value		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Par Value	Shares	Par Value
Balance, January 1, 2002	1,179,168	$1,179	3,100,000	$3,100	$4,171,725	$(3,880,832)	$295,172
Net Loss	—	—	—	—	—	(1,038,760)	(1,038,760)

Balance, December 31, 2002	1,179,168	1,179	3,100,000	3,100	4,171,725	(4,919,592)	(743,588)
Issuance of Preferred Stock	1,235,000	1,235	—	—	6,062,447	—	6,063,682
Issuance of Warrant Acquisition	—	—	—	—	27,354	—	27,354
Net Loss	—	—	—	—	—	(2,954,168)	(2,954,168)

Balance, December 31, 2003	2,414,168	2,414	3,100,000	3,100	10,261,526	(7,873,760)	2,393,280
Issuance of Preferred Stock	2,155,841	2,156	—	—	11,799,207	—	11,801,363
Net Loss	—	—	—	—	—	(2,680,148)	(2,680,148)

Balance, December 31, 2004	4,570,009	$4,570	3,100,000	$3,100	$22,060,733	$(10,553,908)	$11,514,495

See accompanying notes to consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,680,148)	$(2,954,168)	$(1,038,760)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	716,981	606,057	315,661
Provision for doubtful accounts	(140,711)	266,851	28,905
Loss on sale of asset	—	5,575	—
Changes in operating assets and liabilities:
Accounts receivable	(1,463,397)	(346,869)	(598,887)
Inventories	563,075	(404,292)	(277,183)
Prepaid expenses and other assets	(491,413)	(140,918)	201,941
Accounts payable and accrued expenses	1,078,083	—	—
Deferred rent	21,409	272,919	926,212

Net cash used in operating activities	(2,396,121)	(2,694,845)	(442,111)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for acquisition of Medicine Made Easy net of Cash acquired of $92,854	—	(2,257,146)	—
Purchase of property and equipment	(138,208)	(117,183)	(67,917)
Sale of property and equipment	27,500	—	—

Net cash used in investing activities	(110,708)	(2,374,329)	(67,917)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of Preferred Stock net of fees	11,607,449	6,063,682	—
Proceeds from line of credit	33,590,405	20,725,000	5,250,000
Payment of deferred financing cost	—	(101,564)	(265,188)
Repayment of line of credit	(33,589,251)	(21,190,081)	(5,778,855)
Repayment of long-term debt	(112,934)		(42,462)
Repayment of Notes Payable	(2,650,000)	—	—

Net cash provided by (used in) financing activities	8,845,669	5,497,037	(836,505)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,338,840	427,863	(1,346,533)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	640,790	212,927	1,559,460

CASH AND CASH EQUIVALENTS, END OF YEAR	$6,979,630	$640,790	$212,927

SUPPLEMENTAL DISCLOSURE:
Income taxes paid	$75,407	$15,666	$13,982
Interest paid	$225,830	$227,216	$106,491
Assets acquired via capital lease	$165,623	—	$365,000

See accompanying notes to consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

As of December 31, 2004, Allion Healthcare, Inc., referred to as the Company, was the parent corporation of four wholly owned subsidiaries, which operate under the MOMS Pharmacy name as one reportable segment. These subsidiaries are located in New York, California, Texas and Florida. The Company is a national provider of specialty pharmacy and disease management services focused on HIV/AIDS patients. The Company sells HIV/AIDS medications, ancillary drugs and nutritional supplies under its trade name MOMS Pharmacy. Most of the Company’s patients rely on Medicaid and other state-administered programs, such as the AIDS Drug Assistance Program, or ADAP, to pay for their HIV/AIDS medications.

Note 2. Summary Of Significant Accounting Policies

Basis Of Presentation.    The consolidated financial statements include the accounts of the Company and its four wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Inventories.    Inventories consist entirely of pharmaceuticals available for sale. Inventories are recorded at lower of cost or market, cost being determined on a first-in, first-out (“FIFO”) basis.

Use Of Estimates By Management.    The preparation of the Company’s financial statements in conformity with generally accepted accounting principles require the Company’s management to make certain estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Such estimates primarily relate to accounts receivable, intangibles and deferred tax valuation. Actual results could differ from those estimates.

Property And Equipment.    Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Machinery and equipment under capital leases are amortized over the lives of the respective leases or useful lives of the asset, whichever is shorter.

Revenue Recognition.    Net sales are recognized as medications or products are delivered to customers. A substantial portion of the Company’s net sales are billed to third-party payors, including insurance companies, managed care plans and governmental payors. Net sales are recorded net of contractual adjustments and related discounts. Contractual adjustments represent estimated differences between billed net sales and amounts expected to be realized from third-party payors under contractual agreements.

Income Taxes.    The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount currently estimated to be realized.

Cash Equivalents.    For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Credit Risk.    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash equivalents with financial institutions. The Company has substantially all of its cash in four bank accounts. The balances are insured by FDIC up to $100,000. Such cash balances, at times, may exceed FDIC limits. The Company has not

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

experienced any losses in such accounts. The Company’s trade receivables represent a broad customer base. The Company routinely assesses the financial strengths of its customers. As a consequence, concentrations of credit risk are limited.

Net Loss Per Share Information.    Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted per share amounts include dilutive common equivalent shares. Common equivalent shares, consist of the incremental common shares issuable upon the exercise of stock options and warrants; common equivalent shares are excluded from the calculation if their effect is anti-dilutive. Diluted loss per share for the years ended December 31, 2004, 2003 and 2002 do not include the impact of common stock options and warrants then outstanding of 2,830,137, 2,359,973 and 1,984,200, respectively, as the effect of their inclusion would be anti-dilutive.

Stock-Based Compensation Plans.    The Company accounts for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value based method, compensation cost is the excess, if any, of the fair market value of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123 (“SFAS 123”, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”). The Company has not granted options below fair market value on the date of grant. Had compensation expenses been determined as provided by SFAS No. 123 using the Black-Scholes option pricing model, the pro forma effect on the Company’s net loss per share would have been the following for the years ended December 31, 2004, 2003 and 2002, respectively.

	Year Ended
	December 31, 2004	December 31, 2003	December 31, 2002
Net loss, as reported	$(2,680,148)	$(2,954,168)	$(1,038,760)
Deduct: Total stock-based employee compensation expense determined under fair value method used	(441,485)	(72,725)	(262,784)

Net loss, pro forma	$(3,121,633)	$(3,026,893)	$(1,301,544)

Net loss per share; Basic and diluted, as reported	$(0.86)	$(0.95)	$(0.34)

Basic and diluted, as pro forma	$(1.01)	$(0.98)	$(0.42)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. The following range of weighted-average assumptions were used for grants during the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
Dividend yield	0.00%	0.00%	0.00%
Volatility	1.00%	1.00%	1.00%
Risk-free interest rate	4.40%	4.02%	3.35%
Expected life	Eight Years	Eight Years	Eight Years

The weighted average grant date fair value of options granted during 2004, 2003 and 2002 were $1.77, $0.38 and $0.55 respectively.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Allowance For Doubtful Accounts.    Management regularly reviews the collectibility of accounts receivable by tracking collection and write-off activity. Estimated write-off percentages are then applied to each aging category by payor classification to determine the allowance for estimated uncollectible accounts. The allowance for estimated uncollectible accounts is adjusted as needed to reflect current collection, write-off and other trends, including changes in assessment of realizable value. While management believes the resulting net carrying amounts for accounts receivable are fairly stated at each quarter-end and that the Company has made adequate provisions for uncollectible accounts based on all information available, no assurance can be given as to the level of future provisions for uncollectible accounts, or how they will compare to the levels experienced in the past. The Company’s ability to successfully collect its accounts receivable depends, in part, on its ability to adequately supervise and train personnel in billing and collection, and minimize losses related to system changes.

Shipping And Handling Costs.    Shipping and handling costs that are incurred are not included in cost of sales. These costs are included in selling, general and administrative expenses. Shipping and handling costs were approximately $889,000, $720,000 and $359,000 in 2004, 2003 and 2002 respectively. Shipping and handling costs are not billed to customers.

Long-Lived Assets.    Amortization of intangible assets is provided using the straight-line method over the estimated useful lives of the assets of five years. The carrying values of intangible and other long-lived assets are periodically reviewed to determine if any impairment indicators are present. If it is determined that such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization and depreciation period, their carrying values are reduced to estimated fair value. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in net sales or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset and a material decrease in the fair market value of some or all of the assets. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. No such impairment existed at December 31, 2004.

Goodwill And Other Indefinite-Lived Intangible Assets:    In accordance with Statement of Financial Accounting Standard (“FAS”) No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets associated with the Medicine Made Easy, referred to as MME, acquisition that are deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Such impairment tests require the comparison of the fair value and carrying value of reporting units. Measuring fair value of a reporting unit is generally based on valuation techniques using multiples of sales or earnings, unless supportable information is available for using a present value technique, such as estimates of future cash flows. The Company assesses the potential impairment of goodwill and other indefinite-lived intangible assets annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors considered important which could trigger an interim impairment review include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	Significant negative industry or economic trends.

If it is determined through the impairment review process that goodwill has been impaired, an impairment charge would be recorded in the consolidated statement of operations. Based on the 2004 impairment review process, there was no impairment charge.

Advertising Costs.    Advertising costs are expensed as incurred. Advertising costs in 2004, 2003 and 2002 were approximately $78,000, $131,000 and $29,000, respectively and were included in selling, general and administrative expenses.

Reclassifications.    Certain prior years’ balances have been reclassified to conform with the current years’ presentation.

Note 3. Recent Accounting Pronouncements

FAS 123R—On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes Accounting Principals Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	“modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of statement 123(R) that remain unvested on the effective date.

•	“modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

SFAS No. 123(R) must be adopted in the first annual period beginning after June 15, 2005, which in our case would be the quarterly period beginning January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006.

As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method prescribed in APB Opinion No. 25. Accordingly, the adoption of SFAS No. 123(R)’s fair value method may have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and on required changes in the method of computation of fair value. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in our disclosure of pro forma net income and earnings per share in Note 2 to our consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4. Acquisition

On May 1, 2003, the Company acquired Medicine Made Easy, referred to as MME. MME fills specialty oral and injectable prescription medications and biopharmaceuticals. MME began operations in January 1999 in the State of California. The aggregate consideration for the acquisition was $4,950,000, subject to post-closing adjustments, and warrants to purchase 227,273 shares of the Company’s common stock for $11.00 per share. $300,000 of the purchase price was paid in cash prior to closing as a lock-up fee. $2,250,000 of the purchase price was paid in cash at closing. $1,150,000 of the purchase price was paid by subordinated secured promissory notes payable on May 1, 2004. The remaining $1,250,000 was paid by subordinated secured promissory notes payable on May 1, 2005. These notes payable accrue interest at a rate of Prime Rate plus 2% per annum. The Prime Rate as of December 31, 2004 was 5.25%. The notes payable are secured by cash, cash equivalents, accounts receivable, inventory, fixed and other assets of the Company, and are subordinated to the Company’s senior indebtedness.

Purchase Price Paid
Cash paid to seller prior to closing	$300,000
Cash paid at closing	2,250,000
Notes payable-subordinated	2,400,000
Direct acquisition costs	496,898
Liabilities assumed	2,060,551
Fair value of warrants issued	27,354

Total	$7,534,803

Allocation of Purchase Price
Net current assets	$1,018,906
Property and equipment	202,461
Identified intangible assets	1,841,368
Goodwill (not deductible for tax purposes)	4,472,068

Total	$7,534,803

The operations of MME were included in the consolidated financial statements as of May 1, 2003. Under SFAS 141, “Business Combinations”, the Company made an adjustment to current assets and goodwill in the amount of $235,000 as of December 31, 2003 as a result of the Company reaching an agreement on the California AIDS Drug Assistance Program (ADAP) Audit.

The following pro forma results were developed assuming the acquisition of MME occurred January 1, 2002. In addition, the sale of the Company’s Series C convertible preferred stock is also presumed to have occurred on January 1, 2002.

	Year Ended December 31, 2003 (Unaudited)	Year Ended December 31, 2002 (Unaudited)
Net sales	$55,865,003	$49,203,059
Net loss	$(3,654,185)	$(2,034,752)
Basic and diluted loss per share	$(1.18)	$(0.66)

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5. Intangible Assets

Intangible assets as of December 31, 2004 and 2003 are as follows:

	Useful Life	December 31, 2004		December 31, 2003
		Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangible assets:
Customer lists	5 Years	$2,030,745	$(978,831)	$2,030,745	$(572,682)
California License	Perpetual	478,616	—	478,616	—
Non-compete covenant	3 Years	147,007	(81,671)	147,007	(32,668)
Software	5 Years	50,000	(16,667)	50,000	(6,667)
Other	5 Years	45,000	(30,750)	45,000	(21,750)

Total		$2,751,368	$(1,107,919)	$2,751,368	$(633,767)

Amortization of intangible assets for the year ended December 31, 2004, 2003 and 2002 was approximately $474,151, $377,000 and $182,000, respectively. The annual amortization on these assets for 2005, 2006, 2007 and 2008 will be approximately $474,151, $366,483, $243,149 and $81,050, respectively. As of 2008 intangibles will be fully amortized.

Note 6. Property And Equipment

	Useful Lives in Years	December 31, 2004	December 31, 2003
Machinery and equipment under capital lease obligations	4	$530,623	$365,274
Machinery and equipment	3-5	345,607	322,126
Leasehold improvements	2-2.5	191,535	154,034
Furniture and fixtures	3-5	38,333	4,944

		1,106,098	846,378
Less: accumulated depreciation and amortization		544,366	318,711

		$561,732	$527,667

Depreciation and amortization expense relating to property and equipment for the years ended December 31, 2004, 2003 and 2002 was approximately $242,830, $229,000 and $72,000, respectively.

Note 7. Revolving Credit Line

The Company has an available short-term revolving credit facility for up to $6.0 million. At December 31, 2004, the Company’s borrowing capacity was approximately $4,500,000, and its borrowings under this facility was $1,154. This credit facility expires on April 21, 2006. Borrowings under the facility are based on the Company’s accounts receivable, bear interest at Prime + 2% and are collateralized by a perfected and primary security interest in all of the Company’s assets, accounts receivable, trademarks, licenses and values of any kind of the Company. The prime rate at December 31, 2004 was 5.25%. In connection with this credit line, the Company must comply with certain financial covenants. As of December 31, 2004, the Company was in compliance with its covenants under its short-term revolving credit-facility.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has a line of credit from a bank for $1.5 million that accrues interest at Prime Rate per annum, with the full principal payable in September of 2005. At December 31, 2004 there was nothing drawn on the line of credit. The Prime Rate at December 31, 2004 was 5.25%. This bank loan has been guaranteed by one of the Company’s principal investors.

Note 8. Notes Payable

As part of the acquisition of MME, the Company issued two notes. One note for $1,150,000 was paid on May 1, 2004. The second note is for $1,250,000 and is due May 1, 2005. These notes accrue interest at Prime Rate plus 2% per annum. The Prime Rate as of December 31, 2004 and 2003 was 5.25% and 4.00%, respectively. These notes payable are secured by cash, cash equivalents, accounts receivable, inventory, fixed and other assets of the Company, and are subordinated to the Company’s senior debt.

Note 9. Income Taxes

A reconciliation of the income tax expense (benefit) computed at the statutory federal income tax rate to the reported amount follows:

	Year Ended December 31,
	2004	2003	2002
Federal statutory rate:	34%	34%	34%
Tax benefit at federal statutory rates	$(885,342)	$(997,737)	$(341,278)
Change in valuation allowance	938,894	1,093,502	405,721
Permanent differences	113,191	77,833	8,316
State income taxes	(90,541)	(153,952)	(37,757)

	$76,202	$19,646	$35,002

At December 31, 2004, the Company had net operating loss carryforwards for tax purposes of approximately $8,864,072 expiring at various dates from 2005 through 2024.

Deferred tax assets (liabilities) comprise of the following:

	December 31, 2004	December 31, 2003
Allowance for doubtful accounts	$119,000	$175,000

Benefit of net operating loss carryforward	3,506,000	2,550,000
Intangibles (tax basis difference)	165,000	117,000
Contribution Carryover	18,000	18,000
Sec 263A adjustment	19,000	19,000
Book/Tax depreciation differences	(25,000)	(15,000)

	3,802,000	2,864,000
Valuation allowance	(3,802,000)	(2,864,000)

Net deferred tax assets	$—	$—

Deferred tax assets related to net operating loss carry-forwards have been fully reserved by a valuation allowance. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, future ownership changes and other limitations may apply to the utilization of this asset.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10. Lease Commitments

The Company leases commercial space in four locations. They are as follows:

Location	Principal Use	Property Interest
Melville, NY	Pharmacy and Executive Offices	Leased—expiring June 30, 2009
Torrance, CA	Pharmacy	Leased—expiring December 31, 2005
Austin, TX	Pharmacy	Leased—expiring June 30, 2005
Miami, FL	Pharmacy	Leased—expiring September 30, 2005

At December 31, 2004, the Company’s lease commitments provide for the following minimum annual rentals.

Year	Minimum Rent
2005	$376,105
2006	187,654
2007	194,691
2008	201,992
2009	110,056

$1,070,498

During the years ended December 31, 2004, 2003 and 2002, rental expense approximated to $479,600, $330,000 and $158,000 respectively.

Note 11. Stockholders’ Equity

a. Common Shares Reserved

Common shares reserved at December 31, 2004, are as follows:

Stock Option Plans	1,667,750
Warrants	1,312,387
Convertible Preferred Stock	4,570,009

b. Stock Options

Under the terms of the Company’s Stock Option Plans, the Board of Directors may grant incentive and nonqualified stock options to employees, officers, directors, agents, consultants and independent contractors of the Company. The 1998 and 2002 Stock Option Plans reserved, 2,750,000 shares of common stock for future issuance. Generally, the Company grants stock options with exercise prices equal to the fair market value of the common stock on the date of the grant, as determined by the Board of Directors. Options generally vest over a two to five year period and expire ten years from the date of the grant.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s stock option plans as of December 31, 2004, 2003, 2002 and changes during the years then ended is presented below:

	2004		2003		2002
Stock Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,365,200	$1.80	1,341,700	$1.61	1,001,400	$0.97
Granted	589,250	6.01	50,000	5.00	495,000	3.50
Exercised	—	—	—	—	—	—
Cancelled	(286,700)	3.09	(26,500)	2.91	(4,700)	2.24

Outstanding, end of year	1,667,750	$3.03	1,365,200	$1.71	1,491,700	$1.80

Options exercisable at year end	1,133,758	$1.75	1,001,268	$1.20	954,408

Weighted average fair value of options under the plan granted during the year		$1.77		$0.38		$0.55

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$.17 - $.66	555,000	4.09	$0.18	555,000	$0.18
$1.00 - $2.00	241,000	5.50	$1.51	241,000	$1.51
$3.00	24,500	6.96	$3.00	14,903	$3.00
$3.50	210,000	7.50	$3.50	175,002	$3.50
$5.00	50,000	8.76	$5.00	20,834	$5.00
$6.00 - 6.25	587,250	9.42	$6.01	127,019	$6.00

	1,667,750			1,133,758

c. Warrants

On May 1, 2003, the Company issued warrants to the previous owners of Medicine Made Easy, or MME. These warrants can be exercised to purchase 227,273 shares of the Company’s common stock for $11.00 a share and expire in May 2008. The fair value of the warrants was $27,354, and was included in the purchase price of MME.

In July 2003, the Company issued 125,000 warrants, which have an exercise price of $5.00 per share, to a director of the Company in connection with the extension of a guarantee for the West Bank credit facility. These warrants expire in October 2013.

In April and May 2004, the Company issued warrants to purchase 114,759 shares of common stock with an exercise price of $6.00 per share to the placement agents in conjunction with the Company’s Series D convertible preferred stock private placement. These warrants expire 5 years from the date of issue.

In December 2004 the Company issued warrants to purchase 51,201 shares of common stock, which have an exercise price of $6.25, in conjunction with the Company’s Series E Preferred Stock to the placement agent. These warrants expire 5 years from the date of issue.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has issued 117,500 warrants to purchase shares of the Company’s common stock in prior years to various individuals and corporations for consulting purposes. These warrants can be exercised to purchase 117,500 shares of the Company’s common stock for prices ranging from $0.17 a share to $1.00 a share. These warrants expire at various dates from February 1, 2009 through June 30, 2010.

d. Convertible Preferred Stock

The Company has authorized 20,000,000 shares of preferred stock, .001 par value, which the Board of Directors has authority to issue from time to time in series. The Board of Directors also has the authority to fix, before the issuance of each series, the number of shares in each series and the designation, preferences, rights and limitations of each series.

In March 2000, the Company sold 512,500 shares of Series A convertible preferred stock to a group of investors, the net proceeds to the Company were approximately $1,025,000.

In April 2001, the Company sold 333,334 shares of Series B convertible preferred stock to a group of investors. The net proceeds to the Company were approximately $988,000. In October 2001, the Company sold an additional 333,334 shares of Series B convertible preferred stock to a group of investors. The net proceeds to the Company were approximately $999,000.

In April 2003, the Company raised $6,063,682, net of costs of $111,318 related to this issuance in a private placement with several investors. The Company sold 1,235,000 shares of Series C convertible preferred stock at $5.00 per share. There will be no dividends payable on the shares, unless the Company, in its sole discretion declares a dividend. In the event of any liquidation, these shares shall share on a pari passu basis in liquidation with the Series A and B preferred stock outstanding. A portion of the proceeds of the sale of the Series C convertible preferred stock was used in connection with the Company’s $1,475,000 settlement of its lawsuit with Morris and Dickson. $2,250,000 of the proceeds was used to fund the acquisition of MME. $841,789 of the proceeds was used to repay Company indebtedness. The Company has additional indebtedness to the sellers of Medicine Made Easy as described more fully in Note 8.

In April and May 2004, the Company raised an aggregate of $8,806,958 through the issuance of 1,491,828 shares of Series D convertible preferred stock at $6.00 per share in private placements with several investors. In conjunction with the offering and for services rendered, the Company issued 24,000 shares of Series D convertible preferred stock to a placement agent, issued warrants representing 114,759 shares of common stock with an exercise price of $6.00 per share to placement agents and paid fees of $745,198. The Company used $1,150,000 of the proceeds to pay off notes to the previous owners of MME (the acquisition discussed in Note 4 above) and the remaining balances of its revolving credit lines.

In December 2004, the Company raised $4,150,081 through the issuance of 664,013 shares of Series E convertible preferred stock at a price of $6.25 per share in a private placement with several investors. In connection with the offering and for services rendered, the Company paid a fee of $410,478 in cash, and it issued 5-year warrants to purchase 51,201 shares of Company common stock (representing 8% of the number of shares of Series E convertible preferred stock). The warrants will have a per share exercise price of $6.25, subject to customary provisions regarding anti-dilution and “net issue” exercise.

The Series A, Series B, Series C, Series D and Series E preferred stock have senior preference and priority as to dividends, distributions and payments upon the liquidation, dissolution or winding up of affairs before any payments to holders of the common stock. Each share of Series A, Series B, Series C, Series D and Series E preferred stock is convertible, at the option of the holder at any time, into one (1) share of common stock.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12. Fair Value Of Financial Instruments

The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

Current Assets and Current Liabilities:    The carrying amount of cash, receivables and payables and certain other short-term financial instruments approximate their fair value.

Long-Term Debt:    The fair value of the Company’s long term debt, including the current portions, was estimated using a discounted cash flow analysis, based on the Company’s assumed incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of variable and fixed rate debt at December 31, 2004 approximates its fair value.

Note 13. Related Party Transactions

In January 2000, 375,000 common stock warrants were issued to John Pappajohn, a director, as consideration for his guarantee of a $1.5 million credit facility with West Bank. As consideration for the renewal of the guaranty, we issued warrants to purchase 125,000 shares of common stock to Mr. Pappajohn in July 2003, exercisable at a price per share of $5.00. Mr. Pappajohn has agreed to continue this guarantee until September 2005.

Note 14. Litigation

New Jersey Medicaid Audit.    During the first quarter of 2003, Medicaid commenced a review of the Company’s billing practices in New Jersey. In particular, Medicaid reviewed whether the appropriate procedures were followed by the Company and whether the requisite patient consents were obtained by the Company at the time of delivery. During 2003 the Company accrued an estimated cost of $200,000 for the New Jersey Medicaid Audit. In April 2004 the Company entered into a settlement agreement with Medicaid of New Jersey for $200,000. The Company does not anticipate any additional expense related to this audit. In July 2004, the Company was granted a license to bill New Jersey Medicaid from New York, as a result the Company will no longer serve New Jersey Medicaid patients from Texas.

New York Medicaid Audit.    In May 2004, the Company was notified that its MOMS Pharmacy subsidiary in New York is the subject of an audit and review being conducted by the New York State Department of Health (the “Department”). As part of the audit the Department withheld payment of Medicaid claims. In September 2004, the Department ceased withholding payments. The Department returned $800,000 of the total $920,000 withheld from MOMS Pharmacy. The current amount withheld by Medicaid is approximately $120,000. The Department may conclude that MOMS Pharmacy is subject to certain financial penalties and fines, in which case some or all of the payments withheld will not be paid to the Company. At this time, management believes the outcome will not have a material adverse effect on the Company’s financial position and financial resources. The Company accrued the full amount of the monies still withheld as expenses in 2004.

Note 15. Concentrations Of Credit Risk And Major Customers

The Company provides prescription medications to its customers in the United States through its four wholly owned subsidiaries. Credit losses relating to customers historically have been minimal and within management’s expectations.

At December 31, 2004, the Company maintained 98% of its cash and cash equivalents in four bank accounts with two financial institutions.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under certain federal and state third-party reimbursement programs, the Company received net sales of approximately $58,710,000, $42,739,000 and $23,081,000 for the years ended December 31, 2004, 2003 and 2002 respectively. At December 31, 2004 and 2003, the Company had an aggregate outstanding receivable from federal and state agencies of approximately $4,186,000 and $3,012,000, respectively.

Note 16. Capital Lease Obligations

Future minimum commitments under non-cancelable capital leases are as follows:

Capital
Leases
2005	$153,857
2006	116,274
2007	49,620
2008	49,620

Total minimum lease payments	369,371
Amounts representing interest	(45,425)

Present value of net minimum lease payments (including current portion of $103,640)	$323,946

Note 17. Other Long-Term Debt

The Company owes the Internal Revenue Service (I.R.S.) $100,000 as of December 31, 2004 which is recorded in the other current liabilities. The United States Bankruptcy Court entered an order confirming the settlement of the I.R.S. claim against the Company on September 29, 1999. The Company had agreed to pay $130,000 over six years to satisfy the I.R.S. claim. The Company will not carry forward any net operating losses or credit available from pre-1999 periods, into post-1998 years. The Company will have no federal income tax liability from any periods prior to January 1, 1999. In addition, the I.R.S. will not conduct any further audits of the company for periods prior to January 1, 1999, provided that the terms of the Bankruptcy Court’s confirmation order of February 1, 1999 are complied with.

Note 18. Major Suppliers

During the year ended December 31, 2004, the Company purchased approximately $55,707,000 of inventory from its major supplier, $40,268,000 from three major suppliers in 2003 and approximately $22,459,000 from two major suppliers in 2002.

In September 2003, the Company signed a five-year agreement with a AmerisourceBergen that requires certain minimum purchases per the agreement. If the Company has not met the minimum purchase commitments as set forth in the agreement, the Company will be charged a prorated amount of 0.20% of the projected volume remaining on the term of the agreement. The agreement also states that the Company’s minimum purchases during the term of the agreement will be no less than $400,000,000.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 19. Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended December 31, 2004 and 2003, is summarized below (in thousands, except share data):

	2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except per share)
Net sales	$14,447	$15,671	$17,016	$17,472	$64,606
Operating loss	$(586)	$(1,004)	$(330)	$(457)	$(2,377)
Net loss	$(677)	$(1,103)	$(370)	$(530)	$(2,680)
Basic and diluted loss per common share	$(0.22)	$(0.36)	$(0.12)	$(0.16)	$(0.86)

	2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$8,302	$12,132	$13,818	$13,911	$48,223
Operating loss	$(152)	$(890)	$(987)	$(462)	$(2,491)
Net loss	$(202)	$(955)	$(1,066)	$(731)	$(2,954)
Basic and diluted loss per common share	$(0.07)	$(0.31)	$(0.34)	$(0.23)	$(0.95)

Note 20. Subsequent Events

On January 4, 2005, the Company purchased 100% of the stock of North American Home Health Supply, Inc., a California corporation (“NAHH”). NAHH is engaged primarily in the retail HIV/AIDS pharmacy and prescription nutritional supply business in California. The Company intends to incorporate the NAHH business into its existing operations in California. The Company paid total consideration of $7,067,178.

Purchase Price Paid
Cash paid at closing	$5,000,000
Cash payment for working capital	311,981
Notes payable	1,375,000
Fair value of warrants issued	241,760
Direct acquisition costs	500,000

Total purchase price	7,428,741
less: net tangible assets	(361,563)

$7,067,178

Allocation of Purchase Price
Covenant not to compete (five year life)	50,000
Referral lists (fifteen year life)	4,514,331
Goodwill	2,502,847

$7,067,178

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following pro forma results were developed assuming the acquisition of NAHH occurred January 1, 2003. In addition, we have assumed that the sale of the Company’s Series D and E convertible preferred stock occurred on January 1, 2003.

Year Ended December 31, 2004 (Unaudited)
Net sales	$80,006,659
Net loss	$(1,538,104)
Basic and diluted loss per share	$(0.50)

On February 28, 2005 the Company purchased 100% of the stock of Specialty Pharmacies, Inc. (“SPI”) for aggregate consideration of approximately $7.9 million. SPI is engaged primarily in the business of providing HIV/AIDS pharmacy services in Washington and California. In the transaction, the sellers received cash, promissory notes of MOMS Pharmacy and warrants to purchase 351,438 shares of common stock of Allion. The purchase price consisted of a combination of cash and securities, which included $5,000,000 of cash paid prior to and at closing, promissory notes due February 28, 2006, in the aggregate principal amount of $2,500,000 and warrants issued by the Company to purchase an aggregate of 351,438 shares of Company common stock, at an exercise price of $6.26 per share. The purchase price is subject to a post-closing adjustment based on the amount of SPI’s working capital as of the closing. The Company will reimburse Sellers up to a maximum of $200,000, for any amounts received by the Company as a result of SPI’s qualifying for the California HIV Pilot Program.

On March 3, 2005, the Company entered into a letter of intent with Oris Medical Systems, Inc., a California corporation based in San Diego, to secure exclusive rights to use Ground Zero Software’s LabTracker HIV/AIDS software system. If the Company is able to reach a definitive agreement with Oris Medical, it intends to integrate its electronic prescription writer, or that of Oris Medical, and the use of the Company’s specialty pharmacy services, with the functions of LabTracker software. Under such a license, the Company would pay Oris Medical a per patient royalty fee (for patients using the software) that would be capped at $40 million. The Company is not obligated to enter into this software license or to complete any other transaction with Oris Medical. However, to secure the exclusive right to negotiate a software license with Oris Medical, or to negotiate an acquisition of Oris Medical, the Company is making certain payments to Oris Medical. These payments are $50,000 per month in each of February, March, April, May and June 2005 to cover Oris Medical’s monthly operating expenses. In addition, if the Company completes an initial public offering of its common stock, the Company has agreed to pay Oris Medical an additional $1 million within three days of completion of that offering. In exchange for these payments, Oris Medical granted the Company an exclusivity right to negotiate a definitive agreement through August 31, 2005. The Company has the right, at its sole option, to extend this exclusivity period for up to four successive one-month periods if the Company pays Oris Medical’s monthly operating expenses for July-October 2005, up to $50,000 per month. The Company may not reach a definitive agreement on either a licensing or acquisition transaction with Oris Medical.

In March 2005, the Company decided to cease its operations in Texas and will complete closing its facilities by June 30, 2005. For the year ended December 31, 2004, Texas represented $4.5 million of the Company’s net sales. The Company’s lease in Austin, Texas expires on June 30, 2005.

In March 2005 the Company decided to cease serving Medicare patients. Medicare reimburses mostly for transplant and oncology medications, which are not areas where the Company plans to specialize going forward. Most of these patients receive reimbursement from Medicare. Currently these patients are served from the Company’s locations in Texas, Florida and New York and are approximately $1.5 million of net sales. The Company may sell a portion of this business to another pharmacy company in return for a nominal amount.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (1)	Balance at End of Period
	(In thousands)
Year ended December 31, 2002:
Allowance for doubtful accounts	$281,799	$105,652	$110,845	$276,606
Year ended December 31, 2003:
Allowance for doubtful accounts	$276,606	$236,558	$76,132	$437,032
Year ended December 31, 2004:
Allowance for doubtful accounts	$437,032	$80,200	$220,912	$296,320

(1)	Consists primarily of recoveries previously deemed uncollectable.

Report of Independent Auditors

Board of Directors

North American Home Health Supply, Inc.

We have audited the accompanying balance sheets of North American Home Health Supply, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North American Home Health Supply, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ LWBJ, LLP

February 24, 2005

NORTH AMERICAN HOME HEALTH SUPPLY, INC.

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
Assets (Note 2)
Current assets:
Cash	$88,808	$89,038
Accounts receivable, (net of allowance for doubtful accounts of $136,113 and $82,583 at December 31, 2004 and 2003, respectively)	1,592,726	1,141,392
Inventories	234,086	225,471

Total current assets	1,915,620	1,455,901

Property and equipment, net	15,679	50,534
Other assets	19,737	19,244

Total assets	$1,951,036	$1,525,679

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,478,675	$1,141,165
Accrued expenses	173,711	137,089

Total current liabilities	1,652,386	1,278,254

Stockholders’ equity:
Common stock, no par value; 5,000,000 shares authorized;
20,000 shares issued and outstanding	30,000	30,000
Retained earnings	268,650	217,425

Total stockholders’ equity	298,650	247,425

Total liabilities and stockholders’ equity	$1,951,036	$1,525,679

See accompanying notes.

NORTH AMERICAN HOME HEALTH SUPPLY, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 21, 2004 AND 2003

	2004	2003
Net Sales (Note 5)	$15,400,938	$15,448,597
Cost of sales (Note 6)	10,716,273	10,248,453

Gross profit	4,684,665	5,200,144

Operating expenses:
Selling, general and administrative expenses	3,167,781	3,494,651

Operating income	1,516,884	1,705,493

Loss on disposal of assets	25,659	—

Net income	$1,491,225	$1,705,493

Basic and diluted earnings per common share	$74.56	$85.27

Basic and diluted weighted average of common shares outstanding	20,000	20,000

NORTH AMERICAN HOME HEALTH SUPPLY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Shares of Common Stock	Common Stock	Retained Earnings	Total Stockholders’ Equity
Balances at December 31, 2002	20,000	$30,000	$231,932	$261,932

Net income	—	—	1,705,493	1,705,493

Distributions	—	—	(1,720,000)	(1,720,000)

Balances at December 31, 2003	20,000	30,000	217,425	247,425

Net income	—	—	1,491,225	1,491,225

Distributions	—	—	(1,440,000)	(1,440,000)

Balances at December 31, 2004	20,000	$30,000	$268,650	$298,650

See accompanying notes.

NORTH AMERICAN HOME HEALTH SUPPLY, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities
Net income	$1,491,225	$1,705,493
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,635	35,195
Loss on disposal of assets	25,659	—
Changes in operating assets and liabilities:
Accounting receivable	(451,334)	67,699
Inventories	(8,615)	(1,980)
Other assets	(493)	(1,305)
Accounts payable	337,510	(57,565)
Accrued expenses	36,622	(1,106)

Net cash provided by operating activities	1,451,209	1,746,431

Cash flows used in investing activities
Purchase of property and equipment	(11,439)	(29,801)
Proceeds from sale of equipment	—	2,850

Net cash used in investing activities	(11,439)	(26,951)

Cash flows used in financing activities
Distributions to stockholders	(1,440,000)	(1,720,000)

Net cash used in financing activities	(1,440,000)	(1,720,000)

Net decrease in cash	(230)	(520)

Cash at beginning of year	89,038	89,558

Cash at end of year	$88,808	$89,038

See accompanying notes.

NORTH AMERICAN HOME HEALTH SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies

Nature of Business

North American Home Health Supply, Inc. (the “Company”) is engaged primarily in the pharmacy business in California. The Company has distribution warehouses in California and focuses on delivering its specialty pharmacy products primarily to HIV/AIDS patients.

Inventories

Use of Inventories consist mainly of pharmaceuticals and oral and enteral nutrition products that are available for sale. Inventories are recorded at lower of cost or market, cost being determined on a first-in, first-out (“FIFO”) basis and are stated at the lower of cost or market. Inventories consisted of the following at December 31:

	2004	2003
Pharmaceuticals	$65,993	$92,351
Oral and enteral products	137,550	110,329
Supplies	30,543	22,791

	$234,086	$225,471

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Such estimates primarily relate to accounts receivable. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at historical cost and depreciated over the estimated useful lives of the respective assets. Estimated useful lives are as follows:

Machinery and equipment	5-7 years
Furniture and fixtures	5-7 years

Depreciation expense was $20,635 and $35,195 for the years ended December 31, 2004 and 2003, respectively.

Revenue Recognition

Revenue are recognized as medications or products are shipped to customers. A substantial portion of the Company’s revenue are billed to third-party payors, including governmental payors, insurance companies and managed-care plans. Revenues are recorded net of contractual adjustments and related discounts. Contractual adjustments represent estimated differences between billed revenues and amounts expected to be realized from third-party payors under contractual agreements.

Income Taxes

The Company has elected to be taxed as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code. As such, taxable income of the Company is includable in the individual income tax returns of the stockholders and the Company generally will not be subject to tax.

NORTH AMERICAN HOME HEALTH SUPPLY, INC

NOTES TO FINANCIAL STATEMENTS—(Continued)

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company has all of its cash in one bank account. The balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $100,000. Such cash balances, at times, may exceed FDIC limits. The Company has not experienced any losses in such accounts. A large portion of the Company’s trade receivables is from two third-party reimbursement programs as described in Note 5.

Earnings Per Share

Basic and fully diluted earnings per share are computed using the weighted average number of common shares outstanding during the periods. There are no dilutive common shares or equivalent shares during the years ended December 31, 2004 and 2003.

Allowance for Doubtful Accounts

Management reviews the collectibility of accounts receivable by tracking collection and write-off activity. The allowance for estimated uncollectible accounts is adjusted as needed to reflect current collection, write-off and other trends, including changes in assessment of realizable value. While management believes the resulting net carrying amounts for accounts receivable are fairly stated at each year-end and that the Company has made adequate provision for uncollectible accounts based on all available information, no assurance can be given as to the level of future provisions for uncollectible accounts, or how they will compare to the levels experienced in the past. Under Medicaid, Medicare and other reimbursement programs, the Company is reimbursed for services rendered to covered program patients as determined by reimbursement formulas and regulations. Laws and regulations governing these programs are complex and subject to interpretation. As a result, it is possible that recorded estimates will change. The Company’s ability to successfully collect its accounts receivable depends, in part, on its ability to supervise and train personnel in billing and collection, and minimize losses related to system changes.

Shipping and Handling Costs

Shipping and handling costs that are incurred are not included in cost of sales. They are included in selling, general and administrative expenses. Shipping and handling costs were approximately $530,000 and $550,000 in 2004 and 2003, respectively. Shipping and handling costs are not billed to customers.

Advertising

Advertising costs are expensed as incurred. Advertising costs were approximately $37,000 in 2004 and $64,000 in 2003 and were included in selling, general and administrative expenses.

2. Line of Credit

The Company had a bank line of credit for an amount up to a maximum of $800,000 available for short-term borrowings at an interest rate of .875 percent above the bank’s prime rate. At December 31, 2004 and 2003, the Company’s borrowing capacity was approximately $800,000, and no amounts were borrowed under this facility. This line was secured by substantially all Company assets and was personally guaranteed by the two stockholders of the Company. On January 4, 2005, in conjunction with the sale of the business as described in Note 8, this line of credit was terminated.

NORTH AMERICAN HOME HEALTH SUPPLY, INC

NOTES TO FINANCIAL STATEMENTS—(Continued)

3. Leases

The Company leases vehicles and conducts its operations in premises leased under various operating leases. Rental expense was approximately $206,000 and $204,000 for the years ended December 31, 2004 and 2003, respectively. The Company subleases a portion of this space and received approximately $48,000 and $19,000 in sublease rental income for the years ended December 31, 2004 and 2003, respectively. Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004, are as follows:

Year ended December 31, 2005	$79,000

The above rental expense will be offset by $3,500 per month in sublease rental income through February 2005.

4. Fair Value of Financial Instruments

The carrying amount of cash, accounts receivables and account payables approximate their fair value.

5. Concentrations of Credit Risk and Major Customers

The Company provides prescription medications and oral and enteral nutrition products to its customers primarily in California. A significant number of the Company’s customers have a substantial amount of their costs paid by third-party reimbursement programs. Under federal and California third-party reimbursement programs, the Company received net patient revenues of approximately $12,450,000 and $13,000,000 for the years ended December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, the Company had an aggregate outstanding receivable from these two agencies of approximately $1,040,000 and $710,000, respectively.

Credit losses relating to customers historically have been minimal and within management’s expectations.

6. Major Suppliers

During the years ended December 31, 2004 and 2003, the Company purchased approximately $9,630,000 and $9,150,000, respectively, from three major suppliers.

7. Employee Benefit Plan

The Company has an employee retirement savings plan (401(k) plan) covering substantially all employees. Employees can make elective deferral contributions up to the maximum allowed each year by law. The Company did not match any of the employee elective deferral amounts.

8. Subsequent Event

On January 4, 2005, MOMS Pharmacy, Inc., a California corporation and wholly-owned subsidiary of Allion Healthcare, Inc., a Delaware corporation, entered into a Stock Purchase Agreement with Michael Stone and Jonathan Spanier, who owned 100% of the stock of the Company. On the same day, MOMS Pharmacy acquired 100% of the stock of the Company from Michael Stone and Jonathan Spanier in accordance with the terms of the Stock Purchase Agreement. As a result of this transaction, the Company voluntarily terminated S corporation status.

Independent Auditor’s Report

To the Board of Directors

Specialty Pharmacies, Inc.

Cardiff, California

We have audited the accompanying balance sheets of Specialty Pharmacies, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Specialty Pharmacies, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

Des Moines, Iowa

February 28, 2005

SPECIALTY PHARMACIES, INC.

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

CURRENT ASSETS
Cash	$194,352	$493,379
Accounts receivable	2,119,285	956,603
Inventories	921,957	654,410
Other current assets	7,252	8,701

Total current assets	3,242,846	2,113,093

Leasehold improvements and equipment, net of accumulated depreciation 2004 $43,378; 2003 $20,636	61,397	56,510
Intangible assets with finite lives, net of accumulated amortization 2004 $70,556; 2003 $45,654	53,955	78,857
Other	2,308	2,308

	$3,360,506	$2,250,768

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Current maturities of capital lease obligations	$3,817	$11,431
Accounts payable	3,324,332	2,389,575
Dividends payable	188,065	16,582
Accrued expenses	21,000	136,018

Total current liabilities	3,537,214	2,553,606

CAPITAL LEASE OBLIGATIONS, net of current maturities	6,893	37,295

COMMITMENTS

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, no par value, authorized 5,000,000 shares; issued and outstanding 900,000 shares, at amount paid-in	850,373	836,373
Accumulated (deficit)	(1,033,974)	(1,176,506)

	(183,601)	(340,133)

	$3,360,506	$2,250,768

See notes to financial statements.

SPECIALTY PHARMACIES, INC.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
Sales, net	$26,093,338	$14,919,709	$3,368,002
Cost of sales	21,964,563	13,141,453	3,106,560

Gross profit	4,128,775	1,778,256	261,442
Selling, general and administrative expenses	2,399,491	1,689,561	527,478

Operating income (loss)	1,729,284	88,695	(266,036)
Interest expense	(1,242)	(6,463)	(6,637)

Income (loss) from continuing operations	1,728,042	82,232	(272,673)

Discontinued operations:
(Loss) from operations of Dallas pharmacy	—	(23,119)	(9,882)
(Loss) on sale of Dallas pharmacy	(23,027)	(153,024)	—

	(23,027)	(176,143)	(9,882)

Net income (loss)	$1,705,015	$(93,911)	$(282,555)

Basic earnings (loss) per common share from continuing operations	$1.73	$0.10	$(0.36)
Basic earnings (loss) per common share, net income	1.71	(0.12)	(0.38)
Diluted earnings (loss) per common share, continuing operations	1.68	0.10	(0.36)
Diluted earnings (loss) per common share, net income	1.66	(0.12)	(0.38)
Distributions declared per common share	1.56	0.96	0.06
Unaudited pro forma net income (loss):
Income (loss) before provision (benefit) for income tax	$1,705,015	$(93,911)	$(282,555)
Pro forma income tax expense (benefit)	647,906	(35,686)	(107,371)

Pro forma net income (loss)	$1,057,109	$(58,225)	$(175,184)

See notes to financial statements.

SPECIALTY PHARMACIES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Common Stock	Accumulated (Deficit)	Total Stockholders’ Equity (Deficit)
Balance, beginning	$—	$—	$—
Issuance of common stock, at amount paid-in	750,000	—	750,000
Net (loss)	—	(282,555)	(282,555)
Distributions	—	(41,455)	(41,455)

Balance, December 31, 2002	750,000	(324,010)	425,990
Issuance of common stock for services, at estimated fair value	86,373	—	86,373
Net (loss)	—	(93,911)	(93,911)
Distributions	—	(758,585)	(758,585)

Balance, December 31, 2003	836,373	(1,176,506)	(340,133)
Issuance of common stock for services, at estimated fair value	14,000	—	14,000
Net income	—	1,705,015	1,705,015
Distributions	—	(1,562,483)	(1,562,483)

Balance, December 31, 2004	$850,373	$(1,033,974)	$(183,601)

See notes to financial statements.

SPECIALTY PHARMACIES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,705,015	$(93,911)	$(282,555)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	47,644	55,514	57,115
Common stock issued for services	14,000	86,373	—
Loss on sale of Dallas pharmacy	—	153,024	—
Write-off of advances to related party	84,405	144,828	—
Changes in working capital components:
Accounts receivable	(1,162,682)	(454,961)	(501,642)
Inventories	(267,547)	(240,082)	(184,366)
Prepaid expenses and other current assets	1,449	(5,590)	(3,111)
Accounts payable and accrued expenses	819,739	1,189,201	1,279,689
Other	—	5,566	(7,874)

Net cash provided by operating activities	1,242,023	839,962	357,256

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of certain assets of Procare Pharmacy	—	—	(690,674)
Proceeds from sale of Dallas pharmacy	—	206,047	—
Purchase of leasehold improvements and equipment	(27,629)	(12,404)	(14,558)
Advances to related party	(84,405)	(144,828)	—

Net cash provided by (used in) investing activities	(112,034)	48,815	(705,232)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	—	—	750,000
Distributions	(1,391,000)	(758,585)	(24,873)
Principal payments on capital lease obligations	(38,016)	(10,577)	(3,387)
Proceeds from long-term debt	—	—	25,881
Principal payments on long-term debt	—	(25,881)	—

Net cash provided by (used in) financing activities	(1,429,016)	(795,043)	747,621

Net increase (decrease) in cash	(299,027)	93,734	399,645
CASH:
Beginning	493,379	399,645	—

Ending	$194,352	$493,379	$399,645

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION, cash payments for interest	$1,242	$6,463	$6,637

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Capital lease obligations incurred for equipment	$—	$—	$62,690
Distribution declared not yet paid	188,065	—	16,582

SUPPLEMENTAL SCHEDULE OF INVESTING ACTIVITIES
Purchase of certain assets of Procare Pharmacy, cash paid for:
Intangibles with finite lives			$277,671
Inventories			413,003

			$690,674

See notes to financial statements.

SPECIALTY PHARMACIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. The Company and Significant Accounting Policies

Nature of business:    Specialty Pharmacies, Inc. (the Company) began operations January 9, 2002 and is engaged in the pharmacy business in California and Washington. The Company focuses on delivering its specialty pharmacy products primarily to HIV/AIDS patients.

Accounting estimates and assumptions:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Such estimates primarily relate to the allowance for doubtful accounts receivable. Actual results could differ from those estimates.

Accounts receivable:    Accounts receivables are carried at original invoice amount less an estimate made for doubtful receivables, if any, based on a review of all outstanding amounts. Management reviews the collectibility of accounts receivable by tracking collection and write-off activity. An allowance for estimated uncollectible accounts is adjusted as needed to reflect current collection, write-off and other trends, including changes in assessment of realizable value.

Inventories:    Inventories consist mainly of pharmaceuticals that are available for sale. Inventories are recorded at lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis.

Leasehold improvements and equipment:    Leasehold improvements and equipment are recorded at historical cost and depreciated over the estimated useful lives ranging from 3—7 years of the respective assets. Amortization of assets acquired under capital leases is included with depreciation expenses on owned assets.

Depreciation expense was approximately $23,000, $17,000 and $6,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Intangible assets with finite lives:    Intangible assets represent the purchase price paid for customer lists and prescription files acquired in 2002 and are being amortized over 5 years. Amortization expense was approximately $25,000, $38,000 and $51,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The estimated aggregate amortization expense is approximately $25,000 for the years ended December 31, 2005 and 2006 and $4,000 for 2007.

Revenue recognition:    Revenue is recognized as medications are provided to customers. A substantial portion of the Company’s revenue is billed to third-party payors, including governmental payors, insurance companies and managed-care plans. Revenue is recorded at contractual amounts based on agreements with each third-party payor.

Income taxes:    The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. As such, the taxable income of the Company is includable in the individual income tax returns of the stockholders, and the Company generally will not be subject to tax. The unaudited pro forma net income (loss) information in the accompanying statements of income reflects the application of corporate income taxes to the Company’s taxable income of an assumed combined federal and state tax rate of 38%.

Credit risk:    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivables. The Company has all of its cash in four bank accounts. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $100,000. Such cash balances, at times, may exceed FDIC limits. The Company has not experienced any losses in such accounts. A large portion of the Company’s trade receivables is from third-party reimbursement programs as described in Note 3.

SPECIALTY PHARMACIES, INC

NOTES TO FINANCIAL STATEMENTS—(Continued)

Earnings per share:    Basic and fully diluted earnings per share are computed using the weighted-average number of common shares outstanding during the periods.

Presented below is the reconciliation of the denominators of the computations for basic earnings per common share and diluted earnings per common share, for the years ended December 31:

	2004	2003	2002
Denominator
Weighted-average shares outstanding	900,000	775,000	750,000
Plus participating securities	100,000	16,667	—

Weighted-average shares outstanding, basic	1,000,000	791,667	750,000
Dilutive effect of unvested stock grant	29,167	4,167	—

Weighted-average shares outstanding, diluted	1,029,167	795,834	750,000

The dilutive effect of the unvested stock grant is only used in the calculation of diluted earnings per share—continuing operations as the shares would have an antidilutive effect for the diluted earnings per share—net income.

Stock-based compensation:    The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plan. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recorded.

Had compensation cost for the plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), the approximate 2003 and 2002 reported net income and earnings per common share would have been decreased to the pro forma amounts shown below based on the fair value of the options being estimated at the date of grant under the minimum value option pricing model assuming a risk-free interest rate of 5% and a weighted-average expected life of 5 years.

	2003	2002
Net (loss), as reported	$(93,911)	$(282,555)
Less total stock-based employee compensation expense determined under fair value based method for all awards	(2,669)	(2,001)

Pro forma net income	$(96,580)	$(284,556)

The impact of accounting for the stock options in accordance with FASB 123 would have no effect on the earnings per share information presented above.

Shipping and handling costs:    Shipping and handling costs are included in selling, general and administrative expenses. Shipping and handling costs were approximately $25,000, $51,000 and $27,000 in the years ending December 31, 2004, 2003 and 2002, respectively. Shipping and handling costs are not billed to customers.

Advertising:    Advertising costs are expensed as incurred. Advertising costs were approximately $5,000, $2,000 and $1,000 in the years ending 2004, 2003 and 2002, respectively, and were included in selling, general and administrative expenses.

SPECIALTY PHARMACIES, INC

NOTES TO FINANCIAL STATEMENTS—(Continued)

Acquisition:    On January 30, 2002, the Company acquired certain assets of Procare Pharmacy with one pharmacy located in Dallas, Texas and one pharmacy in Seattle, Washington. The purchase price of these two locations was $287,851 for the Dallas pharmacy and $402,823 for the Seattle pharmacy. The estimated fair values of assets acquired were allocated to inventory, $413,003 and finite lived intangible assets, $277,671.

Note 2. Leases

The Company conducts its operations in premises leased under operating leases which expire through March 2008. Rental expense was approximately $18,000, $16,000 and $23,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Approximate future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004 are as follows:

Year ended December 31
2005	$19,000
2006	17,000
2007	18,000
2008	5,000

$59,000

Capital lease obligations: The Company leases equipment which has a depreciated cost of approximately $33,000 and $46,000 as of December 31, 2004 and 2003, respectively, under a capital lease arrangement.

Approximate future minimum commitments at December 31, 2004 under the noncancelable capital lease are as follows:

2005	$4,400
2006	4,400
2007	2,900

Total minimum lease payments	11,700
Less amounts representing interest at 6%	1,000

Present value of net minimum lease payments	$10,700

Note 3. Concentrations of Credit Risk and Major Third-Party Payor

The Company provides prescription medications to customers located primarily in California and Washington. A significant number of the Company’s customers have a substantial amount of their costs paid by third-party reimbursement programs. Under a California third-party reimbursement program, the Company had net sales of approximately $18,549,000, $9,058,000 and $748,000 for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, the Company had an aggregate outstanding receivable from this program of approximately $1,232,000 and $611,000, respectively.

Credit losses relating to customers historically have been minimal and within management’s expectations.

Note 4. Major Suppliers

During the years ended December 31, 2004 and 2003, all of the Company’s purchases of prescription medications were from one vendor and for the year ended December 31, 2002, all purchases were from two vendors. Such purchases are shown as cost of sales on the accompanying statements of income.

SPECIALTY PHARMACIES, INC

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 5. Employee Benefit Plan

The Company has an employee retirement savings plan (401(k) plan) covering substantially all employees. Employees can make elective deferral contributions up to the maximum allowed each year by law. The Company did not make any discretionary or matching contributions to the plan.

Note 6. Stock-Based Compensation

On November 1, 2003, the Company entered into an agreement with its majority shareholder that provides for the beneficial rights to 100,000 shares of common stock in consideration for his future services provided to the Company and his personal guarantee of the Company’s liability to its major supplier. This agreement provides the shareholder with the right to vote and receive profits and distributions on such shares. The agreement shall continue until October 31, 2005 or until such time as the shareholder elects to renounce his personal guarantee. The Company recognized compensation expense related to this agreement of approximately $155,000, $53,000 and none for the years ending December 31, 2004, 2003 and 2002, respectively.

On November 1, 2003, the Company entered into an agreement with a shareholder that grants 50,000 shares of common stock to him in consideration for his services. The shareholder has no ownership rights in the common stock prior to November 1, 2005, at which time he shall have all rights of ownership in such shares. The agreement also provides for a prorata rate of ownership if the Company were to be sold prior to November 1, 2005. The Company recognized compensation expense of approximately $14,000, $2,000 and none for the years ending December 31, 2004, 2003 and 2002, respectively.

On November 1, 2003, the Company issued 150,000 shares of common stock to two of its shareholders in consideration for services provided. The Company recognized approximately $84,000 in compensation expense related to this issuance.

Note 7. Stock Options

In 2002, the Company began a stock option plan that allowed for the granting of 500,000 additional shares of common stock. The plan provides for the grant of options at an exercise price not less than the fair market value of the common stock, as determined by management on the date of grant. The plan is intended to promote stock ownership by employees, directors and officers of the Company to increase their proprietary interest in the growth and success of the Company and to encourage them to remain in the service of the Company. All awards to date are incentive stock options.

Options granted under the plan have a term of ten years and become exercisable over a period of 4 years with 25% after the first year and an additional 6.25% each quarter thereafter.

The Company issued 50,000 options on January 9, 2002 at $1 per share. These options were forfeited on September 2003 with none of the options being exercised. As of December 31, 2004, there were no options outstanding under this agreement.

Note 8. Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable and accounts payable approximate their fair value.

Note 9. Commitment

The Company has an agreement with an employee that provides for the payment of $1,200,000 upon the sale of the Company, provided the employee continues to be employed with the successor company. In connection with the subsequent event discussed in Note 11, this agreement was terminated.

SPECIALTY PHARMACIES, INC

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 10. Discontinued Operations

On June 16, 2003, the Company closed its pharmacy in Dallas, Texas and sold the related assets for approximately $206,000. Net revenues of the Dallas pharmacy were approximately $1,048,000 for the year-to-date period ended June 16, 2003 and $2,672,000 for the year ended December 31, 2002.

Note 11. Subsequent Event

On February 28, 2005, MOMS Pharmacy, Inc., a California corporation and wholly owned subsidiary of Allion Healthcare, Inc., a Delaware corporation, entered into a Stock Purchase Agreement with the owners of 100% of the stock of the Company. On the same day, MOMS Pharmacy acquired 100% of the stock of the Company from the owners in accordance with the terms of the Stock Purchase Agreement. In addition, MOMS Pharmacy paid a total of $1,200,000 to an employee in consideration for the employee’s surrender of his contractual rights in connection with the agreement discussed in Note 9. As a result of these transactions, the Company became a wholly-owned subsidiary of MOMS Pharmacy and also voluntarily terminated its S Corporation status.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of,

Medicine Made Easy

Torrance, CA

We have audited the accompanying balance sheets of Medicine Made Easy as of December 31, 2002 and 2001 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medicine Made Easy as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 12, as of May 1, 2003 the Company was acquired by another company.

/S/ BDO SEIDMAN
BDO Seidman, LLP Melville, New York

July 3, 2003

MEDICINE MADE EASY

BALANCE SHEETS

	Year Ended December 31,
	2002	2001
ASSETS
Current Assets:
Cash and cash equivalents	$525,158	$71,675
Accounts receivable (Note 4)	691,669	1,017,846
Inventories	403,382	223,795
Loan receivable—stockholder (Note 8)	50,824	87,159
Prepaid expenses and other current assets	8,800	27,045

Total Current Assets	$1,679,833	$1,427,520

Property and equipment, net (Note 3)	236,509	294,955
Other assets	—	24,072

Total Assets	$1,916,342	$1,746,547

LIABILITIES AND STOCKHOLDERES’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable (Note 9)	$1,961,412	$1,250,375
Loans payable—stockholders (Note 8)	18,524	60,000
Income taxes payable (Note 5)	1,000	21,000
Deposit on acquisition and other (Note 12)	214,347	—

Total Current Liabilities	$2,195,283	$1,331,375

COMMITMENTS AND CONTIGENCIES (NOTES 6, 10 and 11)

Stockholders’ Equity (DEFICIT):
Common Stock, $0.01 par value; 1,000,000 shares authorized, 10,000 shares issued and outstanding	100	100
Additional paid in capital	21,401	21,401
Retained earnings (DEFICIT)	(300,442)	393,671

Total Stockholders’ Equity (DEFICIT)	(278,941)	415,172
Total Liabilities and Stockholders’ Equity (DEFICIT)	$1,916,342	$1,746,547

See accompanying notes to financial statements.

MEDICINE MADE EASY

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Year Ended December 31,
	2002	2001
NET SALES (Note 4)	$21,745,621	$12,670,336
COST OF GOODS SOLD (Note 9)	17,968,358	10,148,449

GROSS PROFIT	$3,777,263	$2,521,887

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,461,255	2,455,794

OPERATING (LOSS) INCOME	$(683,992)	$66,093

OTHER INCOME (EXPENSE):
Interest (expense) income	(2,311)	18,446
Other income (expense), net	10,311	(19,949)

Total other income (expense)	$8,000	$(1,503)
(LOSS) INCOME BEFORE INCOME TAXES (BENEFIT)	(675,992)	64,590
(BENEFIT) PROVISION FOR INCOME TAXES (Note 5)	(20,000)	21,000

NET (LOSS) INCOME	$(655,992)	$43,590
Retained earnings, beginning of year	$393,671	$350,081
Dividend paid to stockholder	(38,121)	—

Retained earnings (DEFICIT), end of year	$(300,442)	$393,671

See accompanying notes to financial statements

MEDICINE MADE EASY

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(655,992)	$43,590
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	122,825	71,428
Net book value of auto given to employee as compensation	24,574	—

Changes in operating assets and liabilities:
Accounts Receivable	326,177	(362,585)
Inventories	(179,587)	(103,295)
Prepaid expenses and other assets	42,317	(12,685)
Accounts payable and accrued expenses	705,384	620,160

Net cash provided by operating activities	$385,698	$256,613

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	$(127,074)	$(266,130)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loan from stockholder	$—	$60,000
Proceeds from line of credit	300,000	—
Repayment of line of credit	(300,000)	—
Deposit on acquisition	200,000
Repayment of loan from stockholder	36,335	39,970
Repayment of loan to stockholder	(41,476)	(18,778)

Net cash provided by (used in) financing activities	$194,859	$81,192

NET INCREASE IN CASH AND CASH EQUIVALENTS	$453,483	$71,675
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	71,675	—

CASH AND CASH EQUIVALENTS, END OF YEAR	$525,158	$71,675

** Supplemental Disclosure
Income Taxes Paid	$800	$16,730

Interest Paid	$2,311	$—

See accompanying notes to financial statements.

Non-Cash Financing Activity

During 2002 the Company distributed to a stockholder an automobile and other property with a net book value of $38,121

MEDICINE MADE EASY

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1. THE COMPANY

Medicine Made Easy (“MME”) (the “Company”) distributes specialty prescription medication services. MME was incorporated in January 1999 in the State of California.

The accompanying financial statements reflect the financial position and results of operations of MME on a historical cost basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVENTORIES.    Inventories consist entirely of pharmaceuticals available for sale. Inventories are recorded at lower of cost or market, cost being determined on a first-in, first-out (“FIFO”) basis.

USE OF ESTIMATES BY MANAGEMENT.    The preparation of the Company’s financial statements in conformity with generally accepted accounting principles require the Company’s management to make certain estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Such estimates primarily relate to accounts receivable, inventory and deferred tax valuation. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT.    Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of three to five years.

REVENUE RECOGNITION.    Revenue is recognized as medications or products are delivered or mailed to customers. A substantial portion of the Company’s revenue is billed to third-party payors, including insurance companies, managed care plans and governmental payors. Revenue is recorded net of contractual adjustments and related discounts. Contractual adjustments represent estimated differences between billed revenues and amounts expected to be realized from third-party payors under contractual agreements.

INCOME TAXES.    The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount currently estimated to be realized.

CASH EQUIVALENTS.    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CREDIT RISK.    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash equivalents with financial institutions. The Company’s customer base consists of a large number of diverse customers. The Company has substantially all of its cash in one bank account. The balance is insured by FDIC up to $100,000. Such cash balances, at times, may exceed FDIC limits. The Company has not experienced any losses in such accounts. The Company’s trade receivables represent a broad customer base. The Company routinely assesses the financial strengths of its customers. As a consequence, concentrations of credit risk are limited.

ALLOWANCE FOR DOUBTFUL ACCOUNTS.    Management regularly reviews the collectability of accounts receivable by tracking collection and write-off activity. Estimated write-off percentages are then applied to each aging category by payor classification to determine the allowance for estimated uncollectable accounts.

MEDICINE MADE EASY

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002 AND 2001

The allowance for estimated uncollectable accounts is adjusted as needed to reflect current collection, write-off and other trends, including changes in assessment of realizable value. While management believes the resulting net carrying amounts for accounts receivable are fairly stated and that the Company has made adequate provisions for uncollectable accounts based on all information available, no assurance can be given as to the level of future provisions for uncollectable accounts, or how they will compare to the levels experienced in the past. The Company’s ability to successfully collect its accounts receivable depends, in part, on its ability to adequately supervise and train personnel in billing and collection, and minimize losses related to system changes. An allowance for doubtful accounts was not considered necessary at December 31, 2002 and 2001.

SHIPPING AND HANDLING COSTS.    Shipping and handling costs that are incurred are included in selling, general and administrative expenses. Shipping and handling costs were approximately $301,000, and $206,000 in 2002 and 2001, respectively. Shipping and handling costs are not billed to customers.

LONG-LIVED ASSETS.    The carrying values of long-lived assets are periodically reviewed to determine if any impairment indicators are present. If it is determined that such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization and depreciation period, their carrying values are reduce to estimated fair value. No such impairment existed at December 31, 2002.

NEW PRONOUNCEMENTS.    In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risk will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 is not expected to have a material effect on the Company’s financial statements. In May 2003, the FASB issued Statement of Financial Account Standards (“SFAS”) 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material effect on the Company’s financial statements.

MEDICINE MADE EASY

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2002	December 31, 2001
Furniture and fixtures	$9,026	$7,284
Machinery and equipment	145,325	50,230
Leasehold improvements	177,045	175,074
Delivery vehicles	109,845	162,143

	441,241	394,731
Less accumulated depreciation and amortization	(204,732)	(99,776)

Property and equipment, net	$236,509	$294,955

Depreciation of property and equipment for the years ended December 31, 2002 and 2001 approximated $ 123,000 and $ 71,000 respectively.

NOTE 4. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The concentration of credit risk in the Company’s accounts receivable is mitigated by the large number of customers and by ongoing credit evaluations performed by the Company.

For the years ended December 31, 2002 and 2001 revenues from Medi-Cal and Aids Drug Assistance Program approximated $19,744,000 and $11,412,000 respectively.

Included in accounts receivable as of December 31, 2002 and 2001 are accounts receivable from Medicaid and Aids Drug Assistance Program approximating $592,000 and $916,000, respectively.

NOTE 5. INCOME TAXES

A reconciliation of the income tax expense (benefit) computed at the statutory Federal income tax rate to the reported amount follows:

	Year Ended December 31,
	2002	2001
Federal statutory rate:	34%	15%
Tax (benefit) provision at Federal statutory rates	$(230,000)	$10,000
State income taxes	(39,000)	5,000
Valuation allowance	249,000	6,000

Total	$(20,000)	$21,000

At December 31, 2002, the Company had net operating carry-forwards loss for tax purposes of approximately $493,000 expiring at various dates through 2022. As a result of the change in ownership, certain limitations may apply to this net operating loss carry-forward.

MEDICINE MADE EASY

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002 AND 2001

The provision (benefit) for income taxes is comprised of the following components:

	Year Ended December 31,
	2002	2001
Current:

Federal	$(13,000)	$13,000
State	(7,000)	8,000

Total	$(20,000)	$21,000

Deferred tax assets comprise the following:

	December 31,
	2002	2001
Depreciation and amortization	$19,000	$9,000
Accrued expenses	14,000	—
Benefit of net operating loss carry-forward	197,000	—
Gross deferred tax assets	$230,000	$9,000
Valuation allowance	(230,000)	(9,000)

Net deferred tax assets	$—	$—

NOTE 6. LEASE COMMITTMENTS

The Company leases office space in Torrance, San Diego and San Francisco, California. The lease for the Torrance space expires in December 2005; the lease for the San Diego space expires in October 2003; and the San Francisco space lease expires in April 2004. As of December 31, 2002, the Company’s lease commitments provide for the following minimum annual rentals.

2003	$194,026
2004	192,579
2005	138,750

$525,355

During the years ended December 31, 2002 and 2001, rental expense approximated to $214,000 and $128,000 respectively.

NOTE 7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, current receivables and payables and certain other short-term financial instruments approximate their fair value due to the short-term maturity of these items.

NOTE 8. RELATED PARTY TRANSACTIONS

At December 31, 2002 and 2001 MME was a guarantor on a loan to a shareholder for the purchase of 2330 West 205 Street. The stockholder is the landlord of 2330 West 205 Street, from which MME leases the space.

MEDICINE MADE EASY

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002 AND 2001

2002 and 2001 lease payments were $ 120,000 and $110,000, respectively. Effective May 1, 2003, MME is no longer the guarantor on the loan due to the acquisition.

At December 31, 2002 and 2001, a stockholder owed the company $50,824 and $87,159, respectively. This loan is an unsecured demand loan with an annual interest rate of 4.50%.

At December 31, 2002 and 2001, the Company owed stockholders $18,524 and $60,000, respectively. This loan is an unsecured demand loan with an annual interest rate of 4.50%.

NOTE 9. MAJOR SUPPLIERS

During the years ended December 31, 2002 and 2001, the Company purchased approximately $17,996,000 and $10,199,000, respectively from a major supplier. Amounts due to this supplier on December 31, 2002 and 2001 were approximately $1,745,000 and $1,110,000, respectively.

NOTE 10. EMPLOYEE BENEFIT PLAN

The Company has a savings and investment 401(k) plan whereby eligible employees can contribute up to 10% of eligible salary to the plan. The Company may elect to match a portion of such employee contributions, or, in certain circumstances, may be required to match up to 3% of employee compensation. Plan members are fully vested as to the matching contributions immediately. During the years ended December 31, 2002 and 2001, the Company contributed approximately $53,000 and $39,000 to the plan, respectively. In addition, the Company pays all plan administrative expenses.

NOTE 11. REVOLVING CREDIT LINE

The Company has a revolving credit facility in the amount of $150,000 available for short-term borrowings. Borrowings under the facility bear interest at 5.25% and were collateralized by a personal guarantee by a stockholder of the Company. As of December 31, 2002 and 2001 there were no balances outstanding under this line of credit. This credit facility expires on February 16, 2007, but, as of May 1, 2003, this credit line is no longer available due to the acquisition (see Note 12).

NOTE 12. SUBSEQUENT EVENTS

On May 1, 2003, Allion Healthcare, Inc. acquired Meds Made Easy (MME). The aggregate consideration for the acquisition was $4,950,000, subject to post-closing adjustments, and warrants to purchase 227,273 shares of Allion Healthcare, Inc. common stock for $11.00 per share. $200,000 of the purchase price was paid in cash prior to closing as a partial lock-up fee as of December 31, 2002. Prior to closing, an additional $100,000 lock-up fee was paid in cash during the first quarter. $2,250,000 of the purchase price was paid in cash at closing. $1,150,000 of the purchase price was paid by subordinated secured promissory notes payable on the first anniversary of the closing. The remaining $1,250,000 was paid by subordinated secured promissory notes payable due on the second anniversary of the closing. These notes payable accrue interest at a rate of Prime Rate plus 2% per annum. The notes payable are secured by cash, cash equivalents, accounts receivable, inventory, fixed and other assets of Allion Healthcare, Inc.

CALIFORNIA AIDS DRUG ASSISTANCE PROGRAM (ADAP) AUDIT.    ADAP has commenced a review of the Company’s billing in California. In particular, ADAP will review whether the appropriate procedures were followed and whether the requisite consents were obtained. The Company is in the process of providing ADAP with the requested documents.

PROSPECTUS                  , 2005

             Shares

Common Stock

Thomas Weisel Partners LLC

William Blair & Company

First Albany Capital

You may rely on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of the common stock in any circumstances under which the offer or solicitation is unlawful.

Until             , 2005 (25 days after the commencement of this offering), all dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses expected to be incurred by us in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount to be Paid
SEC Registration Fee	$6,768
NASD Filing Fee	$6,250
Nasdaq National Market Listing Fee	*
Printing and Engraving Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Transfer Agent and Registrar Fees and Expenses	*
Blue Sky Fees and Expenses	*
Miscellaneous Expenses	*

Total	*

*	to be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act, including reimbursement of expenses incurred.

As permitted by the Delaware General Corporation Law, our second amended and restated certificate of incorporation provides that we shall indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Delaware General Corporation Law does not permit indemnification in the following circumstances:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our third amended and restated by-laws provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware General Corporation Law, subject to certain limited exceptions; and

•	the rights conferred in the by-laws are not exclusive.

In addition, we intend to enter into indemnity agreements with our current directors and officers in the future. The indemnification agreements entered into between us and our executive officers and directors may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

We intend to obtain an additional directors’ and officers’ insurance policy to cover our directors and officers for certain liabilities, including coverage for public securities matters.

Reference is also made to the underwriting agreement filed as Exhibit 1.1 to this registration statement which provides for indemnification by our underwriters of our directors and officers who sign this registration statement for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

For the past three years, we have issued and sold unregistered securities in the transactions described below.

From time to time, we have granted options and warrants to acquire shares of common stock to employees and members of our board of directors. The following sets forth certain information about such grants:

Year	Number of shares	Range of Exercise Prices
2002	682,500	$1.00-$3.50
2003	60,000	$5.00
2004	699,250	$6.00-$6.25

On June 30, 2002, we issued warrants to purchase 7,500 shares of our common stock to Covington Associates at an exercise price of $1.00 per share.

On June 30, 2002, we issued warrants to purchase 10,000 shares of our common stock to Hazen & Terrill at an exercise price of $2.00 per share.

In April 2003, we sold 1,235,000 shares of Series C convertible preferred stock to a group of accredited investors at $5.00 per share and received net proceeds of approximately $6,063,682.

On May 1, 2003, we issued warrants to purchase 227,273 shares of our common stock to the previous owners of Medicine Made Easy at an exercise price of $11.00 per share.

In July 2003, we issued 125,000 warrants to John Pappajohn, a director of the Company, at an exercise price of $5.00 per share.

On October 1, 2003, we issued warrants to purchase 125,000 shares of our common stock to John Pappajohn, a director of the Company, in connection with the private placement of Series C convertible preferred stock that occurred in April 2003, at an exercise price of $5.00 per share.

In April and May 2004, we sold 1,491,828 shares of Series D convertible preferred stock to a group of accredited investors at $6.00 per share and received net proceeds of approximately $8,806,958. Sands Brothers Venture Capital and Roth Capital served as placement agents for our Series D preferred stock offering.

On April 16, 2004, we issued warrants to purchase 24,000 shares of our common stock to Roth Capital at a warrant price of $6.00 per share as partial placement fees for our Series D convertible preferred stock.

On May 26, 2004, we issued warrants to purchase 90,493 shares of our common stock to Sands Brothers at an exercise price of $6.00 per share as partial placement fees for our Series D convertible preferred stock.

On December 23, 2004, we issued 5-year warrants to purchase 53,121 shares of our common stock to Sands Brothers at a warrant price of $6.25 per share.

In December 2004, we sold 664,013 shares of Series E convertible preferred stock to certain accredited investors at a per share price of $6.25 per share and received net proceeds of $4,150,081. Sands Brothers Venture Capital and Roth Capital served as placement agents for our Series E preferred stock offering.

On January 4, 2005, as partial consideration for our acquisition of North American Home Health Supply Inc., we issued warrants to purchase 150,000 shares of our common stock to the former owners of North American Home Health Supply Inc. at an exercise price of $6.26 per share.

On February 28, 2005, as partial consideration for our acquisition of Specialty Pharmacies, Inc., we issued warrants to purchase 351,483 shares of our common stock to the former owners of Specialty Pharmacies at an exercise price of $6.26 per share.

In April 2005 we issued warrants to purchase 100,000 shares of common stock to Mr. Pappajohn with a warrant price equal to the initial offering price as consideration for his continuing guaranty of our West Bank note.

We believe sale and issuance of securities in the transactions described above were exempt from registration under the Securities Act pursuant to Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided for in Rule 701. The recipients of securities in each such transaction presented their intention to acquire securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients received or had access to adequate information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

1.1	Form of Underwriting Agreement.*

2.1	Confirmation Order dated February 1, 1999. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on October 10, 1999.)

2.2	First Amended Plan of Reorganization of The Care Group, Inc., et al. dated January 2, 1998. (Incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K filed on October 10,1999.)

2.3	Stock Purchase Agreement, dated as of May 1, 2003, among MOMS Pharmacy, Inc., as buyer, Allion Healthcare, Inc. as parent, and Darin A Peterson and Allan H. Peterson collectively as sellers. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on May 16, 2003.)

2.4	Stock Purchase Agreement by and among MOMS Pharmacy, Inc. and Michael Stone and Jonathan Spanier dated as of January 4, 2005. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on January 10, 2005.)

2.5	Stock Purchase Agreement by and among MOMS Pharmacy, Inc. and Pat Iantorno, Eric Iantorno, Jordan Iantorno, Jordan Iantorno A/C/F Max Iantorno, Michael Winters and George Moncada dated as of February 28, 2005. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 4, 2005.)

3.1	Amended and Restated Certificate of Incorporation of the Registrant. (Incorporated by reference to Exhibit A to the Registrant’s proxy statement filed on June 4, 2003.)

3.2	Certificate of Designation of Rights and Preferences of Series A Preferred Stock of Allion Healthcare, Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

3.3	Amended and Restated Certificate of Designation of Rights and Preferences of Series B Preferred Stock of Allion Healthcare, Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

3.4	Certificate of Designation of Rights and Preferences of Series C Preferred Stock of Allion Healthcare, Inc. (Incorporate by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-KSB filed on April 16, 2003.)

3.5	Certificate of Designation of Rights and Preferences of Series D Preferred Stock of Allion Healthcare, Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

3.6	Certificate of Designation of Rights and Preferences of Series E Preferred Stock of Allion Healthcare, Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on December 20, 2004.)

3.7	Second Amended and Restated By-laws of the Registrant. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-KSB filed on April 15, 2003.)

3.8	Second Amended and Restated Certificate of Incorporation of the Registrant.*

3.9	Third Amended and Restated By-laws of the Registrant.*

4.1	Warrant to Purchase Common Stock of Allion Healthcare, Inc. issued to Darin A. Peterson, as of May 1, 2003. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on May 16, 2003.)

4.2	Warrant to Purchase Common Stock of Allion Healthcare, Inc. issued to Allan H. Peterson, as of May 1, 2003. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report of Form 8-K filed on May 16, 2003.)

4.3	Form of warrant to Purchase Common Stock of Allion Healthcare, Inc. issued to the former owners of North American Home Health Supply, Inc., as of January 4, 2005. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report of Form 8-K filed on January 10, 2005.)

4.4	Warrant to Purchase Common Stock of Allion Healthcare, Inc. issued to the former owners of Specialty Pharmacies Inc., as of February 28, 2005. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report of Form 8-K filed on March 4, 2005.)

4.5	Subordinated Secured Promissory Note of Allion Healthcare, Inc. dated as of May 1, 2003, in the principal amount of $1,187,500, issued to Darin A. Peterson. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on May 16, 2003.)

4.6	Subordinated Secured Promissory Note of Allion Healthcare, Inc., dated as of May 1, 2003, in the principal amount of $62,500, issued to Allan H. Peterson. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on May 16, 2003.)

4.7	Subordinated Secured Promissory Notes of Allion Healthcare, Inc., dated as of January 4, 2005, in the aggregate amount of $1,375,000, issued to the former owners of North American Home Health Supply, Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on January 10, 2005.)

4.8	Subordinated Secured Promissory Notes of Allion Healthcare, Inc., dated as of February 28, 2005, in the aggregate amount of $1,900,000, issued to the former owners of Specialty Pharmacies, Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on March 4, 2005.)

4.9	Continuing Guaranty of Allion Healthcare, Inc. Indebtedness to West Bank by Guarantor John Pappajohn dated as of December 16, 1999. (Incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

4.10	Guaranty given by Allion Healthcare, Inc. to and for the benefit of Michael Stone and Jonathan Spanier dated as of January 4, 2005. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on January 10, 2005.)

4.11	Promissory Note of Allion Healthcare, Inc. dated as of March 31, 2005, in the principal amount of $1,500,000 issued to West Bank.*

4.12	Warrant to Purchase Common Stock of Allion Healtcare, Inc. issued to John Pappajohn on January 11, 2000.*

4.13	Warrant to Purchase Common Stock of Allion Healthcare, Inc. issued to John Pappajohn on July 20, 2003.*

4.14	Warrant to Purchase Common Stock of Allion Healthcare, Inc. issued to John Pappajohn on April 13, 2005.*

5.1	Opinion of Kirkland & Ellis LLP.*

10.1	Registration Rights Agreement, dated as of October 30, 2001, by and between Allion Healthcare, Inc. and Gainesborough, L.L.C. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on 10-KSB/A filed in May 2004.)

10.2	Registration Rights Agreement, dated as of December 17, 2004 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 20, 2004.)

10.3	1998 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

10.4	2002 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K filed on April 15, 2003.)

10.5	Subordinated Security Agreement, dated as of May 1, 2003, among Allion Healthcare, Inc., as borrower, Darin A. Peterson and Allan H. Peterson, collectively, as lenders, and Darin A. Peterson, as collateral agent. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 16, 2003.)

10.6	Loan and Security Agreement, dated as of April 21, 1999, by and among the Registrant, The Care Group of Texas Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and HCFP Funding, Inc. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.7	Amendment No. 1 to Loan and Security Agreement, executed as of July 27, 2001 and effective as of April 21, 2001, by and among the Registrant, The Care Group of Texas Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.8	Amendment No. 2 to Loan and Security Agreement, dated as of April 2002, by and among the Registrant, The Care Group of Texas, Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.9	Amendment No. 3 and Consent to Loan and Security Agreement, dated as of May 28, 2003, by and among the Registrant, The Care Group of Texas, Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.10	Amendment No. 4 to Loan and Security Agreement, dated as of September 2003, by and among the Registrant, The Care Group of Texas, Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.11	Agreement of Lease Between Reckson Operating Partnership, L.P and Allion Healthcare, Inc. (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.12	Amendment No. 5 to Loan and Security Agreement, dated as of January 2005, by and among the Registrant, The Care Group of Texas, Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

10.13	Amendment No. 6 to Loan and Security Agreement, dated as of February 2005, by and among the Registrant, The Care Group of Texas, Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

10.14	AmerisourceBergen Prime Vendor Agreement dated September 15, 2003. (Incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

10.15	Letter Agreement with Oris Medical Systems, Inc. dated March 3, 2005 relating to potential software licensing arrangement under which we would secure an exclusive license from Oris Medical to use an electronic prescription writing system (Ground Zero Software’s LabTracker software). (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8K filed on March 7, 2005.)

10.16	Registration Rights Agreement, dated as of January 4, 2005, by and between Allion Healthcare, Inc. and Michael Stone and Jonathan Spanier. (Incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

10.17	Lease for 1660 Walt Whitman Road, Melville, New York (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.18	Registration Rights Agreement, dated as of April 4, 2003.*

10.19	Registration Rights Agreement, dated as of April 16, 2004.*

14.1	Code of Ethics. (Incorporated by reference to Exhibit 14.1 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

21.1	Subsidiaries of the Registrant.*

23.1	Consent of BDO Seidman, LLP.

23.2	Consent of LWBJ, LLP.

23.3	Consent of McGladrey & Pullen.

23.4	Power of Attorney, included on the signature page hereof.

99.1	Audit Committee Charter.*

*	To be filed by amendment.

(b) Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore have been omitted.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 15, 2005.

ALLION HEALTHCARE, INC.

By:	/s/ JAMES G. SPENCER
James G. Spencer Chief Financial Officer, Treasurer and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Michael P. Moran and James G. Spencer, and each of them individually, with full power of substitution and resubstitution, his or her true and lawful attorney-in fact and agent, with full powers to each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney. This power of attorney may be executed in counterparts and all capacities to sign any and all amendments.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL P. MORAN Michael P. Moran	Chairman of the Board, Chief Executive Officer and President	April 14, 2005

/s/ JAMES G. SPENCER James G. Spencer	Chief Financial Officer, Secretary and Treasurer	April 14, 2005

/s/ JOHN PAPPAJOHN John Pappajohn	Director	April 14, 2005

/s/ DERACE SCHAFFER Derace Schaffer, M.D.	Director	April 14, 2005

/s/ JAMES B. HOOVER James B. Hoover	Director	April 14 , 2005

/s/ JOHN COLLOTON John Colloton	Director	April 14, 2005

/s/ HARVEY WERBLOWSKY Harvey Werblowsky	Director	April 14, 2005